Form 10-K, Exhibit 13
period 1996-12-31
DSP GROUP INC /DE/
filed 1997-03-31
CIK 915778

                               DSP GROUP, INC.

                          PRICE RANGE OF COMMON STOCK


The Company's Common Stock (Nasdaq symbol "DSPG") began trading publicly on the Nasdaq National Market on February 11, 1994 in connection with the Company's initial public offering. Prior to that date, there was no public market for the Company's Common Stock. The following table presents for the periods indicated the intraday high and low sale prices for the Common Stock as reported by the Nasdaq National Market.


1996                                          HIGH             LOW
                                              ----             ---
First Quarter                                $13.75            $8.25
Second Quarter                               $15.00            $8.75
Third Quarter                                $10.50            $6.75
Fourth Quarter                               $11.25            $7.38



1995                                          HIGH             LOW
                                              ----             ---
First Quarter                                $23.25           $13.75
Second Quarter                               $26.00           $19.25
Third Quarter                                $26.00           $17.50
Fourth Quarter                               $19.25           $ 7.75


As of December 31, 1996, there were approximately 180 holders of record of the Company's common stock, which the Company believes represents approximately 9,000 beneficial holders. The Company has not paid cash dividends on its common stock and presently intends to follow a policy of retaining any earnings for reinvestment in its business, and in any case, the Company is prohibited from paying dividends until its accumulated deficit of $12,342,000 is eliminated.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF
OPERATIONS:  1996

RESULTS OF OPERATIONS

    1996 has been a unique year for DSP Group. Results of operations for 1996 must be viewed as a two-phase era divided by the turnaround the Company went through in the second half of 1996. A major setback, showing signs back in the fourth quarter of 1995, affected the first half of 1996, resulting in the decline of product gross margins, accumulation of inventories and negligible operating income.

    The second half of 1996 is marked by the introduction of a new management team and the Company's turnaround. Product costs decreased, R&D sensibly redirected and G&A expenses reduced. The turnaround resulted in gradually improving margins which stabilized in the fourth quarter on new profitable levels.

TOTAL REVENUES

    Total revenues were $52.9 million in 1996, $50.4 million in 1995 and $28.6 million in 1994, representing an increase over the prior year of 5% for 1996 compared with 76% for 1995. These results reflect the major setback the Company went through, beginning in the fourth quarter of 1995, as well as the marked turnaround performed by the new management in the second half of 1996. This setback was a result of a decline in revenues of TAD speech processors (due to softness in the TAD market caused by declining average selling prices). The new management targeted the high costs of manufacturing and operating expenses and succeeded in reducing both to create higher profits.

    Through 1996 the Company maintained its role as a leading supplier of technologically advanced, cost effective speech processors. The Company's future operating results will be dependent upon a variety of factors - see also "Factors Affecting Operating Results" in this report and in Form 10K.

    Export sales, primarily consisting of TAD speech processors shipped to manufacturers in Asia and Europe, represented 91%, 81% and 80% of total revenues for the Company in 1996, 1995 and 1994 respectively.

    All export sales are denominated in U.S. dollars.

SIGNIFICANT CUSTOMERS

    Revenues from a distributor, Tomen Electronics, accounted for 17% of total revenues in 1996 compared to 25% in 1995. Revenues from the Samsung group accounted for 11% of total revenues in 1996.

    In 1994 revenues from three customers, Tomen Electronics, RTI Industries (a distributor) and Texas Instruments, accounted for 22%, 16% and 10% of total revenues, respectively. The loss of one or more major distributors or major customers could have an adverse effect on the Company's business, financial condition and results of operations.

GROSS PROFIT

    Gross profit as a percentage of total revenues was 42% in 1996, 48% in 1995 and 50% in 1994. The overall decline in gross margin was due to competitive market pricing pressure for TAD products and the setback discussed earlier. In the fourth quarter of 1996 gross margins increased to 44%.

    Product gross profit as a percentage of product sales decreased to 29% in 1996 from 40% in 1995 and 35% in 1994. The low margins were primarily due to lower average selling prices which were not accompanied by a reciprocal decrease in product costs. However, product gross margin in the fourth quarter of 1996 increased to 35% from an average gross margin of 26% in the first three quarters.


RESEARCH AND DEVELOPMENT EXPENSES

    Research and development expenses increased marginally in 1996 to $8.5 million from $8.4 million in 1995. However, through 1997 the Company expects R&D expenses to stabilize on an annual rate of $8.0 million. This slightly lower level of R&D expenses, achieved while maintaining R&D capacity, is attributable to the consolidation of R&D activities in Israel and elimination of redundancies. The outcome is a closely managed, leaner and better focused research team. Other factors contributing to lower R&D were a reduction in the tape-out counts per chip and a decrease in the cost of materials associated with the Company's development of new speech processors for TAD products and personal computer telephony applications. Research and development expenses as a percentage of total revenues decreased to 16% in 1996 from 17% in 1995.

    Research and development expenses increased to $8.4 million in 1995 from $4.4 million in 1994. The increase was due primarily to the reinforcement and build up of a stronger R&D work-force to maintain revenues in excess of $50 million a year. As a result of these increases, research and development expenses as a percentage of total revenues increased to 17% in 1995 from 15% in 1994.

SALES AND MARKETING EXPENSES

    Sales and marketing expenses decreased in 1996 to $4.4 million from $5.1 million in 1995. The annualized rate for the second half of 1996 was even lower at $4.1 million. This decrease was due primarily to the consolidation of sales and sales related activities in the U.S., a reduction in sales and marketing personnel including the elimination of redundant managerial layers and strict monitoring of expenses. The above decrease was partially offset by higher marketing expenses in the European office which had started to operate at the end of 1995.

    Sales and marketing expenses increased to $5.1 million in 1995 from $3.8 million in 1994. The increase was due primarily to expenses associated with increased sales and marketing staff essential for the penetration stage to the market of TAD, DSPCore and TrueSpeech-Registered Trademark- technologies. Sales and marketing expenses as a percentage of total revenues declined to 8% in 1996 from 10% and 13% in 1995 and 1994, respectively.

GENERAL AND ADMINISTRATIVE EXPENSES

    General and administrative expenses increased marginally to $5.7 million in 1996 from $5.6 million in 1995. G&A expenses in 1996 contain one time charges associated with the departure of senior management in the Santa Clara office offset by reduced legal expenses. In the second half of 1996 the annualized rate of G&A expenses was $4.9 million compared to $6.5 million in the first half.

    General and administrative expenses increased to $5.6 million in 1995 from $4.1 million in 1994. The increase was due primarily to legal, insurance and other expenses as well as expenses associated with litigation against Rockwell International ("Rockwell") for unfair trade practices. General and administrative expenses as a percentage of total revenues decreased to 11% in 1996 and 1995 from 14% in 1994 due primarily to the growth in total revenues.

UNUSUAL ITEMS

    In July 1996 the Company invested $2.0 million of cash for approximately 40% of the equity interests in Aptel Ltd. ("Aptel"), a related party, which is located in Israel. Aptel is an emerging Company in its product development stage. Aptel has expertise in spread spectrum direct sequence modulation technology, which is applicable to the development of products for two-way paging systems and telemetry applications. In connection with the acquisition, the Company recorded a one-time write-off of acquired in-process R&D technology of $1.5 million based on an independent estimate of value.

    In the second quarter of 1995, the Company decided to sell its 89% equity interest in its subsidiary Nogatech Inc. Accordingly, the Company incurred a charge of $500,000 to write down Nogatech Inc., to its estimated fair value less costs to sell. In addition, in April 1995, the former chairman of the board resigned to pursue other business interests and the Company incurred $413,000 of severance expense as a result.

    In May 1994, the Company expensed $1.1 million of acquired research and development obtained in connection with the purchase of all the outstanding stock of Nogatech, Inc., not previously held by the Company amounting to approximately an additional 50% of the then outstanding stock of Nogatech, Inc. In September of 1994, the Company sold its optical disk technology obtained in the purchase of Nogatech to an investor group, and recorded a gain of $646,000.

OTHER INCOME (EXPENSE)

    Interest and other income increased to $1.6 million in 1996 from $1.4 million in 1995 and $1.2 million in 1994. The increase in 1996 and 1995 is a result of higher average cash, cash equivalents and marketable securities balances while the increase in 1994 was attributed to the investment of the proceeds from the Company's initial public offering in February 1994. In the last quarter of 1996, cash and cash equivalents and marketable securities rose by more than

$9.0 million to $43.0 million. Other income in 1994 also included $205,000 of previously unrecognized gains due to adjustments to stockholder notes receivable resulting from changes in the consumer price index.

    Equity in loss of unconsolidated subsidiaries was $457,000, $212,000 and $238,000 in 1996, 1995 and 1994 respectively. The increase in 1996 was mainly due to equity loss of Aptel since July of 1996, when the Company acquired a 40% equity ownership interest. Equity in loss of unconsolidated subsidiaries also included amortization of the excess of purchase price over net assets acquired for an equity investment in AudioCodes, Ltd., made in the second quarter of 1994.

GAIN ON SETTLEMENT OF LITIGATION

    In October 1996, the Company entered into a settlement agreement with Rockwell International Corporation. As part of the litigation settlement a one time gain of $3.8 million, net of legal expenses was recorded.

GAIN ON SALE OF STOCK IN AFFILIATE

    The Company sold its remaining equity interest in DSP Communications, Inc. ("DSPC"), in DSPC's initial public offering in 1995. DSPC is the successor of a former subsidiary of the Company, DSP Telecommunications, Ltd. The equity interest, which had no book value, was sold for $1.9 million of cash. In 1994, the Company sold a portion of its equity interest in DSPC for $1.9 million of cash, including amounts to related parties of $1.4 million, resulting in a pretax gain of $1.9 million.

PROVISION FOR INCOME TAXES

    The effective tax rate for the years ended December 31, 1996, 1995 and 1994 was 15%, .7% and 8%, respectively. The tax rate for 1996 is greater than 1995 due to decreased benefits from the utilization of net operating loss carry forwards and other deferred tax assets, offset slightly by greater benefits received from tax exempt interest income and foreign tax holidays.
In 1995 and 1994, the Company benefited, for federal, state, and Israeli tax purposes, from the utilization of its net operating loss carry forwards as well as the recognition of certain other deferred tax assets in 1995. The tax provision for 1994 consisted primarily of federal alternative minimum tax, and withholding taxes on royalties from an independent foundry.

    DSP Semiconductors Ltd. in Israel has been granted "Approved Enterprise" status by the Israel government according to two investment plans. The Approved Enterprise status allows a tax holiday for a period of 2 - 4 years and a corporate tax rate of 10% for additional 6 - 8 years on the respective investment plans' proportionate share of taxable income. The Company believes its effective tax rate may remain lower than the statutory rate in the future due to increased benefits of the Israeli tax holiday.

    A net deferred tax asset of approximately $1.0 million is reflected in the financial statements. Approximately $3.0 million of the future U.S. taxable income will be necessary to realize this deferred tax asset. While there can be no assurance that future U.S. income will be sufficient to realize this benefit, management is of the opinion that it is more likely than not that this benefit will be realized in the near future based upon projected income. A valuation allowance of approximately $3.7 million was provided in the financial statements. Approximately, $2.2 million of the valuation allowance for deferred tax assets is attributable to stock option deductions, the benefit of which will be credited to equity when realized. The remaining valuation allowance relates to U.S. operating losses, tax credit carry forwards, and temporary differences for which the generation of U.S. taxable income in the near future is not projected.

LIQUIDITY AND CAPITAL RESOURCES

    OPERATING ACTIVITIES. In 1996, net cash provided by operating activities was $11.3 million provided primarily by (i) $6.0 million of net income of which $3.8 million was derived from the settlement with Rockwell, (ii) $1.7 million of depreciation and amortization and a $1.5 million write-off of acquired in-process technology R&D from a related party (iii) a $1.2 million decrease in deferred income tax and a $2.6 million decrease in accounts receivable. These were partially offset by (i) a $1.0 million decrease in accounts payable and (ii) a $0.6 million decrease in income taxes payable.

    It should be noted that cash provided by operating activities for the second half of 1996 was $13.1 million compared
                                      21
with $1.8 million of cash used in operating activities in the first half.

    In 1995, net cash provided by operations was $4.1 million, provided primarily by (i) $7.2 million of net income of which $1.9 million was derived from the sale of stock in an affiliate, (ii) $1.6 million of depreciation and amortization and a $500,000 non-cash charge to write-down of impaired assets, and (iii) a $1.3 million increase in income taxes payable. These were partially offset by (i) a $1.7 million decrease in accounts payable, (ii) a $1.5 million increase in accounts receivable associated with growth in revenues, (iii) a $1.0 million increase in inventories to maintain availability of finished TAD products, and (iv) a $2.2 million increase in deferred income taxes.

    In 1994, net cash used in operations was $356,000, caused primarily by a $3.9 million increase in accounts receivable associated with the increase in revenues, and a $2.3 million increase in inventories to maintain availability of finished TAD products and to introduce the Nogavision product line. These uses were partially offset by (i) $4.0 million of net income, of which $1.9 million was derived from the sale of stock in an affiliate and $1.0 million was derived from the reimbursement of expenses and gain on sale of technology to related party in exchange for notes receivable, (ii) a $2.9 million increase in accounts payable associated with the growth in business, and
(iii) a charge to income of $1.1 million for acquired research and development.

INVESTING ACTIVITIES

    In 1996, 1995 and 1994, the Company purchased $32.2 million, $28.3 and $21.0 million, respectively, and sold $20.6 million, $18.2 million and $12.0 million, respectively, of investments classified as marketable securities. Capital equipment additions in 1996, 1995 and 1994 were $0.8 million, $3.1 million and $1.7 million, respectively, for computer hardware and software used in engineering development, engineering test equipment, vehicles, and furniture and fixtures. The 1995 acquisitions of capital equipment were primarily in response to increased headcount and new facility requirements in Israel. The Company capitalized $173,000, $265,000 and $288,000 of software development costs in 1996, 1995 and 1994, respectively.

    In July 1996, the Company invested $2.0 million of cash for approximately 40% of the equity interests in Aptel, a related party.
Expenses related to the acquisition were $158,000. The total cost of the acquisition was allocated to the estimated fair value of the assets acquired, and as a result the Company incurred a one-time write-off of acquired in-process technology of $1.5 million based on an independent estimate of value. The Company has a two-year option to purchase additional stock from Aptel at the same valuation to enable the Company to increase its ownership interest to 51% in Aptel, and an additional option to acquire the then remaining outstanding stock of Aptel from its shareholders payable at the seller's option in either cash or stock of the Company.

     In March 1995 the Company sold all of its shares of DSPC Common Stock in DSPC's initial public offering and in April 1995 upon the exercise of the underwriters' overallotment option. Net proceeds of the sales, after underwriters' commissions, amounted to $1.9 million in 1995. In 1994, the Company had previously sold a portion of its holding in DSPC for $1.9 million of cash.

    In August, 1995, the Company concluded the sale of its equity interest in Nogatech to two purchasers for $1.5 million of cash. In addition, in exchange for the receipt from Nogatech of certain fixed assets, reimbursement of post June 30, 1995 cash fundings of Nogatech, a $400,000 secured promissory note and future sales of certain Nogatech products, the Company issued limited licenses to Nogatech to use certain technology of the Company and canceled all other amounts owed the Company by Nogatech. The Company has attributed $250,000 of the purchase price to the value of these limited licenses sold to Nogatech based upon the Company's licensing pricing structure.

    In 1994, the Company acquired from Scitex Corporation, Ltd, the then remaining 50% of outstanding capital stock of Nogatech, Inc. not previously held by the Company for cash payment of $2.0 million. Legal, accounting and professional costs associated with the purchase were $100,000. In 1994, the Company also increased its equity interests in AudioCodes, Ltd., by purchasing common stock directly from AudioCodes for $1.6 million of cash and purchasing common stock and options from two founders of AudioCodes for $280,000 of cash to each founder. In 1993, the Company made a $500,000 investment in AudioCodes. The Company now has a 35% equity interest in AudioCodes.

FINANCING ACTIVITIES

    In 1996, the Company received $0.5 million compared to $1.9 million and $2.0 million in 1995 and 1994, respectively, upon the exercise of employee stock options and issuance of Common Stock under the employee stock purchase plan. Repayment of stockholders' notes receivable accounted for $0.4 million, $0.7 million and $0.9 million in 1996, 1995 and 1994, respectively.

    The Company's revolving line of credit with a domestic bank provides for borrowings of up to $2.0 million and expires in June 1997. Amounts borrowed under the line of credit are collateralized by substantially all of the Company's U.S. tangible assets and the Company is also subject to certain financial covenants. At December, 1996, the aggregate amount available to be borrowed under the revolving line of credit was $2.0 million.

    In July 1995, the former Chairman of the Board paid $1.1 million as full payment on two full-recourse promissory notes and accrued interest. The notes had been issued in 1994 in connection with a warrant exercise and related withholding taxes.

    The Company completed its initial public offering in February 1994. Net proceeds, after underwriting commissions and expense associated with the offering, were $27.6 million. The Company also received cash of $2.0 million upon the exercises of common stock options and warrants in 1994. In 1994, the Company repaid the $1.5 million note to a foreign bank as well as repaid $335,000 owed under a line of credit with the same foreign bank.

    At December 31, 1996, the Company's principal source of liquidity consisted of cash and cash equivalents totaling $12.2 million, marketable securities of $30.8 million and amounts available under the domestic bank line of credit of $2.0 million. The Company's working capital at December 31, 1996 was $47.9 million up from $39.3 million at December 31, 1995.

    The Company believes that its current cash and its available line of credit will be sufficient to meet its cash requirements through at least the next twelve months. The Company has investigated, and continues to investigate, means to acquire greater control over wafer production, whether by joint venture, equity investments in or loans to wafer suppliers. There can be no assurance that the Company will consummate any such transactions. As part of its business strategy, the Company occasionally evaluates potential acquisitions of business, products and technologies. Accordingly, a portion of its available cash may be used for the acquisition of complementary products or business. Such potential transactions may require substantial capital resources, which may require the Company to seek additional debt or equity financing.

FACTORS AFFECTING OPERATING RESULTS

    The stockholders' letter and discussion in this annual report concerning the Company's future products, expenses, revenue, liquidity and cash needs as well as the Company's plans and strategies contain forward-looking statements concerning the Company's future operations and financial results. These forward-looking statements are based on current expectations and the Company assumes no obligation to update this information. Numerous factors could cause results to differ from those described in these statements and prospective investors and stockholders should carefully consider the factors set forth below in evaluating these forward-looking statements.

    The Company's revenues are derived predominantly from product sales and accordingly vary significantly depending on the volume and timing of product orders. The Company's quarterly operating results also depend on the timing of the recognition of license fees and the level of per unit royalties. The uncertain timing of such license fees has caused, and may continue to cause, quarterly fluctuations in the Company's operating results. The Company's per unit royalties
                                      23
are dependent upon the success of its original equipment manufacturer ("OEM") licensees in introducing products utilizing the Company's technology and the success of those OEM products in the marketplace. In the fourth quarter of 1995, the first shipment of products utilizing the Company's PineDSPCore technology occurred. However, royalties from such shipments and TrueSpeech have not been significant to date.

    The Company's quarterly operating results may fluctuate significantly as demand for TADs varies during the year due to seasonal customer buying patterns, and other factors, including the mix of products sold; fluctuations in the level of sales by OEMs and other vendors of products incorporating the Company's products; changes in general economic conditions; and other factors, including those documented elsewhere in this report.

    The Company has experienced and is experiencing a decrease in the average selling prices of its TAD speech processors. During 1996, the Company was able to partially offset this decrease on an annual basis through manufacturing cost reductions and the introduction of new higher priced products with higher performance. However, any inability of the Company to respond to increased price competition for these and other products through the continuing and frequent introduction of new products or reductions of manufacturing costs would have a material adverse effect on the Company's business, financial condition and results of operations. The markets for the Company's products are extremely competitive and the Company expects this competition will increase. The Company's existing and potential competitors in each of its markets include large and emerging domestic and foreign companies, many of which have significantly greater financial, technical, manufacturing, marketing, selling and distribution resources and management expertise than the Company. Sales of TAD products comprise a substantial part of the Company's product sales. Any adverse change in the digital TAD market or the Company's ability to compete and maintain its position in that market would have material adverse effect on the Company's business, financial condition and results of operations.

    All of the Company's integrated circuit products are manufactured by independent foundries. While these foundries have been able to adequately meet the demands of the Company's increasing business, the Company is and will continue to be dependent upon these foundries to achieve acceptable manufacturing yields, quality levels and costs, and to allocate to the Company a sufficient portion of foundry capacity to meet the Company's needs in a timely manner. To meet increased wafer requirements, the Company has added additional independent foundries to manufacture its TAD speech processors. The Company believes that it now has sufficient foundry capacity through 1998. Revenues could be materially and adversely affected, however, should any of these foundries fail to meet the Company's request for products due to a shortage of production capacity, process difficulties or low yield rates.

    Certain of the raw materials, components and subassemblies included in the products manufactured by the Company's OEM customers, which also incorporate the Company's products, are obtained from a limited group of suppliers. Distribution shortages or termination of certain of these sources of supply could occur. For example, the Company's customers for TAD speech processors have experienced difficulties obtaining sufficient timely supplies of Audio-grade random access memories ("ARAMs") which are included in current digital TADs. These shortages were due to the increasing demand for ARAMs for TAD products, and fluctuations in ARAM production as ARAMs are a by-product in the fabrication of dynamic random access memories ("DRAMs") with ARAM yields varying inversely with the DRAM yield. Supply disruptions, shortages or termination could have an adverse effect on the Company's business and a result of operations due to its customer's delay or discontinuance of orders for the Company's products until such components are available.

    The Company's prospects are partially dependent upon the establishment of industry standards for digital speech compression based on TrueSpeech algorithms in the computer telephony markets. This would create an opportunity for the Company to develop and market speech co-processors that provide TrueSpeech solutions and enhance the performance and functionally of products incorporating these co-processors. In the fourth quarter of 1995, the International Telecommunications Union ("ITU") gave final approval to TrueSpeech as the speech compression technology for low bit-rate video conferencing (G.723.1). For simultaneous voice and data ("DSVD") modems, the ITU has adopted a proposed audio standard based on an existing standard (G.729) sponsored by the University of Sherbrooke rather than a standard based on TrueSpeech. The Company intends to license the speech compression standard selected by the ITU to be included in the Company's DSVD co-processors. The failure to establish industry standards based on TrueSpeech algorithms or to develop and market competitive speech co-processors would have material adverse effect on the Company's business, financial condition and results of operations.

    G.723.1 is also one of the speech coders for the H.323 based conferencing applications. This standard provides conferencing capabilities over the packet-based networks, most significantly the Internet and other IP networks. Since G.723.1 is the lowest bit-rate technology in the list of speech coders for this standard, it may be adopted by the industry as the choice of speech coder for the Internet conferencing applications.

    As is typical in the semiconductor industry, the Company has been and may from time to time be notified of claims that it may be infringing patents or intellectual property rights owned by third parties. For example, AT&T has asserted that G.723.1, which is primarily composed of TrueSpeech algorithm, includes certain elements covered by patents held by AT&T and has requested that video conferencing manufacturers license such technology from AT&T. Other organizations including Lucent, NTT and VoiceCraft recently raised claims in public that they have patents related to the G.723.1 technology. If it appears necessary or desirable, the Company may seek licenses under such patents or intellectual property rights that it is allegedly infringing. Although holders of such intellectual property rights commonly offer such licenses, no assurances can be given that licenses will be offered or that terms of any offered licenses will be acceptable to the Company. The failure to obtain a license for key intellectual property rights from a third party for technology used by the Company could cause the Company to incur substantial liabilities and to suspend the manufacture of products utilizing the technology used by the Company could cause the Company to incur substantial liabilities and to suspend the manufacture of products utilizing the technology. However, the Company in its licensing activities represents only the four co-developers' patents and intellectual property rights as they relate to the G.723.1 technology. The Company believes that the ultimate resolution of these matters will not have material adverse effect on the Company's financial position and results of operations, or cash flows.

    In November 1995, after the Company's stock price declined, several lawsuits were filed in the United States District Court for the Northern District of California accusing the Company, its former Chief Executive Officer, and its former Chief Financial Officer of issuing materially false and misleading statements in violation of the federal securities laws. These lawsuits were consolidated into a single amended complaint in February 1996. In the amended complaint, plaintiffs sought unspecified damages on behalf of all persons who purchased shares of the Company's Common Stock during the period June 6, 1995 through November 10, 1995. On June 11, 1996, the Court granted the Company's motion to dismiss the lawsuit, with leave to amend.
The plaintiffs filed an amended complaint on July 11, 1996, and the Court on August 14, 1996, held a hearing on the Company's motion to dismiss the complaint. On March 7, 1997, the Court issued an order dismissing with prejudice all claims based on statements issued by the Company. The Court is permitting the plaintiffs to proceed with their claims regarding statements the Company allegedly made to securities analysts, and is also permitting the plaintiffs to amend their complaint as to their claim that the Company is responsible for the statements contained in analysts' reports. The Company believes the lawsuit to be without merit and intends to defend itself vigorously.

    Variety and uncertainty of the factors affecting the Company's operating results, and the fact that the Company participates in a highly dynamic industry, may result in significant volatility in the Company's Common Stock price.

             Report of Ernst & Young LLP, Independent Auditors


The Board of Directors and Stockholders
DSP Group, Inc.

We have audited the accompanying consolidated balance sheets of DSP Group, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of DSP Group, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                       /s/ Ernst & Young LLP

San Jose, California
January 26, 1997,
except for Stockholders' Litigation under
Note 5, as to which the date is
March 7, 1997

                                DSP GROUP, INC.

                           CONSOLIDATED BALANCE SHEETS


                                                              DECEMBER 31,
                                                           1996       1995
                                                      -------------------------
                                                      (IN THOUSANDS, EXCEPT PER
                                                             SHARE AMOUNTS)
ASSETS
Current assets:
  Cash and cash equivalents                               $12,172       $14,679
  Marketable securities                                    30,762        19,149
  Accounts receivable, less allowance for returns and
    doubtful accounts of $636 in 1996 and $613 in 1995      4,833         7,461
Accounts and notes receivable from related parties
and officers                                                   28           668
Inventories                                                 2,957         3,000
Deferred income taxes                                         500           784
Prepaid expenses and other current assets                   1,357           876
                                                        ------------------------
Total current assets                                       52,609        46,617

Property and equipment, at cost:
Computer equipment                                          5,985         5,518
Furniture and fixtures and other                            1,040           718
Leasehold improvements                                        299           452
                                                        ------------------------
                                                            7,324         6,688

Less accumulated depreciation and amortization              4,033         2,591
                                                        ------------------------
                                                            3,291         4,097

Investments in unconsolidated subsidiaries, net of
  accumulated amortization of $695 in 1996 and
  $409 in 1995 relating to excess of purchase price
  over net assets acquired                                  2,415         2,244
Other assets, net of accumulated amortization of $284
  in 1996 and $98 in 1995                                     388           507
Deferred income taxes                                         504         1,389
                                                        ------------------------
Total assets                                              $59,207       $54,854
                                                        ------------------------
                                                        ------------------------


                            See accompanying notes.

                              DSP GROUP, INC.

                                                              DECEMBER 31,
                                                           1996        1995
                                                      ------------------------
                                                      (IN THOUSANDS, EXCEPT PER
                                                             SHARE AMOUNTS)

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                       $  1,428       $ 2,437
Accrued compensation and benefits                           1,739         1,891
Income taxes payable                                          908         1,517
Accrued royalties                                             176           547
Deferred revenue                                                -            50
Accrued expenses and other                                    507           871
                                                        ------------------------
Total current liabilities                                   4,758         7,313

Commitments and contingencies

Stockholders' equity:
   Preferred stock, $0.001 par value:
    Authorized shares - 5,000
    Issued and outstanding shares - none                        -             -
   Common stock, $0.001 par value:
    Authorized shares - 20,000
    Issued and outstanding shares - 9,540 in 1996
    and 9,439 in 1995                                          10             9
Additional paid-in capital                                 66,781        66,287
Stockholders' notes receivable                                  -          (434)
Accumulated deficit                                       (12,342)      (18,321)
                                                        ------------------------
Total stockholders' equity                                 54,449        47,541
                                                        ------------------------
Total liabilities and stockholders' equity                $59,207       $54,854
                                                        ------------------------
                                                        ------------------------


                                See accompanying notes.

                                 DSP Group, Inc.

                        Consolidated Statements of Income

                                                                YEARS ENDED DECEMBER 31,
                                                             1996           1995           1994
                                                         ------------------------------------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Revenues:
  Product sales                                           $41,290        $41,425        $20,170
  Licensing, royalties, and other (includes
    related party revenues of $1,709 in 1996,
    $884 in 1995, and $308 in 1994)                        11,620          9,012          8,434
                                                         ------------------------------------------
Total revenues                                             52,910         50,437         28,604

Cost of revenues:
  Cost of product sales                                    29,432         24,775         13,083
  Cost of licensing, royalties, and other (includes
    related party costs of $355 in 1996 and
    $179 in 1995)                                           1,096          1,308          1,146
                                                         ------------------------------------------
Total cost of revenues                                     30,528         26,083         14,229
                                                         ------------------------------------------
Gross profit                                               22,382         24,354         14,375


Operating expenses:
  Research and development (includes related party
    expenses of $269 in 1996, $127 in 1995,
    and $672 in 1994)                                       8,481          8,396          4,350
  Sales and marketing (includes related party
    expenses of $0 in 1996, $85 in 1995,
    and $2 in 1994)                                         4,429          5,135          3,779
  General and administrative (includes related party
    expenses of $0 in 1996, $34 in 1995,
    and $100 in 1994)                                       5,669          5,624          4,074
Unusual items                                               1,529            913            458
                                                         ------------------------------------------
Total operating expenses                                   20,108         20,068         12,661
                                                         ------------------------------------------
Operating income                                            2,274          4,286          1,714


Other income (expense):
  Interest and other income                                 1,627          1,399          1,214
  Interest expense and other                                 (158)          (102)          (142)
Gain on settlement of litigation, net of expenses           3,750              -              -
Equity in income (loss) of unconsolidated
  subsidiaries, net of amortization of goodwill
  of $286 in 1996, $273 in 1995, and $136 in 1994            (457)          (212)          (238)
Gain on sale of stock in affiliated company
  (includes gain on sale to related party of
  $1,351 in 1994)                                               -          1,893          1,851
                                                         ------------------------------------------
Income before provision for income taxes                    7,036          7,264          4,399

Provision of income taxes                                   1,057             53            367
                                                         ------------------------------------------
Net income                                                $ 5,979        $ 7,211        $ 4,032
                                                         ------------------------------------------
                                                         ------------------------------------------

Net income per share                                      $  0.62        $  0.75        $  0.44
Shares used in per share computation                        9,581          9,658          9,135

                               See accompanying notes.

                                                 DSP GROUP, INC.

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                       CONVERTIBLE
                                     PREFERRED STOCK         COMMON STOCK       ADDITIONAL  STOCKHOLDERS'                TOTAL
                                   -------------------------------------------   PAID-IN       NOTES     ACCUMULATED  STOCKHOLDERS'
                                     SHARES     AMOUNT     SHARES     AMOUNT     CAPITAL     RECEIVABLE     DEFICIT     EQUITY
                                   ---------------------------------------------------------------------------------------------
                                                                               (IN THOUSANDS)

Balance at December 31, 1993          3,446        $ 4      2,705        $ 3       $32,952        $(878)    $(29,564)      $ 2,517
  Exercise of Common Stock
    options by employees and
    third parties for cash and
    notes receivable                      -          -        395          -         2,001         (181)           -         1,820
  Sale of Common Stock for cash
    upon exercise of warrants             -          -         63          -           132            -            -           132
  Exercise of Common Stock
    warrants in exchange for
    notes receivable and cash             -          -        141          -           427         (425)           -             2
  Conversion of Preferred Stock
    to Common Stock                  (3,446)        (4)     3,512          4             -            -            -             -
  Cashless exercise of warrants           -          -         83          -             -            -            -             -
  Sale of Common Stock, net of
    issuance costs                        -          -      2,300          2        27,639            -            -        27,641
  Repayments on notes                     -          -          -          -             -          862            -           862
  Consumer price index
    adjustment                            -          -          -          -             -         (205)           -          (205)
  Net income                              -          -          -          -             -            -        4,032         4,032
                                  -------------------------------------------------------------------------------------------------
Balance at December 31, 1994              -          -      9,199          9        63,151         (827)     (25,532)       36,801
  Exercise of Common Stock
    options by employees and
    third parties for cash and
    notes receivable                      -          -        224          -         1,986         (313)           -         1,673
  Compensation expense upon
    acceleration of stock option
    vesting                               -          -          -          -           130            -            -           130
  Sale of Common Stock under
    employee stock purchase plan          -          -         16          -           222            -            -           222
  Income tax benefit from stock
    options exercised                     -          -          -          -           798            -            -           798
  Payments on notes receivable
    from stockholders                     -          -          -          -             -          706            -           706
  Net income                              -          -          -          -             -            -        7,211         7,211
                                  -------------------------------------------------------------------------------------------------
Balance at December 31, 1995              -          -      9,439          9        66,287         (434)     (18,321)       47,541
  Exercise of Common Stock
    options by employees                  -          -         77          1           283            -            -           284
  Sale of Common Stock under
    employee stock purchase plan          -          -         24          -           211            -            -           211
  Payments on notes receivable
    from stockholders                     -          -          -          -             -          434            -           434
  Net income                              -          -          -          -             -            -        5,979         5,979
                                  -------------------------------------------------------------------------------------------------
Balance at December 31, 1996              -        $ -      9,540        $10       $66,781        $   -     $(12,342)      $54,449
                                  -------------------------------------------------------------------------------------------------
                                  -------------------------------------------------------------------------------------------------

                                                     See accompanying notes.

                                                         DSP GROUP, INC.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                     YEARS ENDED DECEMBER 31,
                                                                    1996          1995          1994
                                                                ----------------------------------------
                                                                          (IN THOUSANDS)
OPERATING ACTIVITIES
Net income                                                       $ 5,979       $ 7,211       $ 4,032
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
    Depreciation and amortization                                  1,729         1,551           911
    Amortization of software development costs                       185            98             -
    Loss (gain) on disposal of equipment                               -           (30)           22
    Deferred revenue                                                 (50)          (53)          (78)
    Deferred income tax                                            1,169        (2,173)            -
    Reimbursement of expenses and gain on sale
      of technology to related party                                   -             -          (977)
    Gain on sale of stock of affiliated company                        -        (1,893)       (1,851)
    Gain on write-off of deferred rent                              (380)            -             -
    Consumer price index and foreign currency
      translation adjustments to stockholders'
      notes receivable                                                 -             -          (205)
    Acquired research and development from
      related party                                                1,529             -         1,104
    Equity in (income) loss of unconsolidated
      subsidiaries                                                   171           (61)           96
    Write-down/write-off of assets                                   290           500             -
    Write-off of capitalized software development
      cost                                                            31            89             -
    Compensation expense upon acceleration of
      stock option vesting                                             -           130             -
    Changes in operating assets and liabilities:
      Accounts receivable                                          2,628        (1,521)       (3,861)
      Accounts and notes receivable from
        related parties                                              640           742          (743)
      Inventories                                                     43        (1,044)       (2,317)
      Prepaid expenses and other current assets                     (481)         (297)        1,005
      Other assets                                                   (14)           41          (142)
      Accounts payable                                            (1,009)       (1,673)        2,889
      Accrued compensation and benefits                             (152)          600            17
      Income taxes payable                                          (609)        1,344           133
      Accrued royalties                                             (371)          249          (188)
      Accrued expenses and other                                      16           335          (203)
                                                                ----------------------------------------
Net cash provided by (used in) operating activities               11,344         4,145          (356)


                                                    See accompanying notes.


                                                         DSP GROUP, INC.

                                        CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                     YEARS ENDED DECEMBER 31,
                                                                    1996            1995          1994
                                                                ----------------------------------------
                                                                               (IN THOUSANDS)

INVESTING ACTIVITIES
Purchase of available-for-sale marketable
  securities                                                    $(32,217)       $(28,310)     $(21,009)
Sale of available-for-sale marketable securities                  20,604          18,171        12,000
Purchases of equipment                                              (836)         (3,060)       (1,664)
Sale of equipment                                                      -              75            40
Purchase of Nogatech, Inc., net of cash acquired                       -               -        (2,034)
Sale of Nogatech, Inc.                                                 -           1,259             -
Equity investment in AudioCodes, Ltd.                                  -               -        (2,194)
Sale of stock of affiliated company                                    -           1,893         1,851
Equity investment in Aptel Ltd.                                   (2,158)              -             -
Capitalized software development costs                              (173)           (265)         (288)
Payment on note receivable issued in connection
  with reimbursement of expenses and sale of
  technology to related party                                          -               -           250
                                                                ----------------------------------------
Net cash used in investing activities                            (14,780)        (10,237)      (13,048)
                                                                ----------------------------------------

FINANCING ACTIVITIES
Line of credit                                                         -               5          (165)
Repayments of debt and notes payable to
  related parties                                                      -               -        (1,540)
Sale of Common Stock for cash upon exercise
  of options, warrants, and employee stock
  purchase plan                                                      495           1,895         1,954
Sale of Common Stock, net of issuance costs                            -               -        27,641
Repayment of stockholders' notes receivable                          434             706           862
Income tax benefit from stock option exercises                         -             798             -
                                                                ----------------------------------------
Net cash provided by financing activities                            929           3,404        28,752
                                                                ----------------------------------------

Increase (decrease) in cash and cash equivalents                  (2,507)         (2,688)       15,348
Cash and cash equivalents at beginning of year                    14,679          17,367         2,019
                                                                ----------------------------------------
Cash and cash equivalents at end of year                        $ 12,172        $ 14,679      $ 17,367
                                                                ----------------------------------------
                                                                ----------------------------------------


                                         See accompanying notes.


                                                         DSP GROUP, INC.

                                        CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


                                                                     YEARS ENDED DECEMBER 31,
                                                                    1996            1995          1994
                                                               ------------------------------------------
                                                                               (IN THOUSANDS)

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION
Cash paid during the period for:
  Interest expense                                                  $ 17            $  7          $ 49
  Income taxes                                                      $372            $221          $ 73

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
  AND FINANCING ACTIVITIES
Issuance of Common Stock in exchange for notes
  receivable, net of repurchases                                    $  -            $313          $181
Exercise of Common Stock warrants in exchange
  for notes payable                                                 $  -            $  -          $425
Conversion of Preferred Stock into Common Stock                     $  -            $  -          $  4

                                       See accompanying notes.

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1996


1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

DSP Group, Inc. (the "Company") is engaged in the development of high-performance, cost-effective DSP-based software and integrated circuits for digital speech products targeted at the convergence of the personal computer, communications, and consumer electronics markets. The Company has three wholly owned subsidiaries: DSP Semiconductors Ltd. (DSP Semiconductors Israel), an Israeli corporation primarily engaged in VLSI design; Nihon DSP K.K. (DSP Japan), a Japanese corporation primarily engaged in marketing and sales; and DSP Group Europe SARL, a French corporation primarily engaged in marketing and sales.

CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

REVENUE RECOGNITION

PRODUCT SALES

Product sales relate to shipments of speech processors for digital telephone answering machines. Revenue is recognized upon shipment. The Company has no ongoing commitments after shipment other than for warranty and sales returns/exchanges by distributors. The Company accrues estimated sales returns/exchanges upon recognition of sales. The Company has not experienced significant warranty claims to date, and accordingly, the Company provides for the cost of warranty when specific problems are identified.

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)

LICENSING AND ROYALTY REVENUES

Licensing revenues, including technology revenues, are generally recognized on shipment by the Company provided that no significant vendor or post-contract support obligations remain outstanding and collection of the resulting receivable is deemed probable. Insignificant vendor and post-support obligations are accrued upon shipment. Certain royalty agreements provide for per unit royalties to be paid to the Company based on shipments by customers of units containing the Company's products. Revenue under such agreements is recognized at the time of shipment by the customer.

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets, which range from three to seven years, or the life of the lease, whichever is shorter.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) or market and are composed of the following:

                                                  DECEMBER 31,
                                                -------------------
                                                 1996         1995
                                                -------------------
                                                   (IN THOUSANDS)


         Raw materials                           $    -       $   2
         Work-in-process                            217          28
         Finished goods                           2,740       2,970
                                                -------------------
                                                 $2,957      $3,000
                                                ===================

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EQUITY INVESTMENTS

The Company has investments in two companies which are accounted for under the equity method.

AUDIOCODES, LTD.

The Company has a 35% ownership interest in AudioCodes, Ltd. (AudioCodes), an Israeli corporation primarily engaged in DSP-related contract engineering relating to speech and audio algorithm technologies. In 1993, the Company purchased stock of AudioCodes for a total cost of $500,000, representing a 26% equity interest. In 1994, the Company acquired additional stock representing approximately a 9% equity interest for $2,172,000 in cash. The Company purchased this stock directly from AudioCodes for $1,612,000 in cash and from two founders of AudioCodes for $280,000 in cash to each individual. The Company also obtained options to purchase an additional 5% of the outstanding stock of AudioCodes.

The Company accounts for its ownership in AudioCodes using the equity method. The investment amount includes the excess of purchase price over net assets acquired (approximately $1,907,000 at the date of purchase), which was attributed to developed technology, and is being amortized over a seven-year period. The Company contributed almost all of the cash of AudioCodes, and as such, it will record 100% of any cumulative losses incurred by AudioCodes from the date of the Company's investment. If AudioCodes has cumulation profits from the date of the Company's investment, the Company will record only its percentage share of earnings. The Company and AudioCodes have joint ownership of any speech-related technology developed by AudioCodes, and the Company has a license to such technology in exchange for quarterly license fees and royalties payable by the Company to AudioCodes. The Company's equity in the net income (loss) of AudioCodes was $36,000 in 1996, $61,000 in 1995, and $(102,000) in 1994. As of December 31, 1996, the difference in the investment in AudioCodes and the Company's proportionate share of net assets is $1,269,000, primarily related to the unamortized portion of developed technology.

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EQUITY INVESTMENTS (CONTINUED)

APTEL LTD.

In July 1996, the Company invested $2,000,000 of cash for approximately 40% of the equity interests in Aptel Ltd. (Aptel), which is located in Netanya, Israel. Aptel is an emerging company in its product development stage. Aptel has expertise in spread spectrum direct sequence modulation technology, which is applicable to the development of products for two-way paging systems and telemetry applications. Expenses related to the acquisition were $158,000. In accordance with Accounting Principles Board Opinion No. 16, the total cost of the acquisition was allocated to the estimated fair value of the assets acquired, and as a result, the Company incurred a one-time write-off of acquired in-process technology of $1,529,000 based on an independent estimate of value.

The Company has a two-year option to purchase additional stock from Aptel at the same price to enable the Company to increase its ownership interest to 51% and an additional option to acquire the then remaining outstanding stock of Aptel from its stockholders payable at the seller's option in either cash or stock of the Company. Igal Kohavi, Chairman of the Company, is Chairman of Polaris Venture Capital Fund which, together with other associated parties under its leadership, held an approximate 70% equity interest in Aptel prior to the Company's investment, and is a director of Aptel. The Company's equity in the net losses of Aptel, including amortization of related intangibles, was $221,000 in 1996. As of December 31, 1996, the difference between the Company's recorded investment in Aptel and its proportionate share of net assets is $53,000.

FOREIGN CURRENCY TRANSACTIONS

Foreign operations are measured using the U.S. dollar as the functional currency. Accordingly, monetary accounts (principally cash, receivables, and liabilities) are remeasured using the foreign exchange rate at the balance sheet date. Operations accounts and nonmonetary balance sheet accounts are remeasured at the rate in effect at the date of transaction. The effects of foreign currency remeasurement are reported in current operations and have not been significant to date.

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET INCOME PER SHARE

Net income per share is computed using the weighted average number of shares of Common Stock and dilutive common equivalent shares from Convertible Preferred Stock (using the if-converted method). Net income per share includes the dilutive effect of stock options and warrants (using the treasury stock method). Fully diluted earnings per share is not presented because it is not significantly different than primary earnings per share.

CONCENTRATION OF CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of cash, cash equivalents, marketable securities, and trade receivables. By policy, the Company places its cash, cash equivalents, and marketable securities only with high-credit quality financial institutions and corporations and, other than U.S. Government Treasury instruments, limits the amounts invested in any one institution or type of investment. The majority of the Company's product sales are to distributors who in turn sell to manufacturers of consumer electronics products. The Company's licensing revenues are primarily from customers that have licensed rights to use the Company's DSPCore microprocessor architectures and speech compression technology. No collateral is required from the Company's customers; however, some of the customers pay using letter of credit. Write-offs for bad debts have not been significant to date.

CONCENTRATION OF OTHER RISKS

Sales of TAD products comprise a substantial portion of the Company's product sales. Any adverse change in the digital TAD market or the Company's ability to compete and maintain its position in that market would have a material adverse effect on the Company's business, financial condition, and results of operations. The Company's operating results also depend on the timing of the recognition of license fees and the level of per unit royalties. During 1997, the Company expects that revenues from its DSPCore designs and TrueSpeech will continue to be derived primarily from license fees rather than per unit royalties. However, the uncertain timing of such license fees may continue to cause fluctuations in the Company's operating results. The Company's royalties from such products are totally dependent upon the success of its original equipment manufacturer (OEM) licenses in introducing these products and the success of such products in the marketplace.

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATION OF OTHER RISKS (CONTINUED)

All of the Company's integrated circuit products are manufactured by independent foundries. While these foundries have been able to adequately meet the demands of the Company's business, the Company is and will continue to be dependent upon these foundries to achieve acceptable manufacturing yields, quality levels, costs, and to allocate to the Company sufficient foundry capacities to meet the Company's needs in a timely manner. Revenues could be materially and adversely affected should any of these foundries fail to meet the Company's request for products due to a shortage of production capacity, process difficulties, or low yield rates. Certain of the raw materials, components, and subassemblies included in the products manufactured by the Company's OEM customers, which also incorporate the Company's products, are obtained from a limited group of suppliers. Disruptions, shortages, or termination of certain of these sources of supply could occur.

ACCOUNTS AND NOTES RECEIVABLE FROM RELATED PARTIES AND OFFICERS

Accounts and notes receivable from related parties and officers included $400,000 of notes receivable from related parties at December 31, 1995. Such notes receivable were repaid in full in fiscal 1996.

NOTES FROM OFFICERS

In July 1995, the Company accepted from the former Chairman a $383,000 full-recourse promissory note as consideration for his exercise of an option to purchase 22,000 shares of Common Stock and payment for related withholding taxes. The note's interest rate was prime plus 1% per annum (9.75% at December 31, 1995). The former Chairman paid $70,000 of principal in September 1995 and paid the remaining principal and interest in February 1996. In August 1994, the Company agreed to accept from its former Chairman a $425,000 full-recourse promissory note bearing interest at 6.5% per annum, due in August 1997, as consideration for a warrant exercise of approximately 141,000 shares of Common Stock and a $592,000 full-recourse promissory note bearing interest at 8.76% per annum, due in August 1995, for withholding taxes on this exercise. Both notes were repaid in 1995.

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying amount (at cost) of cash and cash equivalents as of December 31, 1995 and 1996 approximates fair value (quoted market price).

SECURITIES AVAILABLE-FOR-SALE

All debt and equity securities have been designated as available-for-sale under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115). The amortized cost of available-for-sale debt securities is adjusted for the amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest and other income.

The following is a summary of available-for-sale securities at December 31, 1996 and 1995:

                                                          AMORTIZED COST
                                                        1996         1995
                                                      ---------------------
                                                          (IN THOUSANDS)

   Obligations of states and political subdivisions   $16,891       $14,753
   Municipal auction rate preferred stock               2,200         4,400
   Corporate obligations                               19,301             -
   Other                                                    -           636
                                                      ---------------------
                                                      $38,392       $19,789
                                                      =====================

   Amounts included in marketable securities          $30,762       $19,149
   Amounts included in cash and cash equivalents        7,630           640
                                                      ---------------------
                                                      $38,392       $19,789
                                                      =====================

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SECURITIES AVAILABLE-FOR-SALE (CONTINUED)

At December 31, 1996 and 1995, the carrying amount of securities approximated the fair value (quoted market price), and the amount of unrealized gain or loss was not significant. Gross realized gains or losses for 1996, 1995, and 1994 were not significant.

The amortized cost of available-for-sale debt securities at December 31, 1996, by contractual maturities, are shown below:

                                                      AMORTIZED
                                                         COST
                                                    --------------
                                                    (IN THOUSANDS)

   Due in one year or less                             $31,196
   Due after one year to eighteen months                 4,996
                                                    --------------
                                                       $36,192
                                                    ==============

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

The Company capitalizes software development costs beginning at the time technological feasibility is determined to have occurred using either the detailed program design or working model approach. Capitalized software development costs are stated at the lower of cost or net realizable value and are amortized on a straight-line basis over the greater of their estimated economic life, generally from two to five years, or the ratio of current revenues to estimated current and future revenues for the software products.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1994 and 1995 consolidated financial statements to conform to the 1996 presentation.

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GAIN ON SETTLEMENT OF LITIGATION

In October 1996, the Company entered into agreements with Rockwell International, Inc. (Rockwell) to license certain of the Company's TrueSpeech speech technologies and to settle all pending litigation between the companies. In connection with the litigation settlement in fiscal 1996, the Company recorded in other income a one time gain on settlement of litigation, net of expenses of $3,750,000.

2. STOCKHOLDERS' EQUITY

PUBLIC OFFERING

In February 1994, the Company sold a total of 2,300,000 shares of Common Stock at $14.00 per share through its initial public offering. The net proceeds (after underwriters' commissions and fees and other costs associated with the offering) totaled $27,641,000. In connection with the offering, all Convertible Preferred Stock totaling 3,446,000 shares with an aggregate paid-in value of $29,535,000 was converted into 3,512,000 shares of Common Stock of the Company. At December 31, 1996, the Company had an accumulated deficit of approximately $12,342,000 and, until this deficit is eliminated, will be prohibited from paying dividends.

PREFERRED STOCK

The Board of Directors has the authority, without any further vote or action by the stockholders, to provide for the issuance of up to 5,000,000 shares of Preferred Stock in one or more series with such designations, rights, preferences, and limitations as the Board of Directors may determine, including the consideration received, the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, sinking fund provisions, conversion rights, and voting rights.

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. STOCKHOLDERS' EQUITY (CONTINUED)


STOCK PURCHASE PLAN, STOCK OPTION PLANS, AND WARRANTS

The Company has various stock plans under which employees, consultants, officers, and directors may be granted options to purchase the Company's Common Stock. A summary of the various plans is as follows:

1991 EMPLOYEE AND CONSULTANT STOCK PLAN

In 1991, the Company adopted the 1991 Employee and Consultant Stock Plan (the 1991 Plan). Under the 1991 Plan, employees and consultants may be granted incentive or nonqualified stock options or stock purchase rights for the purchase of the Company's Common Stock. The 1991 Plan expires in 2001 and currently provides for the purchase of up to 2,800,000 shares of the Company's Common Stock.

The exercise price of options under the 1991 Plan shall not be less than the fair market value of the Common Stock for incentive stock options and not less than 85% of the fair market value of the Common Stock for nonqualified stock options, as determined by the Board of Directors.

Options under the 1991 Plan are generally exercisable over a 48-month period beginning twelve months after issuance or as determined by the Board of Directors. Options under the 1991 Plan expire five years after the date of grant.

During October 1995, employees and officers holding options to purchase shares of the Company's Common Stock were offered the opportunity to exchange their existing options for the same number of options at the then current market price. Under the terms of the program, options to purchase 395,000 shares of the Company's Common Stock were exchanged and are reflected in grant and cancelation activity for fiscal 1995.

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. STOCKHOLDERS' EQUITY (CONTINUED)

STOCK PURCHASE PLAN, STOCK OPTION PLANS, AND WARRANTS (CONTINUED)

DIRECTORS' PLAN

The Directors' Stock Option Plan (the Directors' Plan) was adopted in January 1994. Under the Directors' Plan the Company is authorized to issue nonqualified stock options to purchase up to 175,000 shares of the Company's Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. The Directors' Plan provides that each person who is an outside director on the effective date of the Directors' Plan and each outside director who subsequently becomes a member of the Board of Directors shall automatically be granted an option to purchase 8,000 shares (the First Option). Additionally, each outside director shall automatically be granted an option to purchase 2,000 shares (a Subsequent Option) on January 1 of each year if, on such date, he/she shall have served on the Board of Directors for at least six months.

In May 1996, the stockholders approved certain amendments to the plan to increase the First Option grant from 8,000 shares to 15,000 shares. In addition, Subsequent Option grants were increased from 2,000 shares to 5,000 shares commencing with the grants to be made on January 1, 1997.

Options granted under the Directors' Plan generally have a term of ten years. The First Option is exercisable 25% after the first year (one-third after the first year for options granted after May 1996) and in quarterly installments over the ensuing three years (one-third at the end of each twelve-month period for options granted after May 1996). Each Subsequent Option becomes exercisable in full on the fourth anniversary from the date of grant (one-third at the end of each twelve-month period from the date of grant for options granted after May 1996).

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. STOCKHOLDERS' EQUITY (CONTINUED)

STOCK PURCHASE PLAN, STOCK OPTION PLANS, AND WARRANTS (CONTINUED)

1993 ISRAELI PLAN

In 1993, the Company adopted the DSP Group, Inc. Israeli Stock Option Plan (the 1993 Israeli Plan) under which the Company is authorized to issue nonqualified stock options to purchase up to 167,000 shares of the Company's Common Stock at an exercise price equivalent to fair market value. Options are immediately exercisable and expire five years from the date of grant. All options and shares are held in a trust until the later of 24 months from the date of grant or the shares are vested based on a vesting schedule determined by a committee appointed by the Board of Directors. Nonvested shares are subject to repurchase by the Company at the original issuance price.

A summary of activity under the U.S. Plan, the 1993 Israeli Plan, and the Directors' Plan is as follows:

                                                      OPTIONS OUTSTANDING
                                                  --------------------------
                                         SHARES    SHARES
                                       AVAILABLE    UNDER      PRICE PER
                                       FOR GRANT   OPTION        SHARE
                                      --------------------------------------
                                              (SHARES IN THOUSANDS)

   Balance at December 31, 1993          269         556     $ 1.80 - $ 9.75
      Authorized                         600           -          $ -
      Granted                           (754)        754     $11.00 - $22.50
      Exercised                            -        (392)    $ 1.80 - $14.00
      Canceled                            29         (29)    $ 1.80 - $14.00
                                      ----------------------
   Balance at December 31, 1994          144         889     $ 1.80 - $22.50
      Authorized                         500           -          $ -
      Granted                           (902)        902     $15.13 - $24.25
      Exercised                            -        (224)    $ 1.80 - $15.40
      Canceled                           505        (505)    $ 1.80 - $24.25
                                      ----------------------
   Balance at December 31, 1995          247       1,062     $ 1.80 - $24.25

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


2. STOCKHOLDERS' EQUITY (CONTINUED)

STOCK PURCHASE PLAN, STOCK OPTION PLANS, AND WARRANTS (CONTINUED)

                                                      OPTIONS OUTSTANDING
                                                  --------------------------
                                         SHARES    SHARES        WEIGHTED
                                       AVAILABLE    UNDER         AVERAGE
                                       FOR GRANT   OPTION     EXERCISE PRICE
                                      --------------------------------------

   Balance at December 31, 1995           247       1,062      1.80 - $24.25
      Authorized                          875           -         $ -
      Granted                            (990)        990         $9.61
      Exercised                             -         (77)        $3.71
      Canceled                            500        (500)       $13.00
                                       ---------------------
   Balance at December 31, 1996           632       1,475        $10.94
                                       =====================

A summary of the Company's stock option activity and related information for the year ended December 31, 1996, is as follows:

                             OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                 ------------------------------------------------------------------------
                                   WEIGHTED                    NUMBER OF
                    NUMBER OF       AVERAGE      WEIGHTED     EXERCISABLE        WEIGHTED
                   OUTSTANDING     REMAINING     AVERAGE        AS OF            AVERAGE
   RANGE OF        DECEMBER 31,   CONTRACTUAL    EXERCISE     DECEMBER 31,       EXERCISE
EXERCISE PRICES       1996           LIFE         PRICE           1996             PRICE
-----------------------------------------------------------------------------------------
$ 1.80 - $ 7.99      246,596         4.91         $ 6.90         52,026           $ 4.18
$ 8.00 - $ 9.99      356,258         4.81         $ 8.45         22,350           $ 9.75
$10.00 - $14.99      656,544         4.07         $12.27        201,831           $13.10
$15.00 - $24.25      215,635         3.66         $15.25         99,091           $15.25
                 ---------------                            --------------
$ 1.80 - $24.25    1,475,033         4.33         $10.94        375,298           $12.29
                 ===============                            ==============

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. STOCKHOLDERS' EQUITY (CONTINUED)

STOCK PURCHASE PLAN, STOCK OPTION PLANS, AND WARRANTS (CONTINUED)

EMPLOYEE STOCK PURCHASE PLAN

Upon the closing of the Company's initial public offering, the Company adopted the 1993 Employee Stock Purchase Plan (the 1993 Purchase Plan). An aggregate of 350,000 shares of the Company's Common Stock have been reserved for issuance under the 1993 Purchase Plan. The 1993 Purchase Plan provides that substantially all employees may purchase stock at 85% of its fair market value on specified dates via payroll deductions. There were approximately 24,000 shares issued under the 1993 Purchase Plan in 1996, 16,000 in 1995, and none in 1994.

COMMON STOCK RESERVED FOR FUTURE ISSUANCE

Shares of Common Stock of the Company reserved for future issuance at December 31, 1996 are as follows:

                                                            1996
                                                     ----------------
                                                      (IN THOUSANDS)

  Employee Stock Purchase Plan                              310
  Stock Options                                           2,107
  Undesignated Preferred Stock                            5,000
                                                     ----------------
                                                          7,417
                                                     ================

STOCK-BASED COMPENSATION

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, because the exercise price of the Company's stock options generally equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. STOCKHOLDERS' EQUITY (CONTINUED)

STOCK-BASED COMPENSATION (CONTINUED)

Pro forma information regarding net income and earnings per share is required by FAS 123 which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of FAS 123. The fair value of these options was estimated at the date of grant using a Black-Scholes multiple option pricing model with the following weighted average assumptions: risk-free interest rates of 6.10% and 6.30% for 1996 and 1995, respectively; a dividend yield of 0.0%; a volatility factor of the expected market price of the Company's Common Stock of 0.55; and a weighted average expected life of the option of 3.6 years. The weighted average net fair value of options granted in 1996 and 1995 was $4.53 per share and $6.58 per share, respectively.

The Company does not recognize compensation cost related to employee purchase rights under the Employee Stock Purchase Plan. To comply with the pro forma reporting requirements of FAS 123, compensation cost is estimated for the fair value of the employees' purchase rights using the Black-Scholes model with the following assumptions for those rights granted in 1995 and 1996; dividend yield of 0.0%; an expected life ranging up to 0.5 years; expected volatility factor of 0.55; and a risk free interest rate of 5.72%. The weighted average fair value of those purchase rights granted in January 1995, July 1995, January 1996, and July 1996 were $6.29, $10.96, $2.99, and $2.46, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. STOCKHOLDERS' EQUITY (CONTINUED)

STOCK-BASED COMPENSATION (CONTINUED)

Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                  1996        1995
                                             --------------------------
                                               (IN THOUSANDS, EXCEPT
                                                  PER SHARE DATA)

   Pro forma net income                         $2,843        $5,112
   Pro forma earnings per share                 $ 0.31        $ 0.53


For pro forma disclosure under FAS 123, the repricing of stock options in October 1995 is treated as a modification of an award. Any additional compensation arising from the modification is recognized over the remaining vesting period of the new grant. FAS 123 is effective for options granted by the Company commencing January 1, 1995. All options granted before January 1, 1995 have not been valued and no pro forma compensation expense has been recognized. However, any option granted before January 1, 1995, that was repriced in 1995, is treated as a new grant within 1995 and is valued accordingly. In addition, since compensation expense is recognized over the vesting period of the related options, which are generally four years, and because pro forma disclosure is only required commencing with 1995, the initial impact on pro forma income may not be representative of compensation expense in future years.

3. BORROWINGS

In June 1996, the Company renewed its revolving line of credit with a domestic bank that provides for borrowings of up to $2,000,000, including secured letters of credit. The line of credit expires June 1, 1997. Borrowings are collateralized by substantially all of the Company's U.S. assets. The Company is also subject to certain financial covenants. At December 31, 1996, the aggregate amount available to be borrowed under the revolving line of credit was $2,000,000.

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. BORROWINGS (CONTINUED)

In June 1995, the domestic bank renewed a $350,000 standby letter of credit used as a security deposit for the sublease of the building the Company rents as its corporate headquarters. Borrowings against the line bear interest at prime (8.25% at December 31, 1996).

4. INDUSTRY SEGMENT REPORTING

The Company and its subsidiaries operate in one industry segment, principally the development of affordable, high-performance, cost-effective DSP-based software, integrated circuits, and circuit boards.

Operations outside the United States include research, development, sales, and certain general and administrative functions. The Company's Israeli subsidiary performs research, development, sales, marketing, technical support, and certain general and administrative functions. The Company's Japanese and French subsidiaries perform marketing and technical support activities.

The following is a summary of operations within geographic areas:

                                            1996        1995        1994
                                         ----------------------------------
                                                    (IN THOUSANDS)
   Sales to unaffiliated customers:
      United States                        $51,883     $49,163     $28,299
      Israel                                 1,027       1,274         305
                                         ---------------------------------
                                           $52,910     $50,437     $28,604
                                         =================================

   Transfers between geographic
    areas (eliminated in consolidation):
      Israel                               $ 7,435      $ 4,846    $ 3,282
      Japan                                    574          542        583
      Europe                                   436            -          -
                                         ---------------------------------
                                           $ 8,445      $ 5,388    $ 3,865
                                         =================================

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. INDUSTRY SEGMENT REPORTING (CONTINUED)

                                            1996        1995        1994
                                         ----------------------------------
                                                    (IN THOUSANDS)
   Income (loss) before provision
    for income taxes (including
    intercompany amounts):
       United States                       $ 7,504      $ 7,183    $  5,492
       Israel                                 (596)         123      (1,204)
       Japan                                     7           36         111
       France                                  121          (78)          -
                                         ----------------------------------
                                           $ 7,036      $ 7,264    $  4,399
                                         ==================================
   Identifiable assets:
       United States                       $54,880      $51,614    $40,928
       Israel                                4,039        3,045      2,432
       Japan                                   219          195        203
       France                                   69            -          -
                                         ----------------------------------
                                           $59,207      $54,854    $43,563
                                         ==================================
   Export sales:
      Asia                                 $35,477      $27,636    $14,322
      Europe                                10,853       12,188      8,357
      Israel                                 1,747        1,274        305
                                         ----------------------------------
                                           $48,077      $41,098    $22,984
                                         ==================================

Sales to one distributor totaled 17% of total revenues in 1996, and sales to one other customer totaled 11% of total revenues for 1996. Sales to the same distributor totaled 25% of total revenue in 1995. In 1994, sales to two distributors totaled 22% and 16% of total revenues, and sales to another customer accounted for 10% of total revenues.

5. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company leases certain equipment and facilities under noncancelable operating leases. The Company has significant leased facilities in Givat Shmuel, Israel and in Santa Clara, California. The Santa Clara facility was leased by the Company through 2003, and portions of the facility were subleased to other tenants. In October 1996, however, the Company negotiated an assignment of its lease obligations to another Company (the Assignee) effective January 1997. Accordingly, as of January 1, 1997, the Company is no longer obligated under its former Santa Clara facility lease and is no longer a sublessor to other tenants. In connection with the assignment of the lease, the Company wrote off approximately $205,000 of leasehold improvements and recorded a gain of approximately $380,000 related to deferred rent on the facility. Beginning in fiscal 1997, the Company will receive payments from the lessor of $322,000 in 1997, $322,000 in 1998, $322,000 in 1999, and
$295,000 in 2000 as compensation for the higher rents to be paid by the Assignee. In addition, commencing January 1, 1997, the Company began subleasing a new space in the same building from the Assignee under a separate sublease agreement that expires in December 1999.

At December 31, 1996, the Company is required to make the following minimum lease payments, as revised to reflect the assignment of the Santa Clara facility lease, the payments to be received from the lessor on the Santa Clara facility leases, and the Company's sublease of the new space as described above (IN THOUSANDS):

   1997                                                 $  720
   1998                                                    724
   1999                                                    634
   2000                                                    151
   2001                                                    354
   Thereafter                                              143
                                                     ------------
                                                        $2,726
                                                     ============


Total rental expense for all leases was approximately $334,000 (net of sublease income of $546,000, and a gain of $380,000 on write-off of deferred rent), $656,000 (net of sublease income of $171,000), and $546,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


5. COMMITMENTS AND CONTINGENCIES (CONTINUED)

CONTINGENCIES

The Company is involved in certain claims arising in the normal course of business, including claims that it may be infringing patent rights owned by third parties. The Company is unable to foresee the extent to which these matters will be pursued by the claimants or to predict with certainty the eventual outcome. However, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

The estimate of the potential impact on the Company's financial position or overall results of operations or cash flows for the above matter could change in the future.

STOCKHOLDERS' LITIGATION

In November 1995, after the Company's stock price declined, several lawsuits were filed in the United States District Court for the Northern District of California (the Court) accusing the Company, its Chief Executive Officer, and its former Chief Financial Officer of issuing materially false and misleading statements in violation of the federal securities laws. These lawsuits were consolidated into a single amended complaint in February 1996. In the amended complaint, plaintiffs seek unspecified damages on behalf of all persons who purchased shares of the Company's stock during the period from June 6, 1995 through November 10, 1995. On June 11, 1996, the Court granted the Company's motion to dismiss the lawsuit with leave to amend. The plaintiffs filed an amended complaint on July 11, 1996. On March 7, 1997, the Court issued an order dismissing with prejudice all claims based on statements issued by the Company. The Court is permitting the plaintiffs to proceed with their claim regarding statements the Company allegedly made to securities analysts and is also permitting the plaintiffs to amend their complaint as to their claim that the Company is responsible for the statements contained in the analysts' reports. The Company believes the lawsuit to be without merit and intends to defend itself vigorously. The Company believes the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


6. INCOME TAXES

The tax provision (benefit) for the years ended December 31, 1996, 1995, and 1994 consists of the following:


                                            1996        1995        1994
                                         ----------------------------------
                                                    (IN THOUSANDS)
   Federal taxes:
      Current                              $ (180)     $ 1,898     $  154
      Deferred                              1,099       (2,173)         -
                                         ----------------------------------
                                              919         (275)       154
   State taxes:
      Current                                   3          239         10
      Deferred                                 70            -          -
                                         ----------------------------------
                                               73          239         10
   Foreign taxes:
      Current                                  65           89        203
                                         ----------------------------------
   Provision (benefit) for
    income taxes                           $ 1,057      $   53     $  367
                                         ==================================


Pretax income (loss) from foreign operations, exclusive of an in-process technology write-off of $1,529,000 in 1996, was $1,061,000 in 1996, $(81,000)
in 1995, and $(1,093,000) in 1994.

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


6. INCOME TAXES (CONTINUED)

A reconciliation between the Company's effective tax rate and the U.S. statutory rate of 34% in 1996 and 35% in 1995 and 1994 is as follows:

                                              YEARS ENDED DECEMBER 31,
                                            1996        1995        1994
                                         ----------------------------------
                                                    (IN THOUSANDS)

Tax at U.S. statutory rate                 $ 2,396     $ 2,646     $ 1,539
Operating losses utilized                   (2,117)     (2,603)     (1,443)
Valuation of temporary differences             948        (779)       (219)
Alternative minimum tax in excess
 of regular tax                                  -           -          73
State taxes                                      3         155           -
Tax exempt interest income                    (422)       (177)          -
Foreign withholding tax                          -          31          92
Foreign income taxed at rates other
 than U.S. rate                               (306)         13          23
Research and development expensed
 upon acquisition                              520           -         175
Basis difference upon sale of
 subsidiary                                      -         711           -
Research credit utilized                         -        (126)          -
Amortization of intangible assets               92         162          79
Other individually immaterial items            (57)         20          48
                                         ----------------------------------
                                           $ 1,057      $   53     $   367
                                         ==================================

As of December 31, 1996, the Company had federal net operating loss and tax credit carryforwards of approximately $8,000,000 and $450,000, respectively. The federal net operating loss carryforward will expire at various dates beginning in the years 2006 through 2009, if not utilized.

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


6. INCOME TAXES (CONTINUED)

In September 1993, the Company issued Series F Preferred Stock. The issuance of such stock resulted in a change in ownership pursuant to the provisions of the Tax Reform Act of 1986. Accordingly, the Company's federal net operating losses incurred prior to the change of ownership are subject to an annual limitation in future periods. Utilization of the net operating loss carryforwards is limited to approximately $3,300,000 per year.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 1996 and 1995 are as follows:

                                                          1996       1995
                                                       ---------------------
                                                          (IN THOUSANDS)
Deferred tax assets:
   Research credits                                      $  450     $   100
   Net operating loss carryforwards                       2,700       4,200
   Capitalized research and development                     450         540
   Other                                                  1,100         840
                                                       ---------------------
Total deferred tax assets                                 4,700       5,680
Valuation allowance                                      (3,696)     (3,507)
                                                       ---------------------
Net deferred tax assets                                 $ 1,004     $ 2,173
                                                       =====================

Approximately $2,227,000 of the valuation allowance at December 31, 1996 is related to benefits of stock option deductions, which will be allocated to paid-in capital when realized.

DSP Semiconductors Israel (DSP Israel) has been awarded "Approved Enterprise" status by the Israeli government according to two investment plans that included investments of $3,788,000 and $760,000, respectively. The "Approved Enterprise" status allowed DSP Israel a two-year tax holiday on undistributed earnings commencing with the year 1992 for which taxable income had been attained and a corporate tax rate of 10%, for an additional eight years, on the first investment plan's proportionate share of income. The proportionate share of income related to the second investment plan will entitle DSP Israel to a four-year tax holiday on undistributed earnings commencing with the 1996 tax year and a corporate tax rate of 10% for an additional six years. The aggregate dollar and per share benefit of the Israeli tax holiday was $306,000 and $0.03, respectively, for 1996.

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


7. RELATED PARTY TRANSACTIONS

In 1996, 1995, and 1994, the Company performed certain contract engineering, research and development, sales and marketing, and general and administrative services for and received certain research and development, sales and marketing, and general and administrative services from DSP Communications, Inc. (DSPC), amounting to approximately $0 and $0 in 1996, $919,000 and $122,000 in 1995, and $454,000 and $394,000 in 1994, respectively.

In 1994, the Company entered into a license agreement with DSPC that gave DSPC rights to develop five integrated circuits using the Company's OakDSPCore digital signal processor technology. DSPC had previously licensed the Company's PineDSPCore digital signal processor technology. The Company recorded $305,000 of licensing and other revenues in connection with this transaction in 1994.

In 1995 and 1994, the Company performed certain research and development and general and administrative services for Zen Research, amounting to approximately $127,000 in 1995 and $41,000 in 1994.

In 1993, the Company entered into a development and licensing agreement with AudioCodes (SEE NOTE 1). Under the agreement, AudioCodes is to perform certain research and development services for the Company. Upon development of the technology, the Company is to pay AudioCodes a licensing fee and maintenance fees of approximately 15% to 24% of the net revenue and 8% of the gross revenue realized from the sale of the technology. In 1996, 1995, and 1994, the Company recorded approximately $0, $527,000, and $380,000, respectively, of research and development costs related to this agreement and $260,000 in 1996 and $179,000 in 1995 of licensing fees.

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


8. SALE OF STOCK OF DSPC

The Company sold its remaining 131,000 shares of Common Stock of DSPC, the successor of a former subsidiary of the Company, DSP Telecommunications Ltd., in April 1995 upon the exercise of the underwriters' overallotment option in connection with DSPC's initial public offering. As the Company's basis in the investment had no book value, the sale resulted in a gain of approximately $1,200,000 in the second quarter of 1995. The Company had sold 73,000 shares of Common Stock of DSPC in DSPC's March 1995 initial public offering, resulting in a gain of approximately $666,000 in the first quarter of 1995. DSPC is a Delaware corporation primarily engaged in the development and marketing of integrated circuits based on digital signal processing for the wireless communications market. In 1994, the Company sold 1,234,000 shares of DSPC stock to a group of investors for $1,851,000 in cash of which $1,551,000 and $300,000 were sold during the second and fourth quarter of 1994, respectively. Of this amount, $1,351,000 was sold to investors who were also stockholders of the Company. As the Company's basis in the investment had no book value, the sale resulted in a gain of $1,851,000.

9. ACQUISITIONS AND DISPOSALS

The Company had a joint development agreement with Scitex Corporation, Ltd., an Israeli corporation, under which Nogatech, Inc. (Nogatech) was formed to engage in the development and marketing of DSP-based image processing and video compression technology for products targeting the consumer electronics and office automation markets. Nogatech was incorporated in January 1993. The Company contributed technology with no book value in exchange for stock representing a 50% ownership in Nogatech. The Company accounted for this investment using the equity method; however, since the Company's basis in the investment had no book value and the Company was not obligated to fund any losses under the joint development agreement, the Company did not recognize any losses on this investment.

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


9. ACQUISITIONS AND DISPOSALS (CONTINUED)

On May 3, 1994, the Company acquired the remaining 50% of the outstanding capital stock of Nogatech from Scitex Corporation, Ltd., for $2,000,000 cash. Legal, accounting, and appraisal costs related to the transaction were $100,000. The acquisition was accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16. The excess of the total acquisition cost over the recorded value of assets acquired was approximately $2,015,000 and was allocated, based on values determined by an independent appraisal, to existing technology which had reached technological feasibility, in-process research and development, and other tangible and intangible assets.

To determine the value of the existing technology, the expected future cash flows of each existing technology product were discounted taking into account risks related to the characteristics and applications of each product, existing and future markets, and assessments of the life cycle stage of each product. Based on this analysis, the existing technology, which had reached technological feasibility, was assigned a value of $853,000 and capitalized. This capitalized technology was amortized over a three-year period beginning with first product shipment in October 1994.

To determine the value of the technology in the development stage, the Company considered, among other factors, the stage of development of each project, the time and resources needed to complete each project, expected income, and associated risks. Associated risks included the inherent difficulties and uncertainties in completing the project and thereby achieving technological feasibility and risks related to the viability of and potential changes to future target markets. This analysis resulted in a value of $1,104,000 being assigned to technology in the development stage that had not yet reached technological feasibility and did not have alternative future uses. Therefore, in accordance with generally accepted accounting principles, the $1,104,000 of technology in the development stage was expensed.

Other identifiable tangible assets, intangible assets, and liabilities were also identified in this process and were determined to have a net asset value of $143,000. The statement of operations includes Nogatech's results of operations for the eight months ended December 31, 1994, as Nogatech was acquired on May 3, 1994.

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


9. ACQUISITIONS AND DISPOSALS (CONTINUED)

Pursuant to the Stock Purchase Agreement, on August 11, 1995, the Company sold its equity interest in Nogatech to two purchasers for $1,500,000 in cash. The purchasers consisted of a customer of the Company and a stockholder of the Company. The Company also agreed to cancel all other amounts that Nogatech owed the Company and grant limited licenses to Nogatech to use certain technology of the Company in exchange for: (i) the receipt of certain fixed assets; (ii) reimbursement of post-June 30, 1995 cash fundings to Nogatech; (iii) royalties not to exceed $750,000 on any future sales of certain Nogatech products; and (iv) a $400,000 promissory note to the Company from Nogatech. The promissory note and interest computed at a rate of 8.75% per annum was paid in January 1996. The Company attributed $250,000 of the sales price to the value of these limited licenses sold to Nogatech based upon the Company's licensing pricing structure.

10. UNUSUAL ITEMS

During the second quarter of 1995, the Company formulated a plan to divest its 89% equity interest in its Nogatech subsidiary. The Company incurred a $500,000 charge for the write-down of Nogatech's intangible assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Nogatech's revenues for the period from January 1, 1995 through August 11, 1995 were $500,000, and Nogatech incurred an operating loss, exclusive of the $500,000 write-off, of $767,000.

In April 1995, the former Chairman of the Board of Directors resigned to focus his efforts on DSPC where he serves as Chairman. The Company incurred $413,000 of severance expense as a result of this resignation. The expense consisted $283,000 for severance payments to be made over a two-year period and a $130,000 charge for accelerated vesting of the former Chairman's outstanding stock options.

In September 1994, the Company sold its optical disk technology to an investor group who formed Zen Research and recorded a gain of $646,000. On May 3, 1994, the Company acquired from Scitex Corporation, Ltd. the remaining 50% of the outstanding capital stock of Nogatech not previously held by the Company and consequently recorded a $1,104,000 charge for acquired research and development from a related party in the second quarter of 1994 (SEE NOTE 9, ACQUISITIONS AND DISPOSALS).

                                DSP GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


10. UNUSUAL ITEMS (CONTINUED)

In July 1996, the Company acquired a 40% equity ownership interest in Aptel, Ltd., a company located in Israel. In connection with the acquisition, the Company recorded a charge of $1,529,000 for acquired research and development from a related party in the third quarter of 1996 (SEE NOTE 1, EQUITY INVESTMENTS).

                                       DSP GROUP, INC.

                              SELECTED CONSOLIDATED FINANCIAL DATA

                                                               YEARS ENDED DECEMBER 31,
                                                 ---------------------------------------------------
                                                   1996       1995      1994      1993       1992
                                                 ---------------------------------------------------
                                                       (In thousands, except per share amounts)
STATEMENT OF OPERATIONS DATA:
Revenues                                          $52,910    $50,347   $28,604   $12,447    $  8,860

Net income (loss)                                 $ 5,979    $ 7,211   $ 4,032   $  (467)   $ (7,874)

Net income (loss)  per share                       $  .62     $  .75    $  .44    $ (.13)    $ (2.42)

Shares used in per share computation                9,581      9,658     9,135     3,504       3,248

BALANCE SHEET DATA:

Cash, cash equivalents and marketable
     securities                                   $42,934    $33,828   $26,376   $ 2,019    $  2,641

Working capital (deficit)                         $47,851    $39,304   $29,824  $  1,797    $ (8,197)

Total assets                                      $59,207    $54,854   $43,563   $  8,070   $  5,015

Long-term obligations, less current portion       $  -       $  -      $  -      $  1,211   $  4,267

Total stockholders' equity (deficit)              $54,449    $47,541   $36,801   $  2,517   $(11,179)


                                                                            FISCAL YEARS BY QUARTER
                                                 ------------------------------------------------------------------------------
                                                                  1996                 |                   1995
                                                 ------------------------------------------------------------------------------
                                                           (Unaudited, in thousands, except per share amounts)
QUARTERLY DATA:                                    4TH       3RD       2ND       1ST      4TH        3RD       2ND       1ST
                                                 ------------------------------------------------------------------------------
    Revenues                                      $15,081   $13,611   $13,021   $11,197   $13,023   $13,068   $12,462   $11,884

    Gross Profit                                  $ 6,660   $ 5,015   $ 4,940   $ 5,767   $ 4,837   $ 6,607   $ 6,722   $ 6,188

    Net income (loss) (1)                         $ 5,400   $  (263)  $   268   $   574   $   570   $ 2,490   $ 2,438   $ 1,713

    Net income (loss) per share                   $   .56   $  (.03)  $   .03   $   .06   $   .06   $   .26   $   .25   $   .18


---------------------------------------------------------------------------
(1) See Notes 8, 9, and 10 of Notes to Consolidated Financial Statements for explanation of gain on sale of stock in affiliate in first and second quarters of 1995, write-down of impaired asset and charge for severance expense in second quarter of 1995, charge for acquired in process research and development in third quarter of 1996, and the gain on settlement of a lawsuit in the fourth quarter of 1996.