Form 10-K, Exhibit 13
period 1997-12-31
DSP GROUP INC /DE/
filed 1998-03-31
CIK 915778

                                                                     EXHIBIT 13

                                    DSP Group Inc.

                         Selected Consolidated Financial Data


                                                                                      YEAR ENDED DECEMBER 31,
                                                                1997           1996             1995         1994            1993
                                                              ----------------------------------------------------------------------
                                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS DATA:
  Revenues                                                     $61,959        $52,910        $50,347        $28,604        $12,447
  Income (loss) from continuing operations                     $11,034        $ 5,979        $ 7,211        $ 4,032        $  (467)
  Weighted average number of common shares
    outstanding during the period used to
    compute basic earnings per share                             9,736          9,510          9,352          8,111          2,125
  Weighted average number of common shares
    outstanding during the period used to
    compute diluted earnings per share                          10,203          9,581          9,658          9,135          2,125
  Net income (loss) per share - Basic                          $  1.13        $   .63        $   .77        $   .50        $  (.22)
  Net income (loss) per share - Diluted                        $  1.08        $   .62        $   .75        $   .44        $  (.22)


BALANCE SHEET DATA:
  Cash, cash equivalents and marketable
    securities                                                 $65,944        $42,934        $33,828        $26,376        $ 2,019
  Working capital                                              $66,947        $47,851        $39,304        $29,824        $ 1,797
  Total assets                                                 $85,168        $59,207        $54,854        $43,563        $ 8,070
  Long-term obligations, less current portion                  $     -        $     -        $     -        $     -        $ 1,211
  Total stockholders' equity                                   $74,170        $54,449        $47,541        $36,801        $ 2,517

                                                                   FISCAL YEARS BY QUARTER
                                     -------------------------------------------------------------------------------
                                                      1997                                      1996
                                     -------------------------------------------------------------------------------
                                                    (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
QUARTERLY DATA:                           4TH       3RD       2ND       1ST       4TH       3RD       2ND       1ST
  Revenues                            $16,581   $16,558   $14,642   $14,178   $15,081   $13,611   $13,021   $11,197
  Gross profit                         $8,697    $8,050    $6,595    $6,305    $6,660    $5,015    $4,940    $5,767
  Net income (loss) (1)                $3,445    $3,348    $2,225    $2,016    $5,400     $(263)     $268      $574
  Net income (loss) per share - Basic    $.34      $.34      $.23      $.21      $.57     $(.03)     $.03      $.06
  Net income (loss) per share - Diluted  $.33      $.32      $.23      $.21      $.56     $(.03)     $.03      $.06

(1) See Notes 1 and 8 of Notes to Consolidated Financial Statements for explanation of charge for acquired in-process research and development in third quarter of 1996, and gain on settlement of a lawsuit in the fourth quarter of 1996.

                                 DSP Group Inc.

                           Price Range of Common Stock

     The Company's common stock trades (Nasdaq symbol "DSPG") on the Nasdaq National Market. The following table presents for the periods indicated the intraday high and low sale prices for the common stock as reported by the Nasdaq National Market:

                                             HIGH      LOW
                                          --------------------
     1997
        First Quarter                       $13.00    $ 8.50
        Second Quarter                      $15.50    $ 8.50
        Third Quarter                       $40.38    $15.06
        Fourth Quarter                      $42.25    $17.94

     1996
        First Quarter                      $ 13.75    $ 8.25
        Second Quarter                     $ 15.00    $ 8.75
        Third Quarter                      $ 10.50    $ 6.75
        Fourth Quarter                     $ 11.25    $ 7.38

      As of December 31, 1997, there were approximately 90 holders of record of the Company's Common Stock, which the Company believes represents approximately 6,400 beneficial holders. The Company has not paid cash dividends on its Common Stock and presently intends to follow a policy of retaining any earnings for reinvestments in its business.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITIONS AND RESULTS OF OPERATION

RESULTS OF OPERATIONS. 1997 has been a successful year for DSP Group, following the completion of the Company's turnaround in 1996. Results of operations for 1997 show record level revenues, improved product gross margins, over all decreased operating expenses due to close monitoring.

     The Company's liquidity and working capital continually improved throughout 1997 and by year end reached record highs in both cash and marketable securities and working capital.

TOTAL REVENUES.   Total revenues were $62.0 million in 1997, $52.9 million in
1996 and $50.4 million in 1995, representing an increase over the prior year of 17% for 1997 compared with a 5% increase for 1996 over 1995. The increase in 1997 is due primarily to increased sales of the Company's TAD speech processors and royalties received from licensees.

     Through 1997 the Company maintained its role as a leading supplier of technologically advanced, cost effective speech processors. The Company's future operating results will be dependent upon a variety of factors - see also "Factors Affecting Operating Results" in this report and in the Company's Form 10-K for the year ended December 31, 1997.

     Export sales, primarily consisting of TAD speech processors shipped to manufacturers in Europe and Asia, represented 92%, 91% and 81% of total revenues for the Company in 1997, 1996 and 1995 respectively. All export sales are denominated in U.S. dollars.

SIGNIFICANT CUSTOMERS. Revenues from a distributor, Tomen Electronics, accounted for 33% of total revenues in 1997 compared to 17% in 1996 and 25% in 1995.

Revenues from the Samsung group accounted were for 6% in 1997 compared to 11% in 1996. The loss of one or more major distributors or major customers could have an adverse effect on the Company's business, financial condition and results of operations.

GROSS PROFIT. Gross profit as a percentage of total revenues was 48% in 1997, 42% in 1996 and 48% in 1995. The increase in gross profit in 1997 compared to 1996 was due primarily to the increase in product gross profit. This gross profit was achieved even though the Company continues to experience price pressure for its TAD products. In 1997, management succeeded in reducing the high costs of manufacturing to create a higher gross profit.

     Product gross profit as a percentage of product sales increased to 39% in 1997 from 29% in 1996. The decrease in product costs was achieved as a result of improvements in technology and better manufacturing prices obtained from foundries. In 1995 the product gross profit as a percentage of product sales was 40% mainly due to higher selling prices in 1995 as compared with selling prices in 1996.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses slightly decreased in 1997 to $8.4 million from $8.5 million in 1996. Research and development expenses in 1995 were $8.4 million. This slight decrease in research and development expense in 1997 occurred as the Company finalized the consolidation of its research and development activities in Israel, which resulted in a closely managed, leaner and better focused research team. The slightly higher level of research and development expenses in 1996 compared to 1995 was primarily due to additional cost required to eliminate redundancies in the Company's research and development activities. Research and development expenses as a percentage of total revenues decreased to 14% in 1997 from 16% in 1996 and from 17% in 1995.

SALES AND MARKETING EXPENSES. Sales and marketing expenses increased in 1997 to $4.9 million from $4.4 million in 1996. This increase in expenses, primarily in the second half of 1997, is due to the Company's establishment of a new worldwide marketing group and extensive participation in trade shows and professional conferences.

     Sales and marketing expenses decreased to $4.4 million in 1996 from $5.1 million in 1995, due primarily to the elimination of redundant managerial layers and strict monitoring of expenses. This decrease was partially offset by higher marketing expenses in the European office which had started to operate at the end of 1995. Sales and marketing expenses as a percentage of total revenues remained at 8% in both 1997 and 1996. In 1995 sales and marketing expenses as a percentage of total revenues was 10%.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased significantly to $4.5 million in 1997 from $5.7 million in 1996 and from $5.6 million in 1995. General and administrative expenses decreased mainly due to a decrease in salary and fringe benefits expense, legal expenses and closer monitoring of other expenses, such as facilities rent and maintenance and insurance expenses. General and administrative expenses in 1996 contain one time charges associated with the departure of senior management in the Santa Clara office.

      General and administrative expenses as a percentage of total revenues decreased to 7% in 1997 from 11% in 1996 and 1995.

UNUSUAL ITEMS. In July 1996, the Company made an initial cash investment of $2.0 million for approximately 40% of the equity interests in Aptel Ltd. ("Aptel"), which is located in Netanya, Israel. Aptel was an emerging company in its product development stage. In connection with the acquisition, the Company incurred a one-time write-off of acquired in-process technology of $1.5 million based on an independent estimate of value.

     In the second quarter of 1995, the Company decided to sell its 89% equity interest in its subsidiary Nogatech Inc. Accordingly, the Company incurred a charge of $500,000 to write down Nogatech Inc., to its estimated fair value less costs to sell. In addition, in April 1995, the former Chairman of the Board of the Company resigned to pursue other business interests and as a result the Company incurred $413,000 of severance expense.

OTHER INCOME (EXPENSE). Interest and other income increased to $2.9 million in 1997 from $1.6 million in 1996 and from $1.4 million in 1995. The increase in 1997 is a result of higher levels of cash equivalents and marketable securities in 1997 as compared with 1996 and 1995, as well as higher interest yields.

     Equity in loss of equity method investees were $706,000, $457,000 and $212,000 in 1997, 1996 and 1995, respectively. The increase was due to higher equity losses of both Aptel and AudioCodes Ltd. Equity in loss of equity method investees also included amortization of the excess of purchase price over net assets acquired for an equity investment in AudioCodes, Ltd., made in the second quarter of 1994.

GAIN ON SETTLEMENT OF LITIGATION. In October 1996, the Company entered into a settlement agreement with Rockwell International Corporation. As part of the litigation settlement a one time gain of $3.8 million, net of legal expenses, was reported.

GAIN ON SALE OF STOCK IN AFFILIATE. The Company sold its remaining equity interest in DSP Communications, Inc. ("DSPC"), in DSPC's initial public offering in 1995. DSPC is the successor of a former subsidiary of the Company, DSP Telecommunications, Ltd. The equity interest, which had no book value, was sold for $1.9 million of cash, including amounts to related parties of $1.4 million.

PROVISION FOR INCOME TAXES. The effective tax rate for the years ended December 31, 1997, 1996 and 1995 was 20%, 15% and 0.7%, respectively. The tax rate for 1997 is higher than 1996 due to decreased percentage benefits from the utilization of net operating loss carry forwards, offset slightly by increased percentage foreign tax holiday benefits and the recognition of previously unbenefited deferred tax assets. In 1995, the Company benefited, for federal, state, and Israeli tax purposes, from the utilization of its net operating loss carry forwards as well as the recognition of certain other deferred tax assets.

     DSP Semiconductors Ltd. in Israel has been granted "Approved Enterprise" status by the Israel government according to two investment plans. The Approved Enterprise status allows a tax holiday for a period of 2 - 4 years and a corporate tax rate of 10% for an additional 6 - 8 years on the respective investment plans' proportionate share of taxable income. The tax benefits under these investment plans are scheduled to expire in 2005.

     Management has assessed the need for a valuation allowance against deferred tax assets and has concluded that it is likely that $1.3 million will not be realized. Management believes that the remaining deferred tax asset of approximately $3.5 million will be realized based on current levels of future taxable income and potentially refundable taxes. Approximately, $828,000 of the valuation allowance relates to deferred tax assets attributable to stock option deductions, the benefit of which will be credited to equity when realized.

LIQUIDITY AND CAPITAL RESOURCES

     During 1997, the Company generated $18.6 million of cash and cash equivalents from its operating activities as compared to $11.3 million during 1996 and $4.1 million in 1995. The increase in 1997 from 1996 was primarily due to the increase in net income from operations and the increase in deferred revenue. For 1996 as compared with 1995, cash flow from operations increased despite the decline in net income primarily because of a net reduction in operation assets and liabilities as compared with an increase in 1995, the non-operating cash flow effects of acquired research and development in 1996 as compared with the non-operating cash flow from gain on sale of stock in affiliated company in 1995, and a decrease in deferred taxes in 1996 as compared with an increase in 1995.

     The Company invests excess cash in short and long term investments, depending on its projected cash needs for operations, capital expenditures and other business purposes. In 1997, 1996 and 1995, the Company purchased $77.1 million, $32.2 million and $28.3 million, respectively, and sold $49.3 million, $20.6 million and $18.2 million, respectively, of investments classified as marketable securities. In 1997, the Company extended the average maturity of its investments to a maximum of 18 months. As a result, as of December 31, 1997 a larger portion of the Company's investments were held for a period greater than one year as compared to the Company's investments at December 31, 1996.

     Capital equipment purchases in 1997, 1996 and 1995 were $2.2 million, $836,000 and $3.1 million, respectively, for computer hardware and software used in engineering development, engineering test equipment, leasehold improvements, vehicles, and furniture and fixtures. The 1997 acquisitions of capital equipment were primarily leasehold improvements in the new facility in Israel.

     In 1996, the Company made an initial cash investment of $2.0 million for approximately 40% of the equity interests in Aptel Ltd. ("Aptel"). In 1997, the Company invested an additional $176,000 in convertible debentures in Aptel. Subsequently, Aptel's shareholders, including the Company, exchanged their shares in Aptel for shares in Nexus Telecommunications Systems Ltd. ("Nexus"), an Israeli company, whose shares are registered and traded on the Nasdaq SmallCap Market. In 1995, the Company sold all its shares of DSP Communications Inc. and Nogatech, Inc. for aggregated amount of $3.4 million.

     Cash provided by financing activities in 1997, totaled $6.6 million compared to $495,000 and $1.9 million in 1996 and 1995, respectively, received upon the exercise of employee stock options and the issuance of Common Stock under the Company's employee stock purchase plan. Repayment of stockholders' notes receivable provided cash of $434,000 and $706,000 in 1996 and 1995, respectively.

     At December 31, 1997, the Company's principal source of liquidity consisted of cash and cash equivalents totaling $7.3 million and marketable securities of $58.6 million. The Company's working capital at December 31, 1997 was $67.0 million, an increase from $47.9 million at December 31, 1996.

     The Company believes that its current cash, cash equivalent and marketable securities will be sufficient to meet its cash requirements through at least the next twelve months. In January 1998, the Company announced a stock repurchase program pursuant to which up to 1,000,000 shares of its Common Stock may be acquired in the open market or in privately negotiated transactions. Accordingly, the Company will use part of its available cash for this purpose. As part of its business strategy, the Company occasionally evaluates potential acquisitions of business, products and technologies. Accordingly, a portion of its available cash may be used for the acquisition of complementary products or business. Such potential transactions may require substantial capital resources, which may require the Company to seek additional debt or equity financing.

FACTORS AFFECTING OPERATING RESULTS. The stockholders' letter and discussion in this annual report concerning the Company's future products, expenses, revenue, liquidity and cash needs as well as the Company's plans and strategies contain forward-looking statements concerning the Company's future operations and financial results. These forward-looking statements are based on current expectations and the Company assumes no obligation to update this information. Numerous factors could cause results to differ from those described in these statements and prospective investors and stockholders should carefully consider the factors set forth below in evaluating these forward-looking statements.

     The Company's revenues are derived predominantly from product sales and accordingly vary significantly depending on the volume and timing of product orders. The Company's quarterly operating results also depend on the timing of the recognition of license fees and the level of per unit royalties. Through 1998, the Company expects that revenues from its DSP core designs and TrueSpeech will be derived primarily from license fees rather than by per unit royalties. The uncertain timing of such license fees has caused, and may continue to cause, quarterly fluctuations in the Company's operating results. The Company's per unit royalties are dependent upon the success of its original equipment manufacturer ("OEM") licensees in introducing products utilizing the Company's technology and the success of those OEM products in the marketplace. Royalties from two DSP Core licensees have started to become meaningful in 1997.

     The Company's quarterly operating results may fluctuate significantly as demand for TADs varies during the year due to seasonal customer buying patterns, and other factors, including the mix of products sold; fluctuations in the level of sales by OEMs and other vendors of products incorporating the Company's products; changes in general economic conditions, including the changing economics conditions in Southeast Asia and other factors, including those documented elsewhere in this report.

RECENT DEVELOPMENTS - REVENUES FROM ASIA. In 1997, the Company generated approximately $19.9 million, or 39% of its total product sales, from sales to customers located in South Korea, Taiwan, Singapore and Hong Kong. While economic activity in some of these countries, most notably South Korea, has been adversely affected by recent developments in local currency and banking markets, the Company believes that the effect of these developments on the Company's business is somewhat mitigated by the financial condition of many of the Company's customers in these markets, such as Maxon, Daewoo and L.G. Electronics. Many of these customers are leaders in their respective industries and conduct their business on a multinational basis. In addition, management estimates that approximately 70% of the Company's product sales generated from the Asian region in 1997 were used in end-products subsequently exported to non-Asian markets such as the United States and Europe, which represent an important source of foreign currency for these customers. The Company does not believe that economic conditions in Asia had a material effect on its 1997 revenue. The Company continues to believe that the geographic diversity of its customers and the diverse end-markets for its customers' products will continue to benefit the Company. In the first quarter of 1998 the Company has been experiencing a decline in the flow of orders from Southeast Asia, specially from South Korea mainly due to the general economic atmosphere in that region. If the trend continues, it may result in a decrease of the Company's backlog at the end of the first quarter. There can be no assurance that continued negative developments in the Asian region will not have an adverse effect on the Company's future operating performance.

PRICE COMPETITION. The Company has experienced and is experiencing a continued decrease in the average selling prices of its TAD speech processors. During 1997 the Company was able to offset this decrease on an annual basis through manufacturing cost reductions. However, any inability of the Company to respond to increased price competition for these and other products through the continuing and frequent introduction of new products or reductions of manufacturing costs would have a material adverse effect on the Company's business, financial condition and results of operations. The markets for the Company's products are extremely competitive and the Company expects this competition will increase. The Company's existing and potential competitors in each of its markets include large and emerging domestic and foreign companies, many of which have significantly greater financial, technical, manufacturing, marketing, selling and distribution resources and management expertise than the Company. Sales of TAD products comprise a substantial part of the Company's product sales. Any adverse change in the digital TAD market or the Company's ability to compete and maintain its position in that market would have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENTS ON FOUNDRIES. All of the Company's integrated circuit products are manufactured by independent foundries. While these foundries have been able to adequately meet the demands of the Company's increasing business, the Company is and will continue to be dependent upon these foundries to achieve acceptable manufacturing yields, quality levels and costs, and to allocate to the Company a sufficient portion of foundry capacity to meet the Company's needs in a timely manner. The Company believes that it now has sufficient foundry capacity through 1998. Revenues could be materially and adversely affected, however, should any of these foundries fail to meet the Company's request for products due to a shortage of production capacity, process difficulties or low yield rates.

Certain of the raw materials, components and subassemblies included in the products manufactured by the Company's OEM customers, which also incorporate the Company's products, are obtained from a limited group of suppliers. Supply disruptions, shortages or termination of certain of these sources of supply could have an adverse effect on the Company's business and results of operations due to customers delay or discontinuance of orders for the Company's products until such components are available.

YEAR 2000 COMPLIANCE. The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The "Year 2000" problem is concerned with whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Year 2000 problem is pervasive and complex as virtually every Company's computer operation will be affected in some way.

     The Company is utilizing both internal and external resources to identify, correct or reprogram, and test the Company's systems for Year 2000 compliance. It is anticipated that all reprogramming efforts will be completed by December 31, 1998, allowing adequate time for testing. To date, confirmations have been received from the Company's primary processing vendors that plans are being developed to address processing of transactions in the year 2000. Management believes that Year 2000 compliance expenses will not have an adverse effect on the Company's earnings. However, there can be no assurances that Year 2000 problems will not accur with respect to the Company's computer systems. The Year 2000 problem may impact other entities with which the Company transacts business, and the Company cannot predict the effect of the Year 2000 problem on such entities.

INTELLECTUAL PROPERTY. As is typical in the semiconductor industry, the Company has been and may from time to time be notified of claims that it may be infringing patents or intellectual property rights owned by third parties. For example, AT&T has asserted that G.723.1, which is primarily composed of a TrueSpeech algorithm, includes certain elements covered by patents held by AT&T and has requested that video conferencing manufacturers license such technology from AT&T. Other organizations including Lucent, NTT and VoiceCraft recently raised public claims that they have patents related to the G.723.1 technology. If it appears necessary or desirable, the Company may seek licenses under such patents or intellectual property rights that it is allegedly infringing. Although holders of such intellectual property rights commonly offer such licenses, no assurances can be given that licenses will be offered or that terms of any offered licenses will be acceptable to the Company. The failure to obtain a license for key intellectual property rights from a third party for technology used by the Company could cause the Company to incur substantial liabilities and to suspend the manufacture of products utilizing the technology. However, the Company in its licensing activities represents only the four co-developers' patents and intellectual property rights as they relate to the G.723.1 technology. The Company believes that the ultimate resolution of these matters will not have material adverse effect on the Company's financial position and results of operations, or cash flows.

STOCKHOLDERS' LITIGATION. In November 1995, after the Company's stock price declined, several lawsuits were filed in the United States District Court for the Northern District of California accusing the Company, its former Chief Executive Officer, and its former Chief Financial Officer of issuing materially false and misleading statements in violation of the federal securities laws. These lawsuits were consolidated into a single amended complaint in February 1996. In the amended complaint, plaintiffs sought unspecified damages on behalf of all persons who purchased shares of the Company's Common Stock during the period June 6, 1995 through November 10, 1995. On June 11, 1996, the Court granted the Company's motion to dismiss the lawsuit, with leave to amend. The plaintiffs filed an amended complaint on July 11, 1996. On March 7, 1997, the Court issued an order dismissing with prejudice all claims based on statements issued by the Company. The Court allowed plaintiffs to proceed with their claims regarding statements the Company allegedly made to securities analysts. The Court also dismissed with leave to amend plaintiffs' claim that the Company is responsible for the statements contained in analysts' reports, but the plaintiffs have chosen not to amend this claim. On November 5, 1997, the parties reached an agreement in principle to settle this litigation. The proposed settlement requires that the Company fund approximately $50,000 of the settlement amount to fulfill the retention amounts under the Company's insurance policy. The proposed settlement is subject to the execution of a stipulation of settlement and court approval.

     The variety and uncertainty of the factors affecting the Company's operating results, and the fact that the Company participates in a highly dynamic industry, may result in significant volatility in the Company's Common Stock price.

                                DSP Group, Inc.

                        Consolidated Statements of Income

                                                                 YEARS ENDED DECEMBER 31,
                                                           1997            1996            1995
                                                        -----------------------------------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Product sales                                           $51,238        $41,290        $41,425
  Licensing, royalties and other                           10,721         11,620          9,012
                                                         ---------------------------------------
Total revenues                                             61,959         52,910         50,437

Costs of revenues:
  Cost of product sales                                    31,143         29,432         24,775
  Cost of licensing, royalties and other                    1,169          1,096          1,308
                                                         ---------------------------------------
Total cost of revenues                                     32,312         30,528         26,083
                                                         ---------------------------------------
Gross profit                                               29,647         22,382         24,354

Operating expenses:
  Research and development                                  8,420          8,481          8,396
  Sales and marketing                                       4,934          4,429          5,135
  General and administrative                                4,505          5,669          5,624
  Unusual items                                                 -          1,529            913
                                                         ---------------------------------------
Total operating expenses                                   17,859         20,108         20,068
                                                         ---------------------------------------
Operating income                                           11,788          2,274          4,286

Other income (expense):
  Interest and other income                                 2,936          1,627          1,399
  Interest expense and other                                 (226)          (158)          (102)
Gain on settlement of litigation, net of expenses               -          3,750              -
Equity in income (loss) of equity method investees,
  net of amortization of goodwill
  of $351 in 1997, $286 in 1996, and $273 in 1995            (706)          (457)          (212)
Gain on sale of stock in affiliated company                     -              -          1,893
                                                         ---------------------------------------
Income before provision for income taxes                   13,792          7,036          7,264

Provision for income taxes                                 (2,758)        (1,057)           (53)
                                                         ---------------------------------------
Net income                                                $11,034        $ 5,979        $ 7,211
                                                         ---------------------------------------
                                                         ---------------------------------------
Net  earning per share:
  Basic                                                   $  1.13        $  0.63        $  0.77
  Diluted                                                 $  1.08        $  0.62        $  0.75

Shares used in per share computation:
  Basic                                                     9,736          9,510          9,352
  Diluted                                                  10,203          9,581          9,658

                            SEE ACCOMPANYING NOTES.

                                DSP Group, Inc.

                          Consolidated Balance Sheets

                                                                    DECEMBER 31,
                                                                1997           1996
                                                            --------------------------
                                                             (IN THOUSANDS, EXCEPT PER
                                                                   SHARE AMOUNTS)
ASSETS
Current assets:
  Cash and cash equivalents                                  $   7,325       $ 12,172
  Marketable securities                                         58,619         30,762
  Accounts receivable, less allowance for returns and
    doubtful accounts of $293 in 1997 and $636 in 1996           3,594          4,861
  Inventories                                                    4,116          2,957
  Deferred income taxes                                          2,850            500
  Prepaid expenses and other current assets                      1,441          1,357
                                                            --------------------------
Total current assets                                            77,945         52,609


Property and equipment, at cost:
  Computer equipment                                             6,341          5,985
  Furniture and fixtures and other                               1,428          1,040
  Leasehold improvements                                         1,241            299
                                                            --------------------------
                                                                 9,010          7,324


Less accumulated depreciation and amortization                   5,522          4,033
                                                            --------------------------
                                                                 3,488          3,291

Other investments, net of accumulated amortization               2,935          2,415
Other assets, net of accumulated amortization of $284
  in 1996                                                          150            388
Deferred income taxes                                              650            504
                                                            --------------------------
Total assets                                                  $ 85,168       $ 59,207
                                                            --------------------------
                                                            --------------------------

                            SEE ACCOMPANYING NOTES.

                                DSP Group, Inc.

                                                                    DECEMBER 31,
                                                                1997           1996
                                                            --------------------------
                                                             (IN THOUSANDS, EXCEPT PER
                                                                   SHARE AMOUNTS)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                           $   3,319       $  1,428
  Accrued compensation and benefits                              2,171          1,739
  Income taxes payable                                           1,691            908
  Accrued royalties                                                171            176
  Deferred revenue                                               2,360              -
  Accrued expenses and other                                     1,286            507
                                                            --------------------------
Total current liabilities                                       10,998          4,758

Commitments and contingencies

Stockholders' equity:
  Preferred stock, $0.001 par value:
    Authorized shares -- 5,000
    Issued and outstanding shares -- none                            -              -

  Common stock, $0.001 par value:
    Authorized shares -- 20,000
    Issued and outstanding shares -- 10,094 in 1997
      and 9,540 in 1996                                             10             10
  Additional paid-in capital                                    74,418         66,781
  Unrealized gain on marketable equity security                  1,050              -
  Accumulated deficit                                           (1,308)       (12,342)
                                                            --------------------------
Total stockholders' equity                                      74,170         54,449
                                                            --------------------------
Total liabilities and stockholders' equity                    $ 85,168       $ 59,207
                                                            --------------------------
                                                            --------------------------

                            SEE ACCOMPANYING NOTES.

                                DSP Group, Inc.

                 Consolidated Statements of Stockholders' Equity


THREE YEARS ENDED                                       ADDITIONAL   STOCKHOLDERS'                 UNREALIZED GAIN      TOTAL
DECEMBER 31, 1997                     COMMON   STOCK     PAID-IN        NOTES        ACCUMULATED    ON MARKETABLE    STOCKHOLDERS'
                                      SHARES   AMOUNT    CAPITAL      RECEIVABLE       DEFICIT     EQUITY SECURITY      EQUITY
                                                                            (IN THOUSANDS)
                                     ---------------------------------------------------------------------------------------------
Balance at December 31, 1994           9,199   $    9    $ 63,151      $  (827)       $ (25,532)       $   --           $ 36,801
  Exercise of Common Stock
   options by employees and
   third parties for cash and
   notes receivable                      224       --       1,986         (313)              --            --             1,673
  Compensation expense upon
   acceleration of stock option
   vesting                                --       --         130           --               --            --               130
  Sale of Common Stock under
   employee stock purchase plan           16       --         222           --               --            --               222
  Income tax benefit from stock
   options exercised                               --         798           --               --            --               798
  Payments on notes receivable
   from stockholders                      --       --          --          706               --            --               706
  Net income                                       --          --           --            7,211            --             7,211
                                     -------------------------------------------------------------------------------------------
Balance at December 31, 1995           9,439        9      66,287         (434)         (18,321)           --            47,541
                                     -------------------------------------------------------------------------------------------
  Exercise of Common Stock
   options by employees                   77        1         283           --               --            --               284
  Sale of Common Stock under
   employee stock purchase plan           24       --         211           --               --            --               211
  Payments on notes receivable
   from stockholders                      --       --          --          434               --            --               434
  Net income                              --       --          --           --            5,979            --             5,979
                                     -------------------------------------------------------------------------------------------
Balance at December 31, 1996           9,540       10      66,781           --          (12,342)           --            54,449
                                     -------------------------------------------------------------------------------------------
  Exercise of Common Stock
   options by employees                  526                6,382           --               --            --             6,382
  Sale of Common Stock under
   employee stock purchase plan           28       --         218           --               --            --               218
  Income tax benefit from stock
   options exercised                      --       --       1,037           --               --            --             1,037
  Unrealized gain on
   marketable security                    --       --          --           --               --         1,050             1,050
  Net income                                                   --           --           11,034            --            11,034
                                     -------------------------------------------------------------------------------------------
Balance at December 31, 1997          10,094   $   10    $ 74,418      $    --        $  (1,308)       $1,050         $  74,170
                                     -------------------------------------------------------------------------------------------
                                     -------------------------------------------------------------------------------------------

                            SEE ACCOMPANYING NOTES.

                                    28, 29

                                DSP Group, Inc.

                      Consolidated Statements of Cash Flows

                                                                   YEARS ENDED DECEMBER 31,
                                                                1997         1996         1995
                                                             ------------------------------------
                                                                        (IN THOUSANDS)
OPERATING ACTIVITIES
Net income                                                    $ 11,034    $  5,979     $  7,211
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization                                  1,797       1,443        1,278
  Amortization of software development costs                       322         185           98
  Loss (gain) on disposal of equipment                               -           -          (30)
  Deferred revenue                                               2,360         (50)         (53)
  Deferred income tax                                           (1,459)      1,169       (2,173)
  Gain on sale of stock of affiliated company                        -           -       (1,893)
  Gain on write off of deferred rent                                 -        (380)           -
  Acquired research and development from
   related party                                                     -       1,529            -
  Equity in loss (income) of equity method
   investees net of amortization                                   706         457         (212)
  Write down/write off of assets                                     -         290          500
  Write off of capitalized software development
   cost                                                              -          31           89
  Compensation expense upon acceleration of
   stock option vesting                                              -           -          130
  Changes in operating assets and liabilities:
    Accounts receivable                                          1,267       2,628       (1,521)
    Accounts and notes receivable from
     related parties                                                 -         640          742
    Inventories                                                 (1,159)         43       (1,044)
    Prepaid expenses and other current assets                      (84)       (481)        (297)
    Other assets                                                   (84)        (14)          41
    Accounts payable                                             1,891      (1,009)      (1,673)
    Accrued compensation and benefits                              432        (152)         600
    Income taxes payable                                           783        (609)       1,344
    Accrued royalties                                               (5)       (371)         249
    Accrued expenses and other                                     779          16          335
                                                             ------------------------------------
Net cash provided by operating activities                       18,580      11,344        4,145

                            SEE ACCOMPANYING NOTES.

                                DSP Group, Inc.

                                                                   YEARS ENDED DECEMBER 31,
                                                                1997         1996         1995
                                                             ------------------------------------
                                                                        (IN THOUSANDS)
INVESTING ACTIVITIES
Purchase of available-for-sale marketable
 securities                                                   $(77,135)   $(32,217)    $(28,310)
Sale of available-for-sale marketable securities                49,278      20,604       18,171
Purchases of equipment                                          (2,160)       (836)      (3,060)
Sale of equipment                                                  166           -           75
Sale of Nogatech, Inc.                                               -           -        1,259
Sale of stock of affiliated company                                  -           -        1,893
Investment in Aptel                                               (176)     (2,158)           -
Capitalized software development costs                              --        (173)        (265)
                                                             ------------------------------------
Net cash used in investing activities                          (30,027)    (14,780)     (10,237)
                                                             ------------------------------------
FINANCING ACTIVITIES
Line of credit                                                       -           -            5
Sale of common stock for cash upon exercise
 of options, warrants, and employee stock
 purchase plan                                                   6,600         495        1,895
Repayment of stockholders' notes receivable                          -         434          706
Income tax benefit from stock option exercises                       -           -          798
                                                             ------------------------------------
Net cash provided by financing activities                        6,600         929        3,404
                                                             ------------------------------------

Decrease in cash and cash equivalents                           (4,847)     (2,507)      (2,688)
Cash and cash equivalents at beginning of year                  12,172      14,679       17,367
                                                             ------------------------------------
Cash and cash equivalents at end of year                      $  7,325     $12,172      $14,679
                                                             ------------------------------------
                                                             ------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION
Cash paid during the period for:
 Interest expense                                             $      6     $    17      $     7
 Income taxes                                                 $  3,148     $   372      $   221

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
 AND FINANCING ACTIVITIES
Issuance of Common Stock in exchange for notes
 receivable, net of repurchases                                $     -     $     -      $   313

                            SEE ACCOMPANYING NOTES.

                                DSP Group, Inc.

                  Notes to Consolidated Financial Statements

                               December 31, 1997

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

DSP Group, Inc. (the "Company") is engaged in the development of high-performance, cost-effective DSP-based software and integrated circuits for digital speech products targeted at the convergence of the personal computer, communications, and consumer electronics markets. The Company has three wholly owned subsidiaries: DSP Semiconductors Ltd. (DSP Semiconductors Israel), an Israeli corporation primarily engaged in research, development, marketing, sales, technical support and certain general and administrative functions, Nihon DSP K.K. (DSP Japan), a Japanese corporation primarily engaged in marketing and technical support activities; DSP Group Europe SARL, a French corporation primarily engaged in marketing and technical support activities.

CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

REVENUE RECOGNITION

PRODUCT SALES

Product sales of speech processors for digital telephone answering devices, computer telephony and other products are recognized upon shipment. The Company has no ongoing commitments after shipment other than for warranty and sales returns/exchanges by distributors. The Company accrues estimated sales returns/exchanges upon recognition of sales. The Company has not experienced significant warranty claims to date, and accordingly, the Company provides for the costs of warranty when specific problems are identified.

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

DEFERRED REVENUE

Deferred revenue at December 31, 1997, is primarily comprised of $2,180,000 in deferred revenue for a certain untested TAD chip shipped to a customer in the third and fourth quarters of fiscal 1997. The customer has already paid for the chip, but the Company is deferring revenue recognition until the completion of its testing to ensure the chip meets customer specifications. The related inventory cost of the chip totals $1,208,000 and is included in Finished Goods Inventory in the accompanying consolidated balance sheet. The Company currently anticipates that it will complete its testing in the first quarter of fiscal 1998. Upon completion of the testing, the Company's operating results will reflect the recognition of the deferred revenue and related inventory costs.

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets, which range from three to ten years, or the life of the lease, whichever is shorter.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) or market and are composed of the following (IN THOUSANDS):

                                                     DECEMBER 31,
                                                  1997           1996
                                                -----------------------
       Work-in-process                           $   16         $  217
       Finished goods                             4,100          2,740
                                                -----------------------
                                                 $4,116         $2,957
                                                -----------------------
                                                -----------------------

OTHER INVESTMENTS

Other investments are comprised of (in thousands):

                                                              DECEMBER 31,
                                                            1997        1996
                                                        -----------------------
Equity method investments:
  Investment in AudioCodes Ltd., net of accumulated
    amortization of $876 in 1997 and $681 in 1996         $ 1,709     $ 2,008

  Investment in Aptel Ltd., net of accumulated
    amortization of $14 in 1996                                 -         407

  Cost method investments:
  Investment in Nexus Telecommunications Systems
     Ltd., at fair value (cost basis of $176)               1,226           -
                                                        -----------------------
                                                          $ 2,935     $ 2,415
                                                        -----------------------
                                                        -----------------------

AudioCodes, Ltd.
AudioCodes, Ltd. (AudioCodes) is an Israeli corporation primarily engaged in research, development production and marketing of voice communication products. The Company acquired an approximate 35% ownership in AudioCodes in two separate transactions in 1993 and 1994. In July 1997, AudioCodes completed a private placement of additional equity securities without the participation of the Company and, as a result, the Company's equity ownership interest in AudioCodes was diluted from 35% to approximately 29%. The Company also has an option to purchase up to an additional 5% of the outstanding stock of AudioCodes.

The Company accounts for its ownership in AudioCodes using the equity method. The Company's original investment in AudioCodes included the excess of purchase price over net assets acquired (approximately $1,907,000 at the date of purchase), which was attributed to developed technology to be amortized over seven years. The private placement by AudioCodes in July 1997 was at a price per share greater than the Company's then current investment in AudioCodes. As a result, even though the Company's ownership interest decreased from 35% to 29%, the Company's proportionate share of the net assets of AudioCodes increased from $816,000 to $1,481,000 at the date of the private placement. This increase in the Company's proportionate share of the net assets of AudioCodes reduced the remaining unamortized excess of purchase price over net assets acquired from $1,080,000 to $415,000 as of the date of the private placement.

The Company's equity in the net income (loss) of AudioCodes was ($103,000) in 1997, $36,000 in 1996, and $61,000 in 1995. As of December 31, 1997, the
difference between the investment in AudioCodes and the Company's proportionate share of net assets is $356,000, primarily related to the remaining unamortized portion of the excess of purchase price over net assets.

Aptel Ltd. and Nexus Telecommunications Systems Ltd.
In July 1996, the Company invested $2,000,000 of cash for approximately 40% of the equity interests in Aptel Ltd. (Aptel), which is located in Netanya, Israel. Aptel was an emerging company in its product development stage. Aptel had expertise in spread spectrum direct sequence modulation technology, which is applicable to the development of products for two-way paging systems and telemetry applications. Expenses related to the acquisition were $158,000. In accordance with Accounting Principles Board Opinion No. 16, the total cost of the acquisition was allocated to the estimated fair value of the assets acquired, and as a result, the Company incurred a one-time write-off of acquired in-process technology of $1,529,000 based on an independent estimate of value. The Company accounted for its investment in Aptel using the equity method. The Company's equity in the net losses of Aptel, including amortization of related intangibles, was $408,000 in 1997 and $221,000 in 1996. As of June 30, 1997, the Company had fully written-off its investment in Aptel.

In December 1997, Aptel's shareholder's (including the Company) exchanged their shares in Aptel for ordinary shares of Nexus Telecommunications Systems Ltd. (Nexus). Nexus is an Israeli company whose shares are registered and traded on the Nasdaq SmallCap Market under the symbol NXUSF. In October 1997, the Company invested $176,000 in a convertible debenture in Aptel which was converted into ordinary shares of Aptel prior to the closing of the Nexus transaction. The Company received 297,000 ordinary shares of Nexus in the exchange transaction amounting to a 2% ownership interest in Nexus. The Company's basis in the Nexus stock received is $176,000 and the Company accounts for the investment using the cost method. The Company's investment in Nexus is classified as available-for-sale, however, the Company is restricted from trading the shares under an agreement with Nexus until December 1998. The Company's investment in Nexus is presented in the Company's consolidated balance sheet at the market value of the Nexus shares as of December 31, 1997, of $1,226,000, with the unrealized gain of $1,050,000 recorded as a separate component of stockholder's equity.

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

NET INCOME PER SHARE

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share (SFAS 128). SFAS 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the SFAS 128 requirements.

Basic net income per share is based on the weighted average number of shares of common stock outstanding during the period. For the same periods, diluted net income per share further includes the effect of dilutive stock options outstanding during the period. The following table sets forth the computation of basic and diluted net income per share (in thousands except per share amounts):

                                                        1997     1996     1995
                                                      -------   ------   ------
Numerator:

Net Income                                            $11,034   $5,979   $7,211
                                                      -------   ------   ------
                                                      -------   ------   ------
Denominator:

Weighted average number of common shares
outstanding during the period used to compute
     basic earnings per share . . . . . . . . .         9,736    9,510    9,352

Incremental shares attributable to exercise of
outstanding options (assuming proceeds would
be used to purchase treasury stock) . . . . . .           467       71      306
                                                      -------   ------   ------
Weighted average number of shares of
common stock used to compute diluted earnings
per share . . . . . . . . . . . . . . . . . . .        10,203    9,581    9,658

Net income per share - Basic. . . . . . . . . .       $  1.13   $ 0.63   $ 0.77
                                                      -------   ------   ------
                                                      -------   ------   ------
Net income per share - Diluted. . . . . . . . .       $  1.08   $ 0.62   $ 0.75
                                                      -------   ------   ------
                                                      -------   ------   ------

Options outstanding to purchase approximately 210,000, 1,067,000 and 119,000 of common stock for the years ended December 31, 1997, 1996 and 1995, respectively, were not included in the computation of diluted net income per share, because option exercise prices were greater than the average market price of the common stock resulting in an antidilutive effect.

CONCENTRATION OF CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of cash, cash equivalents, marketable securities, and trade receivables. By policy, the Company places its cash, cash equivalents, and marketable securities only with high credit quality financial institutions and corporations and, other than U.S. Government Treasury instruments, limits the amounts invested in any one institution or type of investment. The majority of the Company's product sales are to distributors who in turn sell to manufacturers of consumer electronics products. The Company's licensing revenues are primarily from customers that have licensed rights to use the Company's DSPCore microprocessor architectures and speech compression technology. No collateral is required from the Company's customers; however, some of the customers pay using letters of credit. Write-offs for bad debts have not been significant to date.

CONCENTRATION OF OTHER RISKS

Sales of TAD products comprise a substantial portion of the Company's product sales. Any adverse change in the digital TAD market or the Company's ability to compete and maintain its position in that market would have a material adverse effect on the Company's business, financial condition, and results of operations. The Company's operating results also depend on the timing of the recognition of license fees and the level of per unit royalties. During 1998, the Company expects that revenues from its DSPCore designs and TrueSpeech will continue to be derived primarily from license fees rather than per unit royalties. However, the uncertain timing of such license fees may continue to cause fluctuations in the Company's operating results. The Company's royalties from such products are totally dependent upon the success of its original equipment manufacturer ("OEM") licensees in introducing these products and the success of such products in the marketplace.

All of the Company's integrated circuit products are manufactured by independent foundries. While these foundries have been able to adequately meet the demands of the Company's business, the Company is and will continue to be dependent upon these foundries to achieve acceptable manufacturing yields, quality levels, costs, and to allocate to the Company sufficient foundry capacities to meet the Company's needs in a timely manner. Revenues could be materially and adversely affected should any of these foundries fail to meet the Company's request for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability. Certain of the raw materials, components, and subassemblies included in the products manufactured by the Company's OEM customers, which also incorporate the Company's products, are obtained from a limited group of suppliers. Disruptions, shortages, or termination of certain of these sources of supply could occur.

CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying (at cost) amount of cash and cash equivalents as of December 31, 1996 and 1997 approximates fair value (quoted market price).

SECURITIES AVAILABLE-FOR-SALE

All debt and equity securities have been designated as available-for-sale under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). The amortized cost of available-for-sale debt securities is adjusted for the amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest and other income.

The following is a summary of available-for-sale securities at December 31, 1997 and 1996 (IN THOUSANDS):

                                                         AMORTIZED COST
                                                      1997           1996
                                                    ------------------------
   Obligations of states and
     political subdivisions                          $ 6,002        $16,891
   Municipal auction rate preferred stock                  -          2,200
   Corporate obligations                              53,270         19,301
                                                    ------------------------
                                                     $59,272        $38,392
                                                    ------------------------
                                                    ------------------------
   Amounts included in marketable
     securities                                      $58,619        $30,762
   Amounts included in cash and
     cash equivalents                                    653          7,630
                                                    ------------------------
                                                     $59,272        $38,392
                                                    ------------------------
                                                    ------------------------

At December 31, 1997 and 1996, the carrying amount of securities approximated the fair value (quoted market price), and the amount of unrealized gain or loss was not significant. Gross realized gains or losses for 1997, 1996, and 1995 were not significant.

The amortized cost of available-for-sale debt and securities at December 31, 1997, by contractual maturities, are shown below (IN THOUSANDS):

                                                         AMORTIZED
                                                           COST
                                                         ---------
     Due in one year or less                              $43,531
     Due after one year to twenty two months               15,088
                                                         ---------
                                                          $58,619
                                                         ---------
                                                         ---------

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

The Company's policy is to capitalize software development costs beginning at the time technological feasibility is determined to have occurred using either the detailed program design or working model approach. Capitalizable software development costs were not material in 1997 and no such additional costs were capitalized during 1997. At December 31, 1997, all remaining capitalized software development costs have been fully amortized.

RECLASSIFICATION

Certain reclassifications have been made to the 1995 and 1996 consolidated financial statements to conform to the 1997 presentation.

GAIN ON SETTLEMENT OF LITIGATION

In October 1996, the Company entered into agreements with Rockwell International, Inc. ("Rockwell") to license certain of the Company's TrueSpeech speech technologies and to settle all pending litigation between the companies. In connection with the litigation settlement in fiscal 1996, the Company recorded in other income a one time gain on settlement of litigation, net of expenses of $3,750,000.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income ("SFAS 130") and Statement No. 131, Disclosures About Segments of An Enterprise and Related Information (SFAS
131). SFAS 130 establishes rules for reporting and displaying comprehensive income. SFAS 131 will require the Company to use the "management approach" in disclosing segment information. Both statements are effective for the Company during 1998.

2. STOCKHOLDERS' EQUITY

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

DIVIDEND POLICY

The company has various stock plans under which employees, consultants, officers, and directors may be granted options to purchase the Company's Common Stock. A summary of the various plans is as follows:

STOCK PURCHASE PLAN AND STOCK OPTION PLANS

The Company has various stock plans under which employees, consultants, officers, and directors may be granted options to purchase the Company's Common Stock. A summary of the various plans is as follows:

1991 EMPLOYEE AND CONSULTANT STOCK PLAN

In 1991, the Company adopted the 1991 Employee and Consultant Stock Plan (the "1991 Plan"). Under the 1991 Plan, employees and consultants may be granted incentive or non-qualified stock options or stock purchase rights for the purchase of the Company's Common Stock. The 1991 Plan expires in 2001 and currently provides for the purchase of up to 2,800,000 shares of the Company's Common Stock. In addition, under the 1991 Plan, on the date on which a person first becomes a Director of the Company, such new Director is granted an option to purchase 10,000 shares of Common Stock.

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

DIRECTORS' PLAN

The Directors' Stock Option Plan (the "Directors' Plan") was adopted in January 1994. Under the Directors' Plan the Company is authorized to issue nonqualified stock options to purchase up to 175,000 shares of the Company's Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. The Directors' Plan, following certain amendments in 1996 approved by the shareholders, provides that each person who is an outside Director on the effective date of the Directors' Plan and each outside Director who subsequently becomes a member of the Board of Directors shall automatically be granted an option to purchase 15,000 shares (the "First Option"). Additionally, each outside director shall automatically be granted an option to purchase 5,000 shares (a "Subsequent Option") on January 1 of each year if, on such date, he/she shall have served on the Board of Directors for at least six months. In addition, an option to purchase 5,000 shares of Common Stock is granted on January 1 of each year to each outside Director for each committee of the Board of Directors on which he/she shall have as a chairperson for at least six months.

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

1993 ISRAELI PLAN

In 1993, the Company adopted the DSP Group, Inc. Israeli Stock Option Plan (the "1993 Israeli Plan") under which the Company is authorized to issue nonqualified stock options to purchase up to 167,000 shares of the Company's Common Stock at an exercise price equivalent to fair market value. Options are immediately exercisable and expire five years from the date of grant. All options and shares are held in a trust until the later of 24 months from the date of grant or the shares are vested based on a vesting schedule determined by a committee appointed by the Board of Directors. Nonvested shares are subject to repurchase by the Company at the original issuance price.

A summary of activity under the U.S. Plan, the 1993 Israeli Plan, and the Directors' Plan is as follows (SHARES IN THOUSANDS):

                                                         OPTIONS OUTSTANDING
                                                   --------------------------------
                                      SHARES         SHARES
                                     AVAILABLE       UNDER            PRICE PER
                                     FOR GRANT       OPTION             SHARE
                                  -------------------------------------------------
Balance at December 31, 1994            133            889         $ 1.80 - $22.50
                                  ---------------------------
   Authorized                           500              -
   Granted                             (902)           902         $15.13 - $24.25
   Exercised                              -           (224)        $ 1.80 - $15.40
   Canceled                             505           (505)        $ 1.80 - $24.25
                                  ---------------------------
Balance at December 31, 1995            236          1,062         $ 1.80 - $24.25
                                  ---------------------------
                                                                       Weighted
                                                                       Average
                                                                    Exercise Price
                                                                   ----------------
   Authorized                           875              -              $    -
   Granted                             (990)           990              $ 9.61
   Exercised                              -            (77)             $ 3.71
   Canceled                             500           (500)             $13.00
                                  ---------------------------
Balance at December 31, 1996            621          1,475              $10.94
                                  ---------------------------
   Authorized
   Granted                             (797)           797              $21.67
   Exercised                                          (526)             $12.12
   Canceled                             429           (429)             $11.18
                                  ---------------------------
Balance at December 31, 1997            253          1,317              $16.87
                                  ---------------------------
                                  ---------------------------

A summary of the Company's stock option activity and related information as of December 31, 1997, is as follows:

                                OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                    ---------------------------------------------  ----------------------
                                        WEIGHTED-
                                         AVERAGE       WEIGHTED-                WEIGHTED
   RANGE OF                             REMAINING      AVERAGE                  AVERAGE
   EXERCISE          NUMBER OF         CONTRACTUAL     EXERCISE     NUMBER OF   EXERCISE
    PRICES          OUTSTANDING            LIFE          PRICE     EXERCISABLE    PRICE
----------------------------------------------------------------------------------------
$ 7.63 -$ 8.99        292,512           3.97 Years      $ 7.96        23,535     $ 8.12
$ 9.00 -$13.99        308,716           4.49 Years      $11.03        10,946     $10.66
$14.00 -$19.99        156,294           3.20 Years      $15.68        67,156     $14.93
$20.00 -$25.99        264,400           4.75 Years      $22.78         4,500     $24.25
$26.00- $34.38        295,000           4.66 Years      $27.15        37,500     $26.38
                    --------------------------------------------------------------------
$ 7.63- $34.48      1,316,922           4.31 Years      $16.87       143,637     $16.77
                    --------------------------------------------------------------------
                    --------------------------------------------------------------------

1993 EMPLOYEE STOCK PURCHASE PLAN

Upon the closing of the Company's initial public offering, the Company adopted the 1993 Employee Stock Purchase Plan (the "1993 Purchase Plan"). An aggregate of 350,000 shares of the Company's Common Stock have been reserved for issuance under the 1993 Purchase Plan. The 1993 Purchase Plan provides that substantially all employees may purchase stock at 85% of its fair market value on specified dates via payroll deductions. There were approximately 28,000, 24,000 and 16,000 shares issued under the Purchase Plan in 1997, 1996 and 1995, respectively.

COMMON STOCK RESERVED FOR FUTURE ISSUANCE

Shares of common stock of the Company reserved for future issuance at December 31, 1997 are as follows (IN THOUSANDS):


     Employee Stock Purchase Plan                          282
     Stock Options                                       1,570
     Undesignated Preferred Stock                        5,000
                                                        -------
                                                         6,852
                                                        -------
                                                        -------

STOCK BASED COMPENSATION

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, because the exercise price of the Company's stock options generally equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS 123 which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of this Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes single option pricing model with the following weighted average assumptions; risk-free interest rates of 6.15%, 6.10% and 6.30% for 1997, 1996 and 1995, respectively; a dividend yield of 0.0%, a volatility factor of the expected market price of the Company's common stock of 0.70 for 1997 and
0.55 for 1996 and 1995, and a weighted-average expected life of the option of
2.7 years for 1997, and 3.6 years for 1996 and 1995. The weighed average net fair value of options granted in 1997, 1996 and 1995 was $9.90, $4.53 and $6.58 per share, respectively.

The Company does not recognize compensation cost related to employee purchase rights under the Plan. To comply with the pro forma reporting requirements of SFAS 123, compensation cost is estimated for the fair value of the employees' purchase rights using the Black-Scholes model with the following assumptions for those rights granted in 1997, 1996 and 1995; dividend yield of 0.0%; an expected life ranging up to 0.5 years; expected volatility factor of 0.75 in 1997 and 0.5 in both 1996 and 1995; and a risk free interest rate of 5.49% in 1997 and 5.72% in both 1996 and 1995. The weighted average fair value of those purchase rights granted in January 1997, July 1997, January 1996, July 1996, January 1995 and July 1995 were $2.45, $8.21, $1.31, $1.17, $6.29 and
$11.09, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                               1997          1996       1995
                                           -------------------------------------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
     Pro forma net income                   $ 8,485       $ 2,843       $ 5,112
     Pro forma basic earnings per share     $  0.87       $  0.30       $  0.55
     Pro forma diluted earnings per share   $  0.85       $  0.30       $  0.53

For pro forma disclosure under SFAS 123, the repricing of stock options in October 1995 is treated as a modification of an award. Any additional compensation arising from the modification is recognized over the remaining vesting period of the new grant. SFAS 123 is effective for options granted by the Company commencing January 1, 1995. All options granted before January 1, 1995 have not been valued and no pro forma compensation expense has been recognized. However, any option granted before January 1, 1995, that was repriced in 1995, is treated as a new grant within 1995 and is valued accordingly. In addition, since compensation expense is recognized over the vesting period of the related options, which are generally four years, and because pro forma disclosure is only required commencing with 1995, the initial impact on pro forma income may not be representative of compensation expense in future years.

3. INDUSTRY SEGMENT REPORTING

The Company and its subsidiaries operate in one industry segment, principally the development of affordable, high performance, cost effective DSP-based software, integrated circuits, and circuit boards.

Operations outside the United States include research, development, sales, and certain general and administrative functions. The Company's Israeli subsidiary performs research, development, sales, marketing, technical support, and certain general and administrative functions. The Company's Japanese and French subsidiaries perform marketing and technical support activities.

The following is a summary of operations within geographic areas (IN
THOUSANDS):

                                                   1997        1996       1995
                                                -------------------------------
     Sales to unaffiliated customers:
       United States                             $57,364    $51,883    $49,163
       Israel                                      4,595      1,027      1,274
                                                -------------------------------
                                                 $61,959    $52,910    $50,437
                                                -------------------------------
                                                -------------------------------
     Transfers between geographic
       areas (eliminated in consolidation):
       Israel                                     $9,398     $7,435     $4,846
       Japan                                         602        574        542
       Europe                                        319        436          -
                                                -------------------------------
                                                 $10,319     $8,445     $5,388
                                                -------------------------------
                                                -------------------------------
     Income (loss) before provision
       (benefit) for income taxes
       (including intercompany amounts):
       United States                             $10,297     $7,504     $7,183
       Israel                                      3,462       (596)       123
       Japan                                           4          7         36
       France                                         29        121        (78)
                                                -------------------------------
                                                 $13,792     $7,036     $7,264
                                                -------------------------------
                                                -------------------------------

                                      41


     Identifiable assets:
       United States                             $78,028    $54,880    $51,614
       Israel                                      6,891      4,039      3,045
       Japan                                         206        219        195
       France                                         43         69         --
                                                -------------------------------
                                                 $85,168    $59,207    $54,854
                                                -------------------------------
                                                -------------------------------

                                                   1997        1996       1995
                                                -------------------------------
     Export sales:
       Asia                                      $45,046    $35,477    $27,636
       Europe                                     10,357     10,853     12,188
       Israel                                      1,868      1,747      1,274
                                                -------------------------------
                                                 $57,271    $48,077    $41,098
                                                -------------------------------
                                                -------------------------------

Sales to one distributor totaled 33%, 17% and 25% of total revenues in 1997, 1996 and 1995 respectively, and sales to one other customer totaled 11% of total revenues for 1996.

4. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company leases certain equipment and facilities under noncancelable operating leases. The Company has significant leased facilities in Herzelia Pituach, Israel and in Santa Clara, California. In 1996, the Company negotiated the assignment of its Santa Clara facility lease obligations to another company (the "Assignee"). Accordingly, in 1997, the Company received payments from the lessor of $322,000 in 1997 and will receive $322,000 in 1998, $322,000 in 1999, and $295,000 in 2000 as compensation for the higher rents to be paid by the Assignee. In addition, commencing January 1, 1997, the Company began subleasing a new space in the same building from the Assignee under a separate sublease agreement that expires in December 1999. In August 1997 the Company entered into a new lease for its Israel facilities in Herzelia Pituach. The lease agreement is effective until May 2002.

At December 31, 1997, the Company is required to make the following minimum lease payments, to reflect the sublease of the new space by the Company as described above and the payments to be received from the lessor on the Santa Clara facility leases (in thousands):

      Year                                            Amount
      ----                                           --------
      1998                                            $  519
      1999                                               462
      2000                                               162
      2001                                               438
      2002                                               196
                                                     --------
                                                      $1,777
                                                     --------
                                                     --------

Total rental expense for all leases was approximately $778,000 (net of sublease income of $469,000), $334,000 (net of sublease income of $546,000, and a gain of $380,000 on write-off of deferred rent), and $656,000 (net of $171,000) for the years ended December 31, 1997, 1996, and 1995, respectively.

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

STOCKHOLDERS' LITIGATION

In November 1995, after the Company's stock price declined, several lawsuits were filed in the United States District Court for the Northern District of California accusing the Company, its former Chief Executive Officer, and its former Chief Financial Officer of issuing materially false and misleading statements in violation of the federal securities laws. These lawsuits were consolidated into a single amended complaint in February 1996. In the amended complaint, plaintiffs sought unspecified damages on behalf of all persons who purchased shares of the Company's Common Stock during the period June 6, 1995 through November 10, 1995. On June 11, 1996, the Court granted the Company's motion to dismiss the lawsuit, with leave to amend. The plaintiffs filed an amended complaint on July 11, 1996. On March 7, 1997, the Court issued an order dismissing with prejudice all claims based on statements issued by the Company. The Court permitted plaintiffs to proceed with their claims regarding statements the Company allegedly made to securities analysts. The Court also dismissed with leave to amend plaintiffs' claim that the Company is responsible for the statements contained in analysts' reports, but the plaintiffs have chosen not to amend this claim. On November 5, 1997, the parties reached an agreement in principle to settle this litigation. The proposed settlement requires that the Company fund approximately $50,000 of the settlement amount to fulfill the retention amounts under the Company's insurance policy. The proposed settlement is subject to the execution of a stipulation of settlement and court approval.

5. INCOME TAXES

The provision for income taxes is as follows (IN THOUSANDS):

                                                  1997      1996      1995
                                               ------------------------------
     Federal taxes:
       Current                                  $ 3,166    $ (180)   $ 1,898
       Deferred                                  (1,301)    1,099     (2,173)
                                               ------------------------------
                                                  1,865       919      (275)
     State taxes:
       Current                                      337         3        239
       Deferred                                    (158)       70          -
                                               ------------------------------
                                                    179        73        239
     Foreign taxes:
       Current                                      714        65         89
                                               ------------------------------
     Provision for income taxes                 $ 2,758    $1,057    $    53
                                               ------------------------------
                                               ------------------------------

The tax benefits associated with the exercise of stock options reduced taxes currently payable by $1,037,000 in 1997 and $798,000 in 1995. Such benefits were credited to paid in capital when realized.

Pretax income (loss) from foreign operations was $3,495,000 in 1997, $1,061,000 in 1996 (exclusive of an in-process technology write-off of $1,529,000), and ($81,000) in 1995.

Unremitted foreign earnings that are considered to be permanently invested outside of the U.S., and on which no deferred taxes have been provided, amount to approximately $4,286,000 at December 31, 1997. If such amounts were remitted , the Company would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits) and additional Israeli corporate income and withholding taxes. Determination of the amount of additional taxes on unremitted earnings is not practicable.

A reconciliation between the Company's effective tax rate and the U.S. statutory rate of 35% in 1997 and 1995 and 34% in 1996 (in thousands):

                                                  YEARS ENDED DECEMBER 31,
                                                1997       1996        1995
                                             ---------------------------------
     Tax at U.S. statutory rate               $ 4,827     $ 2,396     $ 2,646
     State taxes, net of federal benefit          116           3         155
     Operating losses utilized                 (1,160)     (1,169)     (3,382)
     Tax exempt interest income                   (26)       (422)       (177)
     Foreign income taxed at rates other
       than U.S. rate                            (813)       (306)         44
     Research and development expensed
       upon acquisition                            --         520          --
     Basis difference upon sale of
       subsidiary                                   -          --         711
     Tax credits utilized                        (480)         --        (126)
     Nondeductible losses and expenses
       of investees                               247          92         162
     Other individually immaterial items           47         (57)         20
                                             ---------------------------------
                                              $ 2,758     $ 1,057     $    53
                                             ---------------------------------
                                             ---------------------------------

As of December 31, 1997, the Company had federal net operating loss and tax credit carryforwards of approximately $4,500,000 and $530,000, respectively. The federal net operating loss carryforward will expire at various dates beginning in the years 2006 through 2009, if not utilized. The tax credits will expire at various dates beginning in the years 2000 through 2003, if not utilized.

Due to the change in ownership provisions of the Tax Reform Act of 1986, the Company's federal net operating loss carryforwards and approximately $108,000 of credit carryforwards are subject to an annual limitation of approximately $3,300,000 per year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1997 and 1996 are as follows (IN THOUSANDS):

                                                         1997        1996
                                                      -----------------------
     Deferred tax assets:
       Tax credits carryforwards                       $   530      $   450
       Net operating loss carryforwards                  1,550        2,700
       Capitalized research and development                330          450
       Reserves and accruals                             1,730          890
       Other                                               610          210
                                                      -----------------------
     Total deferred tax assets                           4,750        4,700
       Valuation allowance                              (1,250)      (3,696)
                                                      -----------------------
     Net deferred tax assets                           $ 3,500      $ 1,004
                                                      -----------------------
                                                      -----------------------

Approximately $828,000 of the valuation allowance at December 31, 1997 is related to benefits of stock option deductions, which will be allocated to paid-in capital when realized. The valuation allowance decreased by $2,446,000, $189,000 and $5,201,000 for 1997, 1996 and 1995, respectively.

DSP Semiconductors Israel ("DSP Israel") has been awarded "Approved Enterprise" status by the Israeli government according to two investment plans that included investments of $3,788,000 and $760,000, respectively. The "Approved Enterprise" status allowed DSP Israel a two year tax holiday on undistributed earnings commencing with the year 1992 for which taxable income had been attained and a corporate tax rate of 10%, for an additional eight years, on the first investment plan's proportionate share of income. The proportionate share of income related to the second investment plan will entitle DSP Israel to a four year tax holiday on undistributed earnings commencing with the 1996 tax year and a corporate tax rate of 10% for an additional six years. The aggregate dollar and per share benefit of the Israeli tax holiday was $1,154,000 and $0.11 for 1997, and $306,000 and $0.03
for 1996, respectively.

6. RELATED PARTY TRANSACTIONS

In 1995, the Company performed certain contract engineering, research and development, sales and marketing, and general and administrative services for DSP Communications Inc. ("DSPC") amounting to $919,000 and received certain research and development, sales and marketing, and general and administrative services from DSPC amounting to approximately $122,000.

In 1995, the Company performed certain research and development and general and administrative services for Zen Research, amounting to approximately $127,000.

In 1993, the Company entered into a development and licensing agreement with AudioCodes (SEE NOTE 1). Under the agreement, AudioCodes is to perform certain research and development services for the Company. Upon development of the technology, the Company is to pay AudioCodes a service fee and additional royalty fees of approximately 15% to 24% of the net revenue and 3% to 10% of the gross margin realized from the sale of the technology incorporated in the Company's products. In 1997, 1996 and 1995 the Company recorded approximately $50,000, $0 and $527,000 of research and development costs related to this agreement and $290,000, $260,000 and $179,000 in 1997, 1996 and 1995 of service fees.

                                              ---------------------------------
RELATED PARTY TRANSACTIONS                      1997        1996         1995
(IN THOUSANDS)                                ---------------------------------
REVENUES:
----------------------------
PRODUCT SALES                                 $1,542       $1,644            --
LICENSING                                     $  206       $   65        $1,046
COST OF REVENUES:
----------------------------
COST OF PRODUCTS                              $  291           --            --
COST OF LICENSING                             $  268       $  355        $  179
OPERATING EXPENSES:
----------------------------
RESEARCH AND DEVELOPMENT                      $  340        $ 269        $  527
SALES AND MARKETING                               --           --        $   85
GENERAL AND ADMINISTRATIVE                        --           --        $   34

7. SALE OF STOCK OF DSPC

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

8. UNUSUAL ITEMS

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

In April 1995, the former Chairman of the Board resigned to focus his efforts on DSPC where he serves as chairman. The Company incurred $413,000 of severance expense as a result of this resignation. The expense consisted of $283,000 for severance payments to be made over a two-year period and a $130,000 charge for accelerated vesting of the former Chairman's outstanding stock options.

In July 1996, the Company acquired a 40% equity ownership interest in Aptel, Ltd., a company located in Israel. In connection with the acquisition, the Company recorded a charge of $1,529,000 for acquired research and development from a related party in the third quarter of 1996 (SEE NOTE 1, OTHER INVESTMENTS).

9. SUBSEQUENT EVENTS

On January 27, 1998, the Company announced its intention to repurchase up to 1,000,000 shares of its common stock from time to time on the open-market or in privately negotiated transactions.

Report of Independent Auditors

The Board of Directors and Stockholders
DSP Group, Inc.

We have audited the accompanying consolidated balance sheets of DSP Group, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. For the year ended December 31, 1997, we did not audit the financial statements of DSP Semiconductors, Ltd., a wholly-owned subsidiary, which statements reflect total assets of $6,891,000 as of December 31, 1997, and total revenues of $4,595,000, for the year then ended. Those statements were audited by Almagor & Co. whose report has been furnished to us, and our opinion, insofar as it relates to data included for DSP Semiconductors, Ltd., is based solely on the report of Almagor & Co.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of Almagor & Co. provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of Almagor & Co., the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DSP Group, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                          /s/ ERNST & YOUNG LLP

San Jose, California
January 23, 1998, except for Note 9, as to which the date is January 27, 1998