Form 10-K, Exhibit 13
period 1998-12-31
DSP GROUP INC /DE/
filed 1999-03-31
CIK 915778

                                 DSP Group Inc.

                      Selected Consolidated Financial Data

                                                                                  YEAR ENDED DECEMBER 31,
                                                           1998           1997            1996            1995            1994
                                                      --------------- -------------- --------------- --------------- ---------------
                                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
   STATEMENTS OF OPERATIONS DATA:
     Revenues                                             $63,850         $61,959        $52,910         $50,347         $28,604
     Income (loss) from continuing operations             $14,415         $11,034        $ 5,979         $ 7,211         $ 4,032
     Weighted average number of common shares
       outstanding during the period used to
       compute basic earnings per share                     9,768           9,736          9,510           9,352            8,111
     Weighted average number of common shares
       outstanding during the period used to
       compute diluted earnings per share                  10,016          10,203          9,581           9,658            9,135
     Net income (loss) per share - Basic                  $  1.48         $  1.13        $   .63         $   .77         $   .50
     Net income (loss) per share - Diluted                $  1.44         $  1.08        $   .62         $   .75         $   .44

   BALANCE SHEET DATA:
     Cash, cash equivalents and marketable
       securities                                         $66,989         $65,944        $42,934         $33,828         $26,376
     Working capital                                      $68,673         $66,947        $47,851         $39,304         $29,824
     Total assets                                         $85,791         $85,826        $59,778         $55,350         $43,832
     Total stockholders' equity                           $75,695         $74,170        $54,449         $47,541         $36,801


                                                                          FISCAL YEARS BY QUARTER
                                        --------------------------------------------------------------------------------------------
                                                             1998                                           1997
                                        ------------------------------------------------ -------------------------------------------
                                                            (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
   QUARTERLY DATA:                         4TH        3RD         2ND         1ST         4TH         3RD         2ND        1ST
     Revenues                           $ 14,117    $ 17,308   $ 16,749    $ 15,676    $ 16,581     $ 16,558   $ 14,642   $ 14,178
     Gross profit                       $  8,742    $  9,041   $  8,756    $  7,883    $  8,697     $  8,050   $  6,595   $  6,305
     Net income                         $  3,468    $  3,475   $  4,261    $  3,211    $  3,445     $  3,348   $  2,225   $  2,016
     Net income per share - Basic       $    .37    $    .36   $    .43    $    .32    $    .34     $    .34   $    .23   $    .21
     Net income per share - Diluted     $    .36    $    .35   $    .42    $    .31    $    .33     $    .32   $    .23   $    .21

                                 DSP Group Inc.

                           Price Range of Common Stock

        The Company's common stock trades on the Nasdaq National Market (Nasdaq symbol "DSPG"). The following table presents for the periods indicated the intraday high and low sale prices for the Company's common stock as reported by the Nasdaq National Market:

                                                                 HIGH                   LOW
                                                         ---------------------- --------------------
    1998
         First Quarter                                         $26.88                  $16.75
         Second Quarter                                        $25.00                  $16.88
         Third Quarter                                         $24.75                  $13.13
         Fourth Quarter                                        $20.88                  $ 9.63


    1997
         First Quarter                                         $13.00                  $ 8.50
         Second Quarter                                        $15.50                  $ 8.50
         Third Quarter                                         $40.38                  $15.06
         Fourth Quarter                                        $42.25                  $17.94


      As of December 31, 1998, there were approximately 88 holders of record of the Company's Common Stock, which the Company believes represents approximately 4,230 beneficial holders. The Company has not paid cash dividends on its Common Stock and presently intends to follow a policy of retaining any earnings for reinvestment in its business.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                         CONDITIONS AND RESULTS OF OPERATIONS
                                         1998

RESULTS OF OPERATIONS

     1998 has been a successful year for DSP Group's research and development team, which undertook and successfully completed an ambitious project of renewing our entire line of products. We also launched two new Core technology generations, the TeakDSPCore-Registered Trademark- and PalmDSPCore.-TM- Moreover, our results of operations for 1998 show increased licensing revenues and improved product gross margins. As a result, DSP Group has entered 1999 as a world leader in its advanced technologies and products.

     DSP Group's liquidity and working capital continually improved throughout 1998 and by year end we achieved new record highs for DSP Group in cash and marketable securities and working capital. These increases were attained despite our repurchase program of DSP Group common stock during 1998 in the approximate aggregate amount of $14 million. Throughout 1998, DSP Group maintained its role as a leading supplier of technologically advanced, high performance, cost effective signal processors.

     Our future operating results will be dependent upon a variety of factors. See "Factors Affecting Operating Results" in this report and in our Annual Report on Form 10-K for the year ended December 31, 1998.

TOTAL REVENUES. Our total revenues were $63.9 million in 1998, $62.0 million in 1997 and $52.9 million in 1996. This represents an increase in total revenues of 3% in 1998 as compared with total revenues in 1997, and a 17% increase in total revenues in 1997 as compared with those in 1996. However, in the fourth quarter of 1998, there was a sharp decline in our product revenues as a result of the phasing out of our previous line of D6K series products. Our licensing revenues in 1998 were $14.6 million compared to $10.7 million in 1997, and $11.6 million in 1996. This represents an increase in licensing revenues of 36% in 1998 as compared with 1997, and a decrease of 8% in our licensing revenues in 1997 as compared with those in 1996.

     Export sales, primarily consisting of TAD speech processors shipped to manufacturers in Europe and Asia, including Japan, represented 95% of DSP Group's total revenues in 1998, 92% in 1997 and 91% in 1996. All export sales are denominated in U.S. dollars.

SIGNIFICANT CUSTOMERS. Revenues from one of our distributors, Tomen Electronics, accounted for 45% of our total revenues in 1998 as compared to 33% in 1997, and 17% in 1996. In addition, revenues from Samsung
Semiconductor Inc. accounted for 11% of our total revenues in 1996. The loss of one or more of our major distributors or customers could harm our business, financial condition and results of operations.

GROSS PROFIT. Gross profit as a percentage of total revenues increased to 54% in 1998, from 48% in 1997 and from 42% in 1996. The increase in gross profit in 1998 compared to 1997 was primarily due to the increase in our licensing revenues, which have a higher gross profit than product sales.

     Product gross profit as a percentage of product sales increased to 41% in 1998, from 39% in 1997 and from 29% in 1996. This ongoing increase was primarily due to the decrease in our costs of manufacturing. Our manufacturing costs have decreased due to improvements in manufacturing technology and the decreased manufacturing prices obtained from our foundries. Importantly, this increase in gross profit was achieved even though we continue to experience competitive, downward pricing pressure for our TAD products.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased to $10.2 million in 1998, from $8.4 million in 1997. This increase in research and development expenses in 1998 as compared to those in 1997 was attributable mainly to an increase in the external services provided to our research and development team, additional mask tapeouts for our new enhanced line of products, and an increase in our research and development personnel.

     The slight decrease in research and development expenses to $8.4 million in 1997 compared to $8.5 million in 1996 occurred as we finalized the consolidation of our research and development activities in Israel, which resulted in a closely managed, more efficient and better focused research team. Research and development expenses as a percentage of total revenues increased to 16% in 1998, from 14% in 1997. In 1996, research and development expenses as a percentage of total revenues was 16%.

SALES AND MARKETING EXPENSES. Our sales and marketing expenses increased to $5.2 million in 1998, from $4.9 million in 1997 and from $4.4 million in 1996. The increase in expenses in 1998 as compared to those in 1997 was due to an increase in our sales and marketing personnel, which was partially offset by lower sales commissions and lower consulting costs.

     Sales and marketing expenses increased from $4.4 million in 1996 to $4.9 million in 1997 primarily due to our establishment of a new worldwide marketing group and extensive participation in trade shows and professional conferences.

     Sales and marketing expenses as a percentage of total revenues remained at 8% in 1998, 1997 and 1996.

GENERAL AND ADMINISTRATIVE EXPENSES. Our general and administrative expenses increased only slightly to $4.6 million in 1998 from $4.5 million in 1997 as we continued to closely monitor these expenses.

     General and administrative expenses decreased significantly in 1997 to $4.5 million from $5.7 million in 1996 mainly due to a decrease in salary and fringe benefits expense and legal expenses, as well as our closer monitoring of other expenses, including facilities rent, maintenance and insurance expenses.

     General and administrative expenses as a percentage of total revenues remained at 7% in both 1998 and 1997 after a decrease from 11% in 1996.

UNUSUAL ITEMS. In July 1996, DSP Group made an initial cash investment of $2.0 million for approximately 40% of the equity interests in Aptel Ltd. ("Aptel"), which is located in Israel. In connection with the acquisition, we incurred a one-time write-off of acquired in-process technology of $1.5 million based on an independent estimate of value.

INTEREST AND OTHER INCOME. Interest and other income increased to $3.8 million in 1998 from $2.9 million in 1997 and from $1.6 million in 1996. The increase in interest income in 1998 is a result of higher levels on cash equivalents and marketable securities in 1998 as compared with 1997 and 1996, as well as higher yields of financial investments.

     Equity in income (loss) of equity method investees was $125,000 in 1998, ($706,000) in 1997 and ($457,000) in 1996. In both 1997 and 1996 equity in losses of Aptel were included in our results of operations. In December 1997, Aptel's shareholders, including DSP Group, exchanged their shares in Aptel for shares of common stock of Nexus Telecommunications Systems Ltd. ("Nexus"), an Israeli company whose shares are registered and traded on the Nasdaq SmallCap Market. DSP Group's results of operations in 1998 do not include any equity gains (losses) pertaining to Aptel or Nexus.

     The increase in equity in losses in 1997 compared to those in 1996 was due to our higher equity share in both Aptel and AudioCodes Ltd., an Israeli corporation. See Note 1 of the Notes to Consolidated Financial Statements for more information. Equity in income (loss) of equity method investees also included amortization of the excess of the purchase price over the net assets acquired for an equity investment in AudioCodes, Ltd. made in the second quarter of 1994.

GAIN ON SETTLEMENT OF LITIGATION. In October 1996, DSP Group entered into agreements with Rockwell International Inc. to license certain of DSP Group's TrueSpeech technologies and to settle all pending litigation between the companies. As part of the litigation settlement, DSP Group recorded a one time pre-tax gain of $3.8 million, net of legal expenses.

GAIN ON SALE OF MARKETABLE EQUITY SECURITY. In April 1998, DSP Group sold all of its Nexus shares in a private transaction and realized a pre-tax one time gain on marketable equity securities of approximately $1.1 million, which is included under "Other income (expense)" in our consolidated statements of income for 1998.

PROVISION FOR INCOME TAXES. The effective tax rate for the years ended December 31, 1998, 1997 and 1996 was 25%, 20% and 15%, respectively. The tax rate for 1998 is higher than 1997 due to previously unbenefited operating losses and tax credit carryforwards utilized in 1997 which are no longer available in 1998, offset by increased foreign tax holiday benefits in 1998. The tax rate for 1997 is higher than 1996 due to decreased percentage benefits from the utilization of net operating loss carry forwards, offset slightly by increased percentage foreign tax holiday benefits and the recognition of previously unbenefited deferred tax assets.

     DSP Group Ltd., DSP Group's subsidiary in Israel, has been granted "Approved Enterprise" status by the Israeli government according to four investment plans. The Approved Enterprise status allows for a tax holiday for a period of two to four years and a reduced corporate tax rate of 10% for an additional eight or six years, on the respective investment plans' proportionate share of taxable income. The tax benefits under these investment plans are scheduled to gradually expire starting from 2002 through 2009.

     Management has assessed the need for a valuation allowance against deferred tax assets and has concluded that it is more likely than not that $2.2 million deferred tax assets will be realized based on current levels of future taxable income and potentially refundable taxes.

LIQUIDITY AND CAPITAL RESOURCES

     During 1998, DSP Group generated $15.1 million of cash and cash equivalents from its operating activities as compared to $18.6 million during 1997 and $11.3 million in 1996. The decrease in 1998 of cash and cash equivalents as compared with that in 1997 occurred even though DSP Group experienced an increase in net income in 1998. The decrease in cash and cash equivalents was attributable primarily to the non-cash effects of recognizing deferred revenue and the cash used by the increase in accounts receivables and decrease in accounts payables, which in turn was partially offset by the decrease in our inventories and in our deferred income tax. The increase in cash and cash equivalents in 1997 as compared to 1996 was primarily due to the increase in net income from our operations and the increase in our deferred revenue.

     We invest excess cash in marketable securities of varying maturity, depending on our projected cash needs for operations, capital expenditures and other business purposes. In 1998, DSP Group purchased $60.0 million of investments classified as marketable securities, $77.1 million in 1997 and $32.2 million in 1996. In addition, DSP Group sold $60.6 million of investments classified as marketable securities in 1998, $49.3 million in 1997 and $20.6 million in 1996. During 1998 and late 1997, we extended the average maturity for our investments to a maximum of 24 months from the previous maximum of 18 months in early 1997. As a result, as of December 31, 1998 and December 31, 1997, a larger portion of our investments had been held for a period greater than one year as compared to the holding period of our investments as of December 31, 1996.

     Our capital equipment purchases amounted to $2.3 million in 1998, $2.2 million in 1997 and $836,000 in 1996 for computer hardware and software used in engineering development, engineering test equipment, leasehold improvements, vehicles, and furniture and fixtures. The acquisitions of capital equipment during 1998 were primarily for computer equipment, testing equipment and software for our research and development efforts during the year.

     In 1996, DSP Group made an initial cash investment of $2.0 million for approximately 40% of the equity interests in Aptel. In 1997, DSP Group invested an additional $176,000 in convertible debentures of Aptel. Subsequently, in December 1997, Aptel's shareholders, including DSP Group, exchanged their shares in Aptel for shares in Nexus. In April 1998, DSP Group sold all of its Nexus shares in a private transaction for approximately $1.3 million and realized a pre-tax one time gain on marketable equity securities of approximately $1.1 million, which is included under "Other income (expense)" in our consolidated statements of income for the 1998.

     In January 1998, DSP Group announced a stock repurchase program pursuant to which up to 1,000,000 shares of DSP Group common stock were to be acquired in the open market or in privately negotiated transactions. Accordingly, in 1998, we repurchased 814,000 shares of our common stock at an average purchase price of $17.53 per share, for an aggregate purchase price of approximately $14.3 million.

     Cash received upon the exercise of employee stock options and through purchases pursuant to DSP Group's employee stock purchase plan in 1998 totaled $1.2 million as compared with $6.6 million in 1997 and $495,000 in 1996. In addition, repayment of stockholders' notes receivable provided cash of $434,000 in 1996.

     At December 31, 1998, DSP Group's principal source of liquidity consisted of cash and cash equivalents totaling $9.0 million and marketable securities of $58.0 million. DSP Group's working capital at December 31, 1998 was $68.7 million, an increase from the working capital of $66.9 million at December 31, 1997.

     We believe that our current cash, cash equivalent and marketable securities will be sufficient to meet our cash requirements through at least the next 12 months. In February 1999, our Board of Directors approved another stock repurchase program pursuant to which we may acquire up to 1,000,000 shares of DSP Group common stock in the open market or in privately negotiated transactions. Accordingly, we will use part of our available cash for this purpose. As part of DSP Group's business strategy, we occasionally evaluate potential acquisitions of businesses, products and technologies. Accordingly, a portion of our available cash may be used for the acquisition of complementary products or businesses. These potential transactions may require substantial capital resources, which may require us to seek additional debt or equity financing. However, we cannot provide assurance that we will consummate any such transactions.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK. It is DSP Group's policy not to enter into derivative financial instruments. DSP Group does not currently have any significant foreign currency exposure since it does not transact business in foreign currencies. Due to this, DSP Group did not have significant overall currency exposure at March 1, 1999.

FOREIGN CURRENCY RATE RISK. As nearly all of DSP Group's sales and expenses are denominated in U.S. Dollars, DSP Group has experienced only insignificant foreign exchange gains and losses to date, and does not expect to incur significant gains and losses in the next 12 months. DSP Group did not engage in foreign currency hedging activities during 1998.

EUROPEAN MONETARY UNION

     Within Europe, the European Economic and Monetary Union (the "EMU") introduced a new currency, the euro, on January 1, 1999. During 2002, all EMU countries are expected to be operating with the euro as their single currency. Uncertainty exists as to the effect the euro currency will have on the marketplace. Additionally, all of the final rules and regulations have not yet been defined and finalized by the European Commission with regard to the euro currency. We are assessing the effect the euro formation will have on DSP Group's internal systems and the sale of DSP Group products. We expect to take appropriate actions based on the results of such assessment. We believe that the cost related to this issue will not be material to us and will not have a substantial effect on our financial condition and results of operations.

YEAR 2000 COMPLIANCE

     DSP Group is aware of the issues associated with the programming code in existing computer systems as the Year 2000 approaches. The "Year 2000" problem is concerned with whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Year 2000 problem is pervasive and complex as the computer operation of virtually every company will be affected in some way.

     Beginning in 1997, during 1998 and going forward in 1999, DSP Group is utilizing both internal and external resources to identify, correct or reprogram and test DSP Group's systems for Year 2000 readiness. We anticipate that all reprogramming efforts, including testing, will be completed by June 30, 1999. Our efforts include the evaluation of both information technology ("IT") and non-IT systems. Non-IT systems include systems or hardware containing embedded technology such as microcontrollers. To date the costs incurred by DSP Group with respect to this project are not material and we do not believe that future costs for the completion of this project will be material. However, if systems material to our operations have not been made Year 2000 ready by the completion of the project, the Year 2000 issue could have a material adverse effect on our financial statements. We have not developed a contingency plan to operate in the event that a noncompliant critical system is not remedied by January 1, 2000 and do not intend to do so.

     Throughout 1998 and into 1999, we have been and continue to take steps to ensure that our products and services will continue to operate on and after January 1, 2000. We believe that DSP Group's products being shipped today are Year 2000 ready. In addition, to date, confirmations have been received from DSP Group's primary processing vendors that plans are being developed to address the processing of transactions in the Year 2000. We also have been communicating with suppliers and other third parties that DSP Group does business with to coordinate Year 2000 readiness. The responses received to date indicate that such third parties are taking steps to address this concern.

     Based upon the steps being taken to address this issue and the progress to date, we believe that Year 2000 readiness expenses will not have a material adverse effect on DSP Group's earnings. However, we cannot assure that Year 2000 problems will not occur with respect to DSP Group's computer systems. Furthermore, the Year 2000 problem may impact other entities with which we transact business, and we cannot predict the effect of the Year 2000 problem on such entities or the resulting effect on DSP Group. As a result, if preventative and/or corrective actions mainly by those which DSP Group does business with are not made in a timely manner, the Year 2000 issue could result in a failure of some of DSP Group's manufacturing operations, which would harm our business, financial condition and results of operations.

SUBSEQUENT EVENTS

SALE OF COMMON STOCK. On February 2, 1999, DSP Group announced that it had entered into a stock purchase agreement with Magnum Technologies, Ltd., an international investment fund ("Magnum"), in which DSP Group issued and sold 2,300,000 new shares of DSP Group common stock to Magnum. Based in part on Magnum's representations, the transaction was exempt from the registration requirements of the Securities Act of 1933 according to Section 4(2) of the Securities Act. These shares, representing 19.6% of DSP Group's outstanding common stock at the time of the transaction, were issued for a price of $15 per share, or an aggregate of $34.5 million in total net proceeds to DSP Group. As part of the agreement, Magnum may acquire additional shares of DSP Group in the open market, but may not bring its total holdings to more than 35% of DSP Group's outstanding shares of common stock. Furthermore, Magnum has agreed not to sell any of the DSP Group shares of common stock it purchased without the prior written consent of DSP Group for a period of one year following the date of this transaction, and also to restrict its sales of the shares for an additional six-month period under Rule 144(e)(i) of the Securities

Act of 1933. Additionally, DSP Group has invited Magnum to appoint two new directors to the Board of Directors, bringing the total number of members of the Board of Directors to seven.

ACQUISITIONS. In the first quarter of 1999, DSP Group entered the wireless communication product market, which we believe to be synergistic with our existing markets. We acquired two integrated groups of engineers specializing in the design of integrated circuits for wireless communication. In addition, we acquired technology and products, including associated intellectual property, related to base band and RF for 900 Megahertz digital spread spectrum.

RISK FACTORS AFFECTING OPERATING RESULTS

     The stockholders' letter and the discussion in this annual report that concerns DSP Group's future products, expenses, revenue, liquidity and cash needs as well as DSP Group's plans and strategies contain forward-looking statements concerning our future operations and financial results. These forward-looking statements are based on current expectations and we assume no obligation to update this information. Numerous factors could cause results to differ from those described in these statements, and prospective investors and stockholders should carefully consider the factors set forth below in evaluating these forward-looking statements.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY. Our quarterly results of operations may vary significantly in the future for a variety of reasons, including the following:


     -   fluctuations in volume and timing of product orders;

     -   timing of recognition of license fees;

     -   level of per unit royalties;

     - changes in demand for our products due to seasonal customer buying patterns and other factors;

     - timing of new product introductions by us or our customers, licensees or competitors;

     -   changes in the mix of products sold by us;

     - fluctuations in the level of sales by OEMs and other vendors of products incorporating our products; and

     - general economic conditions, including the changing economic conditions in Asia.


     Each of the above factors is difficult to forecast and thus could have a material adverse effect on our business, financial condition and results of operations.

     Through 1999, we expect that revenues from our DSP core designs and TrueSpeech algorithms will be derived primarily from license fees rather than per unit royalties. The uncertain timing of these license fees has caused, and may continue to cause, quarterly fluctuations in our operating results. Our per unit royalties from licenses are totally dependent upon the success of our OEM licensees in introducing products utilizing our technology and the success of those OEM products in the marketplace. Per unit royalties from TrueSpeech licensees have not been significant to date.

OUR AVERAGE SELLING PRICES CONTINUE TO DECLINE. We have experienced a decrease in the average selling prices of our TAD speech processors, but have to date been able to offset this decrease on an annual basis through manufacturing cost reductions and the introduction of new products with higher performance. However, we cannot guarantee that our on-going efforts will be successful or that they will keep pace with the anticipated, continuing decline in average selling prices.

WE DEPEND ON THE DIGITAL TAD MARKET WHICH IS HIGHLY COMPETITIVE. Sales of TAD products comprise a substantial portion of our product sales. Any adverse change in the digital TAD market or in our ability to compete and maintain our position in that market would have a material adverse effect on our business, financial condition and results of operations. The digital TAD market and the markets for our products in general are extremely competitive and we expect that competition will only increase. Our existing and potential competitors in each of our markets include large and emerging domestic and foreign companies, many of which have significantly greater financial, technical, manufacturing, marketing, sale and distribution resources and management expertise than we do. It is possible that we may one day be unable to respond to increased price competition for TAD speech processors or other products through the introduction of new products or reductions of manufacturing costs. This inability would have a material adverse effect on our business, financial condition and results of operations. Likewise, any significant delays by us in developing, manufacturing or shipping new or enhanced products would also have a material adverse effect on our business, financial condition and results of operations.

WE DEPEND ON REVENUES FROM A CURRENTLY UNSTABLE ASIAN MARKET. In 1997, we generated approximately $19.9 million, or 39% of our total product sales, from sales to customers located in South Korea, Taiwan, Singapore and Hong Kong. However, in 1998, due to economic problems in some of these countries, most notably South Korea and Singapore, our product sales in this region decreased to $10.9 million, or 22% of our total product sales. The decline in sales from Southeast Asia countries resulted in a decrease in our backlog, but was partially offset by increased orders from Japan. If this negative economic trend in the Asian markets continues, it may result in a further decrease of our backlog in 1999. We cannot provide assurance that continued negative economic development in Asia will not have a material adverse effect on our future operating performance.

WE DEPEND ON INDEPENDENT FOUNDRIES TO MANUFACTURE OUR INTEGRATED CIRCUIT PRODUCTS. All of our integrated circuit products are manufactured by independent foundries. While these foundries have been able to adequately meet the demands of our increasing business, we are and will continue to be dependent upon these foundries to achieve acceptable manufacturing yields, quality levels and costs, and to allocate to us a sufficient portion of foundry capacity to meet our needs in a timely manner. To meet our increased wafer requirements, we have added additional independent foundries to manufacture our TAD speech processors. Our revenues could be materially and adversely affected should any of these foundries fail to meet our request for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability.

WE DEPEND ON INTERNATIONAL OPERATIONS, PARTICULARLY IN ISRAEL. We are subject to the risks of doing business internationally, including:

     -   unexpected changes in regulatory requirements;

     -   fluctuations in the exchange rate for the U.S. dollar;

     -   imposition of tariffs and other barriers and restrictions;

     -   burdens of complying with a variety of foreign laws;

     -   political and economic instability; and

     -   changes in diplomatic and trade relationships.

     In particular, our principal research and development facilities are located in the State of Israel and, as a result, at December 31, 1998, 97 of our 120 employees were located in Israel, including all 66 of our research and development personnel. In addition, although DSP Group is incorporated in Delaware, a majority of our directors and executive officers are residents of Israel. Therefore, we are directly affected by the political, economic and military conditions to which Israel is subject.

     Moreover, many of our expenses in Israel are paid in Israeli currency which subjects us to the risks of foreign currency fluctuations and to economic pressures resulting from Israel's generally high rate of inflation. The rate of inflation in Israel was 8.6% in 1998 and 7.0% in 1997. While substantially all of our sales and expenses are denominated in United States dollars, a portion of our expenses are denominated in Israeli shekels. Our primary expenses paid in Israeli currency are employee salaries and lease payments on our Israeli facilities. As a result, an increase in the value of Israeli currency in comparison to the United States dollar could increase the cost of technology development, research and development expenses and general and administrative expenses. We cannot provide assurance that currency fluctuations, changes in the rate of inflation in Israel or any of the other factors mentioned above will not have a material adverse effect on our business, financial condition and results of operations.

WE DEPEND ON OEMS AND THEIR SUPPLIERS TO OBTAIN REQUIRED COMPLEMENTARY COMPONENTS. Some of the raw materials, components and subassemblies included in the products manufactured by our OEM customers, which also incorporate our products, are obtained from a limited group of suppliers. Supply disruptions, shortages or termination of any of these sources could have an adverse effect on our business and results of operations due to the delay or discontinuance of orders for our products by customers until those necessary components are available.

WE DEPEND UPON THE ADOPTION OF INDUSTRY STANDARDS BASED ON TRUESPEECH. Our prospects are partially dependent upon the establishment of industry standards for digital speech compression based on TrueSpeech algorithms in the computer telephony and Voice over IP markets. The development of industry standards utilizing TrueSpeech algorithms would create an opportunity for us to develop and market speech co-processors that provide TrueSpeech solutions and enhance the performance and functionality of products incorporating these co-processors.

     In February 1995, the ITU established G.723.1, which is predominately composed of a TrueSpeech algorithm, as the standard speech compression technology for use in video conferencing over public telephone lines. In March 1997, the International Multimedia Teleconferencing Consortium, a nonprofit industry group, recommended the use of G.723.1 as the default audio coder for all voice transmissions over the Internet or for IP applications for H.323 conferencing products.

THERE ARE RISKS ASSOCIATED WITH OUR ACQUISITION STRATEGY. DSP Group has pursued, and will continue to pursue, growth opportunities through internal development and acquisition of complementary businesses, products and technologies. We are unable to predict whether or when any prospective acquisition will be completed. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management's attention. We cannot provide assurance that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, or expand into new markets. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as the existing business of DSP Group or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations. Future acquisitions may require substantial capital resources, which may require us to seek additional debt or equity financing.

PROTECTION OF OUR INTELLECTUAL PROPERTY IS LIMITED; RISKS OF INFRINGEMENT OF RIGHTS OF OTHERS. As is typical in the semiconductor industry, we have been and may from time to time be notified of claims that we may be infringing patents or intellectual property rights owned by third parties. For example, AT&T has asserted that G.723.1, which is primarily composed of a TrueSpeech algorithm, includes certain elements covered by patents held by AT&T and has requested that video conferencing manufacturers license the technology from AT&T. Other organizations including

Lucent Microelectronics, NTT and VoiceCraft have raised public claims that they also have patents related to the G.723.1 technology.

     If it appears necessary or desirable, we may try to obtain licenses for those patents or intellectual property rights that we are allegedly infringing. Although holders of these type of intellectual property rights commonly offer these licenses, we cannot assure that licenses will be offered or that terms of any offered licenses will be acceptable to us. Our failure to obtain a license for key intellectual property rights from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacturing of products utilizing the technology. We believe that the ultimate resolution of these matters will not have a material adverse effect on our financial position, results of operations, or cash flows.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY YEAR 2000 READINESS ISSUES. During the next year, many software programs may not recognize calendar dates beginning in the Year 2000. This problem could force computers or machines that utilize date dependent software to either shut down or provide incorrect information. To address this problem, we have examined our computer and information systems and have contacted our primary processing vendors, suppliers and other third parties.

     Although we believe that our products are Year 2000 compliant, undetected errors or defects may remain. Disruptions to our business or unexpected costs may arise because of undetected errors or defects in the technology used in our products. If we, or any of our key suppliers or customers, fail to mitigate internal and external Year 2000 risks, we may temporarily be unable to process transactions, manufacture products, send invoices or engage in similar normal business activities or we may experience a decline in sales, which could have a material adverse effect on our business, financial condition and results of operations.

OUR STOCK PRICE MAY BE VOLATILE. Announcements of developments related to our business, announcements by competitors, quarterly fluctuations in our financial results, changes in the general conditions of the highly dynamic industry in which we compete or the national economies in which we do business and other factors could cause the price of our common stock to fluctuate, perhaps substantially. In addition, in recent years the stock market has experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies.
 These factors and fluctuations could have a material adverse effect on the market price of our common stock.

                                 DSP Group, Inc.

                        Consolidated Statements of Income

                                                                             YEARS ENDED DECEMBER 31,
                                                                      1998             1997              1996
                                                               ------------------------------------------------------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
   Product sales                                                        $49,252           $51,238          $41,290
   Licensing, royalties and other                                        14,598            10,721           11,620
                                                               ------------------------------------------------------
Total revenues                                                           63,850            61,959           52,910

Costs of revenues:
   Product sales                                                         29,002            31,143           29,432
   Licensing, royalties and other                                           426             1,169            1,096
                                                               ------------------------------------------------------
Total cost of revenues                                                   29,428            32,312           30,528
                                                               ------------------------------------------------------
Gross profit                                                             34,422            29,647           22,382

Operating expenses:
   Research and development                                              10,181             8,420            8,481
   Sales and marketing                                                    5,222             4,934            4,429
   General and administrative                                             4,632             4,505            5,669
   Unusual items                                                              -                 -            1,529
                                                               ------------------------------------------------------
Total operating expenses                                                 20,035            17,859           20,108
                                                               ------------------------------------------------------
Operating income                                                         14,387            11,788            2,274
Other income (expense):
   Interest and other income                                              3,810             2,936            1,627
   Interest expense and other                                              (189)             (226)            (158)
   Gain on sale of available-for-sale marketable securities                1,086                 -                -
   Gain on settlement of litigation, net of expenses                          -                 -            3,750
Equity in income (loss) of equity method investees,
   net of amortization of goodwill
   of $105 in 1998, $195 in 1997, and $286 in 1996                          125              (706)            (457)
                                                               ------------------------------------------------------
Income before provision for income taxes                                 19,219            13,792            7,036

Provision for income taxes                                               (4,804)           (2,758)          (1,057)
                                                               ------------------------------------------------------
Net income                                                           $   14,415        $   11,034       $    5,979
                                                               ------------------------------------------------------
                                                               ------------------------------------------------------
Net  income per share:
  Basic                                                              $     1.48        $     1.13       $     0.63
  Diluted                                                            $     1.44        $     1.08       $     0.62
Shares used in per share computation:
  Basic                                                                   9,768             9,736            9,510
  Diluted                                                                10,016            10,203            9,581

                             SEE ACCOMPANYING NOTES.

                                   DSP Group, Inc.

                           Consolidated Balance Sheets


                                                                                  DECEMBER 31,
                                                                             1998              1997
                                                                      -------------------------------------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE
                                                                                    AMOUNTS)
ASSETS
Current assets:
   Cash and cash equivalents                                                  $  9,038          $  7,325
   Marketable securities                                                        57,951            58,619
   Accounts receivable, less allowance for returns and
         doubtful accounts of $304 in 1998 and $293 in 1997                      5,721             3,594
   Inventories                                                                   2,182             4,116
   Deferred income taxes                                                         1,374             2,850
   Other accounts receivable                                                     1,608             1,441
                                                                      -------------------------------------
Total current assets                                                            77,874            77,945

Property and equipment, net                                                      4,236             3,488
                                                                      -------------------------------------

Other investments, net of accumulated amortization                               1,834             2,935
Other assets                                                                       135               150
Severance pay fund                                                                 864               658
Deferred income taxes                                                              848               650
                                                                      -------------------------------------
                                                                      -------------------------------------
Total assets                                                                  $ 85,791          $ 85,826
                                                                      -------------------------------------
                                                                      -------------------------------------


                               SEE ACCOMPANYING NOTES.

                                   DSP Group, Inc.

                                                                                  DECEMBER 31,
                                                                             1998              1997
                                                                      -------------------------------------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE
                                                                                    AMOUNTS)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                        $     2,360       $     3,319
   Accrued compensation and benefits                                             2,555             2,171
   Income taxes payable                                                          1,909             1,691
   Accrued royalties                                                               647               171
   Deferred revenue                                                                 36             2,360
   Accrued expenses and other                                                    1,694             1,286
                                                                      -------------------------------------
Total current liabilities                                                        9,201            10,998

Long term liabilities:
  Accrued severance pay                                                            895               658
                                                                      -------------------------------------

Commitments and contingencies

Stockholders' equity:
   Preferred stock, $0.001 par value:
      Authorized shares -- 5,000
      Issued and outstanding shares -- none                                          -                 -

   Common stock, $0.001 par value:
     Authorized shares -- 20,000
     Issued and outstanding shares -- 9,406 in 1998
        and 10,094 in 1997                                                           9                10
   Additional paid-in capital                                                   75,610            74,418
   Other comprehensive income                                                        -             1,050
   Retained earnings (accumulated deficit)                                      12,129            (1,308)
   Less cost of treasury stock                                                 (12,053)                -
                                                                      -------------------------------------
Total stockholders' equity                                                      75,695            74,170
                                                                      -------------------------------------
Total liabilities and stockholders' equity                                 $    85,791        $ 85,826
                                                                      -------------------------------------
                                                                      -------------------------------------


                               SEE ACCOMPANYING NOTES.

                                 DSP Group, Inc.

                 Consolidated Statements of Stockholders' Equity

THREE YEARS ENDED                COMMON  STOCK  ADDITIONAL  STOCKHOLDERS'   TREASURY STOCK    RETAINED      OTHER         TOTAL
DECEMBER 31, 1998                SHARES  AMOUNT  PAID-IN   NOTES RECEIVABLE    AT COST        EARNINGS   COMPREHENSIVE STOCKHOLDERS'
                                                 CAPITAL                                    (ACCUMULATED    INCOME        EQUITY
                                                         (IN  THOUSANDS)                      DEFICIT)
                                 ------- ------ ---------- ---------------- --------------- ------------ ------------- -------------
Balance at December 31, 1995       9,439   $  9    $66,287           $ (434)         $   --     $(18,321)       $   --     $ 47,541
  Net income                          --     --         --               --              --        5,979            --        5,979
  Exercise of Common Stock
   options by employees               77      1        283               --              --           --            --          284
  Sale of Common Stock under
   employee stock purchase plan       24     --        211               --              --           --            --          211
  Payments on notes receivable
   from stockholders                  --     --         --              434              --           --            --          434
                                 ------- ------ ---------- ---------------- --------------- ------------ ------------- ------------
Balance at December 31, 1996       9,540     10     66,781               --              --      (12,342)           --       54,449
  Net income                          --               --                --              --       11,034            --       11,034
Comprehensive income
  Unrealized gain on
  Marketable security                 --     --         --               --              --           --         1,050        1,050
                                                                                                                       ------------
Total comprehensive income            --     --         --               --              --           --            --       12,084
  Exercise of Common Stock
   options by employees              526             6,382               --              --           --            --        6,382
  Sale of Common Stock under
   employee stock purchase plan       28     --        218               --              --           --            --          218
  Income tax benefit from
   stock options exercised            --     --      1,037               --              --           --            --        1,037
                                 ------- ------ ---------- ---------------- --------------- ------------ ------------- ------------
Balance at December 31, 1997      10,094     10     74,418               --              --       (1,308)                    74,170
  Net income                          --                --               --              --       14,415            --       14,415
Comprehensive income
  Unrealized gain on
  Marketable security                 --     --         --               --              --           --        (1,050)      (1,050)
                                                                                                                       ------------
Total comprehensive income            --     --         --               --              --           --            --       13,365
Purchase of Treasury Stock          (814)    (1)        --               --         (14,273)          --            --      (14,274)
Exercise of Common Stock
   options by employees               94     --         --               --           1,821         (908)           --          913
  Sale of Common Stock under
   employee stock purchase plan       32     --         --               --             399          (70)           --          329

  Income tax benefit from
   stock options exercised            --     --      1,192               --              --           --            --        1,192
                                 ------- ------ ---------- ---------------- --------------- ------------ ------------- ------------
Balance at December 31, 1998       9,406   $  9    $75,610           $   --        $(12,053)    $ 12,129         $  --      $75,695

                                 DSP Group, Inc.

                    Consolidated Statements of Cash Flows

                                                                             YEARS ENDED DECEMBER 31,
                                                                    1998             1997               1996

                                                              -------------------------------------------------------
OPERATING ACTIVITIES                                                              (IN THOUSANDS)
Net income                                                         $  14,415       $  11,034          $    5,979
Adjustments to reconcile net income to net cash
 provided by operating activities:
     Depreciation                                                      1,572           1,797               1,443
     Amortization of software development costs                        -                 322                 185
     Deferred revenue                                                 (2,324)          2,360                 (50)
     Deferred income tax                                               2,470          (1,459)              1,169
     Gain on sale of marketable equity security                       (1,086)              -                  -
     Gain on write off of deferred rent                                -               -                    (380)
     Acquired research and development from
       related party                                                   -               -                   1,529
     Equity in (income) loss of equity method investees net
       of amortization                                                  (125)            706                 457
     Write down/write off of assets                                    -               -                     290
     Write off of capitalized software development
       cost                                                            -               -                      31
     Changes in operating assets and liabilities:
       Accounts receivable                                            (2,127)          1,267               2,628
       Accounts and notes receivable from
         related parties                                               -               -                     640
       Inventories                                                     1,934          (1,159)                 43
       Other current assets                                             (167)            (84)               (481)
       Other assets                                                       15             (84)                (14)
       Accounts payable                                                 (959)          1,891              (1,009)
       Accrued compensation and benefits                                 384             432                (152)
       Severance pay - net                                                31           -                  -
       Income taxes payable                                              218             783                (609)
       Accrued royalties                                                 476              (5)               (371)
       Accrued expenses and other                                        408             779                  16
                                                              -------------------------------------------------------
Net cash provided by operating activities                            $15,135         $18,580             $11,344

                             SEE ACCOMPANYING NOTES.

                                 DSP Group, Inc.

                                                                             YEARS ENDED DECEMBER 31,
                                                                    1998             1997               1996
                                                              -------------------------------------------------------
                                                                                  (IN THOUSANDS)
INVESTING ACTIVITIES
Purchase of marketable securities                                   $(59,980)       $(77,135)           $(32,217)
Sale of marketable securities                                         60,648          49,278              20,604
Purchases of equipment                                                (2,320)         (2,160)               (836)
Sale of equipment                                                          -             166                   -
Investment in an investee                                                  -            (176)             (2,158)
Realization of investment in an investee                               1,262               -                   -
Capitalized software development costs                                     -               -                (173)
                                                              -------------------------------------------------------
Net cash used in investing activities                                   (390)        (30,027)            (14,780)
                                                              -------------------------------------------------------

FINANCING ACTIVITIES
Sale of Common Stock for cash upon exercise
   of options, warrants, and employee stock
   purchase plan                                                       1,240           6,600                 495
Repayment of stockholders' notes receivable                            -               -                     434
Purchase of treasury stock                                           (14,273)              -                   -
                                                              -------------------------------------------------------
Net cash provided by (used in) financing activities                  (13,033)          6,600                  929
                                                              -------------------------------------------------------

Increase (decrease) in cash and cash equivalents                       1,713          (4,847)              (2,507)
Cash and cash equivalents at beginning of year                         7,325          12,172               14,679
                                                              -------------------------------------------------------
Cash and cash equivalents at end of year                          $    9,038      $    7,325            $  12,172
                                                              -------------------------------------------------------
                                                              -------------------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION
Cash paid during the period for:
   Interest expense                                               $        -      $        6          $        17
   Income taxes                                                   $    1,530      $    3,148          $       372


                             SEE ACCOMPANYING NOTES.

                                  DSP Group, Inc.

                  Notes to Consolidated Financial Statements

                                 December 31, 1998

NOTE 1:  GENERAL

DSP Group, Inc. (the "Company") is engaged in the development of high-performance, cost-effective DSP-based software and integrated circuits for digital speech products targeted at the convergence of the personal computer, communications, and consumer electronics markets. The Company has three wholly owned subsidiaries: DSP Group Ltd. ("DSP Group Israel"), an Israeli corporation primarily engaged in research, development, marketing, sales, technical support and certain general and administrative functions; Nihon DSP K.K. ("DSP Japan"), a Japanese corporation primarily engaged in marketing and technical support activities; and DSP Group Europe SARL, a French corporation primarily engaged in marketing and technical support activities.

Revenues derived from the Company's largest reseller Tomen Electronics represented 45%, 33% and 17% of the Company's revenues for 1998, 1997 and 1996, respectively. Revenues derived from sales to another customer represented 11% of the Company's revenues in 1996.

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

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

                                  DSP Group, Inc.

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

LICENSING AND ROYALTY REVENUES

Revenues from software license agreements are recognized upon delivery of the software: (1) when collection is probable; (2) all license payments are due within one year; (3) the license fee is otherwise fixed and determinable;
(4) vendor specific evidence exists to allocate the total fee to the undelivered elements of the arrangements; and (5) persuasive evidence of an arrangement exists. Revenues from maintenance contracts are recognized ratably over the term of the agreement. Costs related to insignificant obligations, primarily telephone support, are accrued upon shipment and are included in cost of revenues. Certain royalty agreements provide for per unit royalties to be paid to the Company based on shipments by customers of units containing the Company's products. Revenue under such agreements is recognized at the time of shipment by the customer.

DEFERRED REVENUE

In the first quarter of 1998, the Company recorded approximately $2.2 million of revenue and approximately $1.2 million of related inventory cost, which had been previously deferred at December 31, 1997, as the Company had not yet finalized testing on a certain TAD chip shipped to a customer during 1997.

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from three to ten years, or the life of the lease, whichever is shorter.

                                  DSP Group, Inc.

INVENTORIES

Inventories are stated at the lower of cost or market. Inventories are composed of the following (IN THOUSANDS):

                                                        DECEMBER 31,
                                                       1998       1997
                                                    --------------------
Work-in-process                                       $   --     $   16
Finished goods                                         2,182      4,100
                                                    --------------------
                                                      $2,182     $4,116
                                                    --------------------
                                                    --------------------

OTHER INVESTMENTS

Other investments are comprised of (in thousands):

                                                                  DECEMBER 31,
                                                               1998       1997
                                                             --------------------
Equity method investments:
   Investment in AudioCodes Ltd., net of accumulated
     amortization of $891 in 1998 and $876 in 1997            $ 1,834    $ 1,709
Cost method investments:
   Investment in Nexus Telecommunications Systems
     Ltd., at fair value (1997 - cost basis of $176)                -      1,226
                                                             --------------------
                                                              $ 1,834    $ 2,935
                                                             --------------------
                                                             --------------------

AUDIOCODES, LTD.

AudioCodes, Ltd. ("AudioCodes") is an Israeli corporation primarily engaged in design, research, development, manufacturing and marketing hardware and software products that enable simultaneous transmission of voice and data over networks such as Internet, ATM and Frame Relay. The Company acquired an approximate 35% ownership in AudioCodes in two separate transactions in 1993 and 1994. In July 1997, AudioCodes completed a private placement of additional equity securities without the participation of the Company and, as a result, the Company's equity ownership interest in AudioCodes was diluted from 35% to approximately 29%. The Company also has an option under certain conditions to purchase up to an additional 5% of the outstanding stock of AudioCodes.

                                  DSP Group, Inc.

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

The Company's equity in the net income (loss) of AudioCodes was $230,000 in 1998, ($103,000) in 1997, and $36,000 in 1996. As of December 31, 1998, the
difference between the investment in AudioCodes and the Company's proportionate share of net assets is $251,000, primarily related to the remaining unamortized portion of the excess of purchase price over net assets.

APTEL LTD. AND NEXUS TELECOMMUNICATIONS SYSTEMS LTD.

In July 1996, the Company invested $2,000,000 of cash for approximately 40% of the equity interests in Aptel Ltd. ("Aptel"), which is located in Israel. Expenses related to the acquisition were $158,000. In accordance with Accounting Principles Board Opinion No. 16, the total cost of the acquisition was allocated to the estimated fair value of the assets acquired, and as a result, the Company incurred a one-time write-off of acquired in-process technology of $1,529,000 based on an independent estimate of value. The Company accounted for its investment in Aptel using the equity method. The Company's equity in the net losses of Aptel, including amortization of related intangibles, was $408,000 in 1997 and $221,000 in 1996. As of June 30, 1997, the Company had fully written-off its investment in Aptel.

In December 1997, Aptel's shareholders, including the Company exchanged their shares in Aptel for ordinary shares of Nexus Telecommunications Systems Ltd. ("Nexus"). Nexus is an Israeli company whose shares are registered and traded on the Nasdaq SmallCap Market under the symbol NXUSF. In October 1997, the Company invested $176,000 in a convertible debenture in Aptel which was converted into ordinary shares of Aptel prior to the closing of the Nexus transaction. The Company received approximately 297,000 ordinary shares of Nexus in the exchange transaction amounting

                                  DSP Group, Inc.

to approximately 3% ownership interest in Nexus. The Company's basis in the Nexus stock received is $176,000 and the Company accounted for the investment using the cost method. At December 31, 1997, the Company's investment in Nexus was presented in the Company's consolidated balance sheet at the market value of $1,226,000, with the unrealized gain of $1,050,000 recorded as other comprehensive income, as a separate component of stockholder's equity. In April 1998, the Company sold all of its Nexus shares in a private transaction and realized a pre-tax gain on marketable equity securities of approximately $1.1 million, which is included under "Other income (expense)" in the Company's consolidated statements of income for 1998.

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

NET INCOME PER SHARE

Basic net income per share is computed based on the weighted average number of shares of common stock outstanding during the period. For the same periods, diluted net income per share further includes the effect of dilutive stock options outstanding during the year, all in accordance with the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" ("SFAS 128"). The following table sets forth the computation of basic and diluted net income per share (in thousands except per share amounts):

                                  DSP Group, Inc.

                                                      1998               1997              1996
                                                ---------------    ---------------    ---------------
Numerator:

  Net Income                                        $ 14,415           $ 11,034          $ 5,979
                                                ---------------    ---------------    ---------------
                                                ---------------    ---------------    ---------------
Denominator:

Weighted average number of shares of
common stock outstanding during the period
used to compute basic income per share........         9,768              9,736            9,510

Incremental shares attributable to exercise
of outstanding options (assuming proceeds
would be used to purchase treasury stock).....           248                467               71
                                                      ------             -----             ------
Weighted average number of shares of
common stock used to compute diluted income
per share.....................................        10,016             10,203            9,581
                                                ---------------    ---------------    ---------------
                                                ---------------    ---------------    ---------------

Basic net income per share....................         $1.48              $1.13             $0.63
                                                ---------------    ---------------    ---------------
                                                ---------------    ---------------    ---------------

Diluted net income per share..................         $1.44              $1.08             $0.62
                                                ---------------    ---------------    ---------------
                                                ---------------    ---------------    ---------------

Options outstanding to purchase approximately 657,000, 210,000 and 1,067,000 of common stock for the years ended December 31, 1998, 1997 and 1996, respectively, were not included in the computation of diluted net income per share, because option exercise prices were greater than the average market price of the common shares and therefore, the effect would be antidilutive.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Company to credit risk consist principally of cash, cash equivalents, marketable securities, and trade receivables. By policy, the Company places its cash, cash equivalents, and marketable securities only with high credit quality financial institutions and corporations and, other than U.S. Government Treasury instruments, limits the amounts invested in any one institution or

                                  DSP Group, Inc.

type of investment. The majority of the Company's sales of products are to distributors who in turn sell to manufacturers of consumer electronics products. The Company's licensing revenues are primarily from customers that have licensed rights to use the Company's DSP Core microprocessor architectures and speech compression technology. No collateral is required from the Company's customers; however, some of the customers pay using letters of credit. Write-offs for bad debts have not been significant to date.

CONCENTRATION OF OTHER RISKS

Sales of telephone answering device ("TAD") products comprise a substantial portion of the Company's product sales. Any adverse change in the digital TAD market or the Company's ability to compete and maintain its position in that market would have a material adverse effect on the Company's business, financial condition, and results of operations. The Company's operating results also depend on the timing of the recognition of license fees and the level of per unit royalties. During 1999, the Company expects that revenues from its DSP Core designs and TrueSpeech will continue to be derived primarily from license fees rather than per unit royalties. However, the uncertain timing of such license fees may continue to cause fluctuations in the Company's operating results. The Company's royalties from such products are totally dependent upon the success of its original equipment manufacturer ("OEM") licensees in introducing these products and the success of such products in the marketplace.

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

                                  DSP Group, Inc.

CASH EQUIVALENTS

The Company considers all highly liquid investments which are readily convertible to cash with an original maturity of three months or less when purchased to be cash equivalents. The carrying amount of cash and cash equivalents as of December 31, 1998 and 1997 approximates fair value.

SECURITIES AVAILABLE-FOR-SALE

All debt and equity securities have been designated as available-for-sale under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). The amortized cost of available-for-sale debt securities is adjusted for the amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest and other income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest and other income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest and other income.

The following is a summary of available-for-sale securities at December 31, 1998 and 1997 (in thousands):

                                                               AMORTIZED COST
                                                           1998                1997
                                                   ---------------------------------------
         Obligations of states and
           political subdivisions                           $25,290               $6,002
         Corporate obligations                               33,218               53,270

                                                   ---------------------------------------
                                                            $58,508              $59,272
                                                   ---------------------------------------
                                                   ---------------------------------------

         Amounts included in marketable
           securities                                       $57,951              $58,619
         Amounts included in cash and
           cash equivalents                                     557                  653
                                                   ---------------------------------------
                                                            $58,508              $59,272
                                                   ---------------------------------------
                                                   ---------------------------------------

                                  DSP Group, Inc.

At December 31, 1998 and 1997, the carrying amount of securities approximated the fair value (quoted market price), and the amount of unrealized gain or loss was not significant. Gross realized gains or losses for 1998, 1997, and 1996 were not significant. The amortized cost of available-for-sale debt and securities at December 31, 1998, by contractual maturities, are shown below (IN THOUSANDS):

                                                               AMORTIZED
                                                                 COST
                                                               ---------
                  Due in 1999                                  $  2,028
                  Due in 2000                                    55,923
                                                               ---------
                                                               $ 57,951
                                                               ---------
                                                               ---------

SEVERANCE PAY

The Company's subsidiary, DSP Group Israel, has liability for severance pay pursuant to Israeli law, which is fully provided by an accrual. The majority of the liability is funded through insurance policies. The cash value of these policies is recorded as an asset in the Company's consolidated balance sheets.

Severance expenses for the years ended December 31, 1998, 1997 and 1996, were approximately $367,000, $135,000 and $95,000, respectively.

GAIN ON SETTLEMENT OF LITIGATION

In October 1996, the Company entered into agreements with Rockwell International, Inc. to license certain of the Company's TrueSpeech technologies and to settle all pending litigation between the companies. In connection with the litigation settlement in

                                  DSP Group, Inc.

1996, the Company recorded in other income a one time pre-tax gain on settlement of litigation, net of expenses of $3.8 million.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, because the exercise price of the Company's stock options generally equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. See pro forma disclosures of applying SFAS 123 in Note 4 below.

COMPREHENSIVE INCOME

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which establishes new rules for the reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on the Company's available for sale securities, which prior to adoption were reported separately in stockholders' equity to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130. The adoption of this SFAS had no impact on the company's results of operations or financial position.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). This Statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement also requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the respective

                                 DSP Group, Inc.

item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of any transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999 and cannot be applied retroactively. The Company does not expect the impact of this new Statement on the Company's consolidated balance sheets or results of operations to be material.

NOTE 3.  PROPERTY AND EQUIPMENT

Composition of assets, grouped by major classifications, is as follows (IN THOUSANDS):

                                                                                   DECEMBER 31,
                                                                       -------------------------------------
                                                                             1998                1997
                                                                       ------------------  -----------------
                  Computers and peripheral equipment                         $ 8,209           $   6,341
                  Office furniture and equipment                                 808                 774
                  Motor vehicles                                                 933                 654
                  Leasehold improvements                                       1,380               1,241
                                                                       ------------------  -----------------
                                                                              11,330               9,010
                   Less accumulated depreciation                               7,094               5,522
                                                                       ------------------  -----------------
                                                                          $    4,236             $ 3,488
                                                                       ------------------  -----------------
                                                                       ------------------  -----------------

NOTE 4.  STOCKHOLDERS' EQUITY

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

                                 DSP Group, Inc.

DIVIDEND POLICY

At December 31, 1998, the Company had retained earnings of approximately $13.1 million. The Company has never paid dividends on its Common Stock and presently intends to follow a policy of retaining any earnings for reinvestment in its business.

SHARE REPURCHASE PROGRAM

In 1998, the Company commenced a program to buy an aggregate of up to 1,000,000 shares of Common Stock of the Company. As of December 31, 1998, the Company had acquired 814,000 shares for an aggregate purchase price of $14.3 million. Such repurchases of ordinary shares are accounted for as treasury stock, and result in a reduction of stockholders' equity. When treasury shares are reissued, the Company charges the excess of the repurchase cost over issuance price using the weighted average method to retain earnings.

STOCK PURCHASE PLAN AND STOCK OPTION PLANS

The Company has various stock plans under which employees, consultants, officers, and directors may be granted options to purchase the Company's Common Stock. A summary of the various plans is as follows:

1991 EMPLOYEE AND CONSULTANT STOCK PLAN

In 1991, the Company adopted the 1991 Employee and Consultant Stock Plan (the "1991 Plan"). Under the 1991 Plan, employees and consultants may be granted incentive or non-qualified stock options or stock purchase rights for the purchase of the Company's Common Stock. The 1991 Plan expires in 2001 and currently provides for the purchase of up to 3,800,000 shares of the Company's Common Stock.

The exercise price of options under the 1991 Plan shall not be less than the fair market value of the Common Stock for incentive stock options and not less than 85% of the fair market value of the common stock for nonqualified stock options, as determined by the Board of Directors.

Options under the 1991 Plan are generally exercisable over a 48-month period beginning twelve months after issuance or as determined by the Board of Directors. Options under the 1991 Plan expire up to seven years after the date of grant.

1993 DIRECTOR STOCK OPTION PLAN

Upon the closing of the Company's initial public offering, the Company adopted the 1993 Director Stock Option Plan (the "Directors' Plan"). Under the Directors' Plan the Company is authorized to issue nonqualified stock options to purchase up to 175,000 shares of the Company's Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. The Directors' Plan, following certain amendments in 1996 approved by the Company's stockholders, provides that each person who is an outside director on the effective date of the Directors' Plan and each outside director who subsequently becomes a member of the Board of Directors shall

                                 DSP Group, Inc.

automatically be granted an option to purchase 15,000 shares (the First Option). Additionally, each outside director shall automatically be granted an option to purchase 5,000 shares (a Subsequent Option) on January 1 of each year if, on such date, he/she shall have served on the Board of Directors for at least six months.

Options granted under the Directors' Plan generally have a term of ten years. The First Option is 25% exercisable after the first year (one-third after the first year for options granted after May 1996) and in quarterly installments over the ensuing three years (one-third at the end of each twelve-month period for options granted after May 1996). Each Subsequent Option becomes exercisable in full on the fourth anniversary from the date of grant (one-third at the end of each twelve-month period from the date of grant for options granted after May 1996).

1993 ISRAELI PLAN

In 1993, the Company adopted the 1993 DSP Group, Inc. Israeli Stock Option Plan (the "1993 Israeli Plan") under which the Company is authorized to issue nonqualified stock options to purchase up to 167,000 shares of the Company's Common Stock at an exercise price equivalent to fair market value. Options are immediately exercisable and expire five years from the date of grant.
All options and shares are held in a trust until the later of 24 months from the date of grant or the shares are vested based on a vesting schedule determined by a committee appointed by the Board of Directors.

1998 NON-OFFICER EMPLOYEE STOCK OPTION PLAN

In 1998, the Company adopted the 1998 Non-Officer Employee Stock Option Plan (the "1998 Plan"). Under the 1998 Plan, employees may be granted non-qualified stock options for the purchase of the Company's Common Stock. Officers and directors of the Company are excluded from participating under the 1998 Plan. The 1998 Plan expires in 2008 and currently provides for the purchase of up to 950,000 shares of the Company's Common Stock.

The exercise price of options under the 1998 Plan shall not be less than the fair market value of the Common Stock for nonqualified stock options, as determined by the Board of Directors.

                                 DSP Group, Inc.

Options under the 1998 Plan are generally exercisable over a 48-month period beginning twelve months after issuance or as determined by the Board of Directors. Options under the 1998 Plan expire up to seven years after the date of grant.

A summary of activity under the 1991 Plan, the 1993 Israeli Plan, the Directors' Plan, and the 1998 Plan is as follows (SHARES IN THOUSANDS):


                                                                                 OPTIONS OUTSTANDING
                                                                        ---------------------------------------
                                                          SHARES             SHARES             WEIGHTED
                                                        AVAILABLE             UNDER              AVERAGE
                                                        FOR GRANT            OPTION          EXERCISE PRICE
                                                    ------------------- ------------------ --------------------
                                                                                 OPTIONS OUTSTANDING
                                                                        ---------------------------------------

         BALANCE AT DECEMBER 31, 1995                           236               1,062                $ -
                                                    ------------------- ------------------
     Authorized                                                 875                   -                $ -
        Granted                                                (990)                990                $ 9.61
      Exercised                                                   -                 (77)               $ 3.71
       Canceled                                                 500                (500)               $13.00
                                                    ------------------- ------------------
         BALANCE AT DECEMBER 31, 1996                           621               1,475                $10.94
                                                    ------------------- ------------------


                                                                                 OPTIONS OUTSTANDING
                                                                        ---------------------------------------
                                                          SHARES             SHARES             WEIGHTED
                                                        AVAILABLE             UNDER              AVERAGE
                                                        FOR GRANT            OPTION          EXERCISE PRICE
                                                    ------------------- ------------------ --------------------
                                                                                 OPTIONS OUTSTANDING
                                                                        ---------------------------------------
     Authorized                                                   -                   -                $ -
        Granted                                                (797)                797                $21.67
      Exercised                                                   -                (526)               $12.12
       Canceled                                                 429                (429)               $11.18
                                                    ------------------- ------------------
         BALANCE AT DECEMBER 31, 1997                           253               1,317                $16.87
                                                    ------------------- ------------------

     Authorized                                               1,950                   -                $ -
        Granted                                                (812)                812                $18.54
      Exercised                                                                     (94)               $ 9.95
       Canceled                                                (136)               (136)               $13.59
                                                    ------------------- ------------------
         BALANCE AT DECEMBER 31, 1998                         1,527               1,899                $18.17
                                                    ------------------- ------------------
                                                    ------------------- ------------------

                                 DSP Group, Inc.

A summary of the average price per share and the number of options exercisable for the years 1998, 1997 and 1996, is as follows:


------------------------------------------------------------------------------
                                   1998           1997          1996
------------------------------------------------------------------------------
     Number of options
     excisable as of
     December 31, (OPTIONS
     IN THOUSANDS)                  469            375           144
------------------------------------------------------------------------------
     Weighted average fair
     value of options
     granted during the year   $  18.54       $  21.67       $  9.61
------------------------------------------------------------------------------

A summary of the Company's stock option activity and related information as of December 31, 1998, is as follows:

                                          OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                        --------------------------------------------------------    --------------------------------
                                                 WEIGHTED-
                                                  AVERAGE          WEIGHTED-                            WEIGHTED
       RANGE OF                                  REMAINING          AVERAGE                             AVERAGE
       EXERCISE          NUMBER OF OPTIONS      CONTRACTUAL        EXERCISE      NUMBER OF OPTIONS      EXERCISE
        PRICES              OUTSTANDING            LIFE              PRICE          EXERCISABLE          PRICE
----------------------- -------------------- ------------------ ---------------- ------------------- ---------------
$ 7.63 - $11.75           393,440              3.55  Years          9.25             140,916              9.54
$12.00 -$18.56            533,299              3.89  Years         16.78             127,651             15.13
$18.81 -$18.88            294,000              4.58  Years         18.87                   0                 0
$19.25 -$24.25            347,300              4.23  Years         21.47              73,133             22.44
$25.38- $34.38            331,000              3.69  Years         26.99             127,311             26.79
                        -------------------- ------------------ ---------------- ------------------- ---------------
                        1,899,039              3.95  Years        $18.17             469,011            $17.76
                        -------------------- ------------------ ---------------- ------------------- ---------------
                        -------------------- ------------------ ---------------- ------------------- ---------------


1993 EMPLOYEE STOCK PURCHASE PLAN

Upon the closing of the Company's initial public offering, the Company adopted the 1993 Employee Stock Purchase Plan (the "1993 Purchase Plan"). The Company has reserved an aggregate amount of 350,000 shares of Common Stock for issuance under the 1993 Purchase Plan. The 1993 Purchase Plan provides that substantially all employees may purchase stock at 85% of its fair market value on specified dates via payroll deductions. There were approximately

                                 DSP Group, Inc.

32,000, 28,000 and 24,000 shares issued under the Purchase Plan in 1998, 1997 and 1996, respectively.

COMMON STOCK RESERVED FOR FUTURE ISSUANCE

Shares of Common Stock of the Company reserved for future issuance at December 31, 1998, are as follows (in thousands):

             Employee Stock Purchase Plan                        250
             Stock Options                                     3,426
             Undesignated Preferred Stock                      5,000
                                                             --------
                                                               8,676
                                                             --------
                                                             --------

STOCK BASED COMPENSATION

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123"), which requires the use of option valuation models that were not developed for use in valuing employee stock options. For example, the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The fair value of the Company's employee stock options was estimated at the date of grant using a Black-Scholes multiple option pricing model with the following weighted average assumptions; risk-free interest rates of 5.02%, 6.15% and 6.10% for 1998, 1997 and 1996, respectively; a dividend yield of 0.0% for each of those years; a volatility factor of the expected market price of the Company's Common Stock of 0.77 for 1998, 0.70 for 1997 and 0.55 for 1996; and a weighted-average expected life of the option of 3.0 years for 1998, 3.1 years for 1997, and 3.6 years for 1996. The weighed average net fair value of options granted in 1998, 1997 and 1996 was $9.65, $9.90 and $4.53 per share, respectively.

                                 DSP Group, Inc.

The Company does not recognize compensation cost related to employee stock purchase rights under the Employee Stock Purchase Plan. To comply with the pro forma reporting requirements of SFAS 123, compensation cost is estimated for the fair value of the employees' stock purchase rights using the Black-Scholes model with the following assumptions for those rights granted in 1998, 1997 and 1996; dividend yield of 0.0%; an expected life ranging up to 0.5 years; expected volatility factor of 0.71 in 1998, 0.75 in 1997 and
0.5 in 1996; and a risk free interest rate of 4.84% in 1998, 5.49% in 1997 and 5.72% in 1996. The weighted average fair value of those purchase rights granted in January 1998, July 1998, January 1997, July 1997, January 1996 and July 1996 were $10.70, $9.57, $2.45, $8.21, $1.31 and $1.17, respectively.

Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                1998              1997              1996
                                                           ---------------- ----------------- -----------------
                                                                  (In thousands, except per share data)
         Pro forma net income                              $    10,428      $    8,485        $  2,843
         Pro forma basic earnings per share                $      1.07      $     0.87        $   0.30
         Pro forma diluted earnings per share              $      1.07      $     0.85        $   0.30

COMMON STOCK REPURCHASE

In 1998, the Company repurchased 814,000 shares of its Common Stock at an average purchase price of $17.53 per share, for an aggregate purchase price of approximately $14.3 million. The Company accounts for the investment in its shares according to the treasury stock method.

NOTE 5.  INDUSTRY SEGMENT REPORTING

The Company operates in one business segment approach, principally the development of affordable, high performance, cost effective DSP-based software, integrated circuits, and circuit boards.

                                           DSP Group, Inc.

Operations outside the United States include research, development, sales, marketing and certain general and administrative functions. The Company's Israeli subsidiary performs research, development, sales, marketing, technical support, and certain general and administrative functions. The Company's Japanese and French subsidiaries perform marketing and technical support activities. The following is a summary of operations within geographic areas (IN THOUSANDS):

                                                                           1998               1997               1996
                                                                      ---------------    ---------------    ---------------

         Sales to unaffiliated customers:
           United States                                                 $31,436            $57,364            $51,883
           Israel                                                         32,414              4,595              1,027
                                                                      -----------------------------------------------------
                                                                         $63,850            $61,959            $52,910
                                                                      -----------------------------------------------------
                                                                      -----------------------------------------------------

         Revenues:
           United States                                                 $ 3,821              4,688              4,833
         Export:
           Japan                                                          35,711             23,402             11,390
           Europe                                                         10,591             10,357             10,853
           Asia                                                           12,616             21,644             24,087
           Israel                                                          1,111              1,868              1,747
                                                                      -----------------------------------------------------

                                                                         $63,850            $61,959            $52,910
                                                                      -----------------------------------------------------
                                                                      -----------------------------------------------------
         Long-lived assets:
           United States                                                 $ 2,085            $ 2,252            $ 2,796
           Israel                                                          4,783              4,751              3,409
           Other                                                              66                 77                 70
                                                                      -----------------------------------------------------
                                                                         $ 6,934            $ 7,080            $ 6,275
                                                                      -----------------------------------------------------
                                                                      -----------------------------------------------------



NOTE 6.  COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company leases certain equipment and facilities under noncancelable operating leases. The Company has significant leased facilities in Herzelia Pituach, Israel and in Santa Clara, California. In 1996, the Company negotiated the assignment of certain of its Santa Clara facility use obligations to another company (the "Assignee"). The Company received payments from the Assignee in the Santa Clara facility, of $322,000 in both 1998

                                           DSP Group, Inc.

and 1997 and will receive $322,000 in 1999, and $295,000 in 2000.  In addition, commencing January 1, 1997, the Company began subleasing a new space in the same building from the Assignee under a separate sublease agreement that expires in December 1999. In August 1997, the Company entered into a new lease for its Israel facilities in Herzelia Pituach. The lease agreement is effective until May 2002. In September 1998, the Company entered into a new lease for more office space at its Israel facilities in Herzelia Pituach. The lease agreement for the additional space is effective until November 2003.

At December 31, 1998, the Company is required to make the following minimum lease payments, as revised to reflect the assignment of the lease and the sublease of the new space by the Company in the same buildings as described above (IN THOUSANDS).


                  Year                                       Amount
                  ----                                       ------
                  1999                                        $ 596
                  2000                                          263
                  2001                                          564
                  2002                                          291
                  2003                                           95
                                                             ------
                                                             $1,809
                                                             ------
                                                             ------


Total rental expense for all leases was approximately $545,000 (net of sublease income of $365,000), $778,000 (net of sublease income of $469,000), $334,000 (net of sublease income of $546,000, and a gain of $380,000 on write-off of deferred rent), for the years ended December 31, 1998, 1997, and 1996, respectively.

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

On February 12, 1997, BEKA Electronic GmbH ("BEKA") commenced an action in the United States District Court for the Northern District of California against DSP Group. The action alleges breach of contract, breach of implied covenant of good faith and fair dealing and requests an accounting by us in connection with our termination of the Sales Representative Agreement between BEKA and us. The complaint seeks an unspecified amount of damages. The parties completed non-binding mediation in May 1998, but were unable to settle the case. Discovery in the case has been completed. Trial has been set for May 11, 1999. DSP Group believes the lawsuit to be without merit and intends to defend itself vigorously.

                                           DSP Group, Inc.

NOTE 7.  INCOME TAXES

The provision for income taxes is as follows (IN THOUSANDS):

                                                            1998             1997              1996
                                                     ------------------------------------------------------
         Federal taxes:
            Current                                        $   2,751         $   3,166         $   (180)
            Deferred                                           1,181            (1,301)           1,099
                                                     ------------------------------------------------------
                                                               3,932             1,865              919
         State taxes:
            Current                                              216               337                3
            Deferred                                              97              (158)              70
                                                     ------------------------------------------------------
                                                                 313               179               73
         Foreign taxes:
            Current                                              559               714               65
                                                     ------------------------------------------------------
         Provision for income taxes                        $   4,804          $  2,758         $  1,057
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------

The tax benefits associated with the exercise of stock options reduced taxes currently payable by $1,192,000 in 1998 and $1,037,000 in 1997. Such benefits were credited to paid in capital when realized.

Pretax income (loss) from foreign operations was $7,330,000, $3,495,000 and $1,061,000 in 1998, 1997 and 1996, respectively (exclusive of an in-process technology write-off of $1,529,000 in 1996).

Unremitted foreign earnings that are considered to be permanently invested outside of the U.S., and on which no deferred taxes have been provided, amount to approximately $9,600,000 at December 31, 1998. If such amounts were remitted, the Company would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits) and additional Israeli corporate income and withholding taxes of approximately $2,300,000.

                                           DSP Group, Inc.

A reconciliation between the Company's effective tax rate and the U.S. statutory rate (IN THOUSANDS):

                                                                       YEARS ENDED DECEMBER 31,
                                                                1998              1997             1996
                                                          ----------------- ----------------- ---------------
         Tax at U.S. statutory rate                            $  6,534         $   4,827          $  2,396
         State taxes, net of federal benefit                        207               116                 3
         Operating losses utilized                                    -            (1,160)           (1,169)
         Tax exempt interest income                                   -               (26)             (422)
         Foreign income taxed at rates other
           than U.S. rate                                        (1,806)             (813)             (306)
         Research and development expensed
           upon acquisition                                           -                 -               520
         Tax credits utilized                                      (264)             (480)                -
         Nondeductible losses and expenses of investees               -               247                92
         Other individually immaterial items                        133                47               (57)
                                                          ----------------- ----------------- ---------------
                                                               $  4,804         $   2,758          $  1,057
                                                          ----------------- ----------------- ---------------
                                                          ----------------- ----------------- ---------------


As of December 31, 1998, the Company had federal net operating loss and tax credit carryforwards of approximately $1,132,000 and $108,000, respectively. These carryforwards will expire in years 2007 through 2008, if not utilized.

Due to the change in ownership provisions of the Tax Reform Act of 1986, the Company's federal net operating loss carryforwards are subject to an annual limitation of approximately $3,300,000 per year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1998 and 1997 are as follows (IN THOUSANDS):

                                           DSP Group, Inc.

                                                                                     1998              1997
                                                                         ------------------- ----------------
         Deferred tax assets:
           Tax credit carryforwards                                           $  108              $   530
           Net operating loss carryforwards                                      385                1,550
           Capitalized research and development                                  222                  330
           Reserves and accruals                                                 690                1,730
           Other                                                                 817                  610
                                                                         ------------------- ----------------
         Total deferred tax assets                                           $ 2,222                4,750
           Valuation allowance                                                    --               (1,250)
                                                                         ------------------- ----------------
                                                                         ------------------- ----------------
         Net deferred tax assets                                             $ 2,222              $ 3,500
                                                                         ------------------- ----------------
                                                                         ------------------- ----------------


Management believes that the deferred tax assets will be realized based on current levels of future taxable income and potentially refundable taxes. The valuation allowance decreased by $1,250,000, $2,446,000 and $189,000 in 1998, 1997 and 1996, respectively.

DSP Group Israel production facilities have been granted "Approved Enterprise" status under Israeli law in connection with four separate investment plans.

According to the provisions of such Israeli law, DSP Group Israel has chosen to enjoy "Alternative plans benefits," which is a waiver of grants in return for tax exemption. Accordingly, DSP Group Israel's income from an "Approved Enterprise" is tax-exempt for a period of two or four years and is subject to a reduced corporate tax rate of 10% for an additional period of eight or six years, respectively. The tax benefits under these investment plans are scheduled to gradually expire starting from 2002 through 2009.

DSP Group Israel's first and second plans, which were completed and commenced operation in 1992 and 1996, respectively, are tax exempt for four years and are entitled to a reduced corporate tax rate of 10% for an additional period of six years. The third and fourth plans were approved in 1996 and 1998, respectively. They entitle DSP Group Israel to a corporate tax exemption for a period of two years for each plan and to a reduced corporate tax rate of 10% for an additional period of eight years.

The period of tax benefits, as detailed above, is subject to limitations of the earlier of 12 years from commencement of production, or 14 years from receipt of approval.

The tax exempt income attributable to an "Approved Enterprise" can be distributed to stockholders without subjecting DSP Group Israel to taxes only upon the complete liquidation of DSP Group Israel. The Company has determined that such tax exempt

                                           DSP Group, Inc.

income will not be distributed as dividends. Accordingly, no deferred income taxes have been provided on income attributable to DSP Group Israel's "Approved Enterprise."

If the retained tax exempt income is distributed in a manner other than in the complete liquidation of DSP Group Israel, it would be taxed at the corporate tax rate applicable to such profits as if DSP Group Israel had not chosen the alternative tax benefits and an income tax liability would be incurred of approximately $1,859 as of December 31, 1998.

Through December 31, 1998, DSP Group Israel has met all the conditions required under the approvals.

Should DSP Group Israel fail to meet such conditions in the future, however, it could be subject to corporate tax in Israel at the standard rate of 36% and could be required to refund tax benefits already received.

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the standard rate of corporate tax in Israel of 36%.

By virtue of such Israeli law, DSP Group Israel is entitled to claim accelerated rates of depreciation on equipment used by an "Approved Enterprise" during the first five tax years from the beginning of such use.

NOTE 8.  RELATED PARTY TRANSACTIONS

In 1993, the Company entered into a development and licensing agreement with AudioCodes (SEE NOTE 2 OTHER INVESTMENTS). Under the agreement, AudioCodes is to perform certain research and development services for the Company. Upon development of the technology, the Company is to pay AudioCodes a service fee and additional royalty fees of 15% to 50% of the net revenue and 3% to 10% of the gross margin realized from the sale of the technology incorporated in the Company's products. In 1998, 1997 and 1996 the Company recorded the following (IN THOUSANDS):

                                           DSP Group, Inc.


                                                             -------------  ------------  -------------
RELATED PARTY TRANSACTIONS                                        1998          1997          1996
                                                             -------------  ------------  -------------
REVENUES:
----------------------------------------
  Product sales                                                 944            1,542          1,644
  Licensing                                                      82              206             65
COST OF REVENUES:
----------------------------------------
  Cost of products                                              384              291             --
  Cost of licensing                                             160              268            355
OPERATING EXPENSES:
----------------------------------------
  Research and development                                      345              340            269



NOTE 9.  SUBSEQUENT EVENTS

On February 2, 1999, the Company announced that it had entered into a stock purchase agreement with Magnum Technologies, Ltd., an international investment fund ("Magnum"), in which the Company issued and sold 2,300,000 new shares of its Common Stock to Magnum, which represented approximately 20% of the Company's outstanding Common Stock at the time of the transaction, for $15 per share, or an aggregate of $34.5 million in total gross proceeds to the Company. As part of the agreement, Magnum may acquire additional shares of the Company's Common Stock in the open market, but may not bring its total holdings to more than 35% of the Company's outstanding shares of Common
Stock.

In February 1999, the Board of Directors authorized the Company's plan to repurchase up to 1,000,000 shares of its Common Stock from time to time on the open-market or in privately negotiated transactions.

                                           DSP Group, Inc.

Report of Independent Auditors

The Board of Directors and Stockholders DSP Group, Inc.

We have audited the accompanying consolidated balance sheets of DSP Group, Inc as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DSP Group, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Palo Alto, California
January 25, 1999,
Except for Note 9, as to which the date is February 18, 1999