Form 10-K, Exhibit 13
period 1999-12-31
DSP GROUP INC /DE/
filed 2000-03-30
CIK 915778


                                           Selected Consolidated Financial Data



                                                                           YEAR ENDED DECEMBER 31,
                                                     1999           1998            1997            1996            1995
                                               --------------- -------------- --------------- --------------- ---------------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

STATEMENTS OF OPERATIONS DATA:
  Revenues                                          $ 76,433       $ 63,850       $ 61,959       $ 52,910       $ 50,347
  Income from continuing operations                 $ 54,579       $ 14,415       $ 11,034       $  5,979       $  7,211
  Weighted average number of common shares
    outstanding during the period used to
    compute basic earnings per share                  11,734          9,768          9,736          9,510          9,352
  Weighted average number of common shares
    outstanding during the period used to
    compute diluted earnings per share                12,721         10,016         10,203          9,581          9,658
  Net earnings per share - Basic                    $   4.65       $   1.48       $   1.13       $    .63       $    .77
  Net earnings per share - Diluted                  $   4.29       $   1.44       $   1.08       $    .62       $    .75

BALANCE SHEET DATA:
  Cash, cash equivalents and marketable
    securities                                      $161,371       $ 66,989       $ 65,944       $ 42,934       $ 33,828
  Working capital                                   $163,747       $ 68,673       $ 66,947       $ 47,851       $ 39,304
  Total assets                                      $206,179       $ 85,791       $ 85,826       $ 51,778       $ 55,350
  Total stockholders' equity                        $183,957       $ 75,695       $ 74,170       $ 54,449       $ 47,541



                                                                          FISCAL YEARS BY QUARTER
                                        ----------------------------------------------------------------------------------------
                                                             1999                                           1998
                                        ------------------------------------------------ ---------------------------------------
                                                            (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

   QUARTERLY DATA:                          4TH       3RD         2ND        1ST       4TH        3RD        2ND        1ST
Revenues                                  $25,973   $23,296    $16,702    $10,462    $14,117    $17,308    $16,749    $15,676
Gross profit                              $14,418   $12,630    $ 9,543    $ 6,636    $ 8,742    $ 9,041    $ 8,756    $ 7,883
Net income                                $33,918   $ 5,770    $13,709    $ 1,182    $ 3,468    $ 3,475    $ 4,261    $ 3,211
Net earnings per share - Basic            $  2.70   $   .48    $  1.19    $   .11    $   .37    $   .36    $   .43    $   .32
Net earnings per share - Diluted          $  2.46   $   .44    $  1.13    $   .11    $   .36    $   .35    $   .42    $   .31



The accompanying notes are an integral part of the consolidated financial statements.

                           Price Range of Common Stock

         DSP Group's common stock trades on the Nasdaq National Market (Nasdaq symbol "DSPG"). The following table presents for the periods indicated the intraday high and low sale prices for DSP Group's common stock as reported by the Nasdaq National Market:

                                                               HIGH                   LOW
                                                       ---------------------- --------------------

         1999
              First Quarter                                   $22.63                 $12.63
              Second Quarter                                  $36.00                 $14.69
              Third Quarter                                   $42.25                 $34.50
              Fourth Quarter                                  $96.25                 $38.00


         1998
              First Quarter                                   $26.88                 $16.75
              Second Quarter                                  $25.00                 $16.88
              Third Quarter                                   $24.75                 $13.13
              Fourth Quarter                                  $20.88                 $9.63

         As of December 31, 1999, there were approximately 61 holders of record of DSP Group's Common Stock, which DSP Group believes represents approximately 5,578 beneficial holders. DSP Group has not paid cash dividends on its Common Stock and presently intends to follow a policy of retaining any earnings for reinvestment in its business.


The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

         1999 has been a challenging year for DSP Group in all aspects. Our research and development team successfully completed an ambitious project of renewing our entire line of products. Our marketing and sales teams introduced the new products and achieved record high revenue for DSP Group in our product and licensing markets. In the first quarter of 1999, we entered the wireless communication product market, which we believe to be synergistic with our existing markets. We acquired two integrated groups of engineers specializing in the design of integrated circuits for wireless communication. In addition, we acquired technology and products, including associated intellectual property, related to base band and RF for 900 Megahertz digital spread spectrum. Moreover, our results of operations for 1999 show improved total and product gross margins. DSP Group's liquidity and working capital continued to improve significantly throughout 1999 and by year end we achieved new record highs for DSP Group in cash and marketable securities and working capital. These increases were attained mainly due to the sale of a portion of our equity investment in AudioCodes Ltd. as well as to cash provided from our operating activities and cash received by the issuance and sale of DSP Group common stock to an investor. Our future operating results will be dependent upon a variety of factors. See "Factors Affecting Operating Results" in this report and in our Annual Report on Form 10-K for the year ended December 31, 1999.

TOTAL REVENUES

Our total revenues were $76.4 million in 1999, $63.9 million in 1998 and $62.0 million in 1997. This represents an increase in total revenues of 20% in 1999 as compared with total revenues in 1998, and a 3% increase in total revenues in 1998 as compared with those in 1997. The increase in revenues in 1999 compared to 1998 was the result of the introduction of our new line of D16K series products. Our licensing revenues in 1999 were $19.0 million compared to $14.6 million in 1998, and $10.7 million in 1997. This represents an increase in licensing revenues of 30% in 1999 as compared with 1998, and an increase of 36% in our licensing revenues in 1998 as compared with those in 1997.

         Export sales, primarily consisting of Integrated Digital Telephony
(IDT) speech processors shipped to manufacturers in Europe and Asia, including Japan, represented 97% of DSP Group's total revenues in 1999, 95% in 1998 and 92% in 1997. All export sales are denominated in U.S. dollars.

SIGNIFICANT CUSTOMERS

Revenues from one of our distributors, Tomen Electronics, accounted for 47% of our total revenues in 1999 as compared to 45% in 1998, and 33% in 1997. The loss of one or more of our major distributors or customers could harm our business, financial condition and results of operations.

GROSS PROFIT

Gross profit as a percentage of total revenues increased to 57% in 1999, from 54% in 1998 and from 48% in 1997. The increase in gross profit in both 1999 and in 1998 compared to 1998 and 1997 was primarily due to the increase in our licensing revenues, which have a higher gross profit than product sales.

         Product gross profit as a percentage of product sales slightly increased to 42% in 1999, from 41% in 1998 and from 39% in 1997. This ongoing increase was primarily due to the decrease in our costs of manufacturing. Our manufacturing costs have decreased due to improvements in manufacturing technology and the decreased manufacturing prices obtained from the foundries. Importantly, this increase in gross profit was achieved even though we continue to experience competitive, downward pricing pressure for our IDT products.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased significantly to $15.4 million in 1999, from $10.2 million in 1998 and from $8.4 million in 1997. The significant increase in research and development expenses in 1999 as compared to those in 1998 primarily resulted from the following actions related to our RF cordless telephone applications: support for our new product line introduction of the D16K series; the acquisition of products, technology and RF laboratory equipment; and an increase in our engineering headcount by approximately 20%. The increase in research and development expenses in 1998 as compared to those in 1997 was attributable mainly to an increase in the external services provided to our research and development team, additional mask tapeouts for our new enhanced line of products, and an increase in our research and development personnel.

         Research and development expenses as a percentage of total revenues increased to 20% in 1999 from 16% in 1998 and from 14% in 1997.

SALES AND MARKETING EXPENSES

Our sales and marketing expenses increased to $9.3 million in 1999, from $5.2 million in 1998 and from $4.9 million in 1997. The significant increase in 1999 compared to 1998 was due to our marketing and sales efforts of introducing our new line of IDT products, the D16K series, and our new RF wireless products, as well as an increase in our sales commissions, due to the increase in our revenues. The increase in expenses in 1998 as compared to those in 1997 was due to an increase in our sales and marketing personnel, which was partially offset by lower sales commissions and lower consulting costs.

         Sales and marketing expenses as a percentage of total revenues increased in 1999 to 12% from 8% in both 1998 and 1997.

GENERAL AND ADMINISTRATIVE EXPENSES

Our general and administrative expenses increased to $5.5 million in 1999 from $4.6 million in 1998 and from $4.5 million in 1997. General and administrative expenses increased in 1999 from 1998, mainly due to an increase in our rented property and associated facility expenses as a result of the increase in our total headcount. Additionally, we experienced an increase in costs in connection with an increase in our general legal and accounting services. However, we are closely monitoring all expenses and believe that this contributed to our general and administrative expenses as a percentage of total revenues remaining at 7% in the years 1999, 1998 and 1997.

INTEREST AND OTHER INCOME

Interest and other income increased significantly to $6.0 million in 1999 from $3.8 million in 1998 and from $2.9 million in 1997. The increase in interest income in 1999 as compared with 1998 and 1997, is a result of higher levels of cash equivalents and marketable securities in 1999, mainly due to the issuance and sale of shares of our common stock to an investor in February 1999, the sale of a portion of our equity investment in AudioCodes Ltd., as well as higher yields of financial investments.

         Equity in income (loss) of equity method investees was $2,475,000 in 1999, $125,000 in 1998 and ($706,000) in 1997. In 1997 equity in losses of Aptel
Ltd. were included in our results of operations. In December 1997, Aptel's shareholders, including DSP Group, exchanged their shares in Aptel for shares of common stock of Nexus Telecommunications Systems Ltd., an Israeli company whose shares are registered and traded on the Nasdaq SmallCap Market. DSP Group's results of operations in 1998 do not include any equity gains (losses) pertaining to Aptel or Nexus.

         The equity loss in 1997 was due to our higher equity share in both Aptel and AudioCodes Ltd., an Israeli corporation. See Note 1 of the Notes to Consolidated Financial Statements for more information. Equity in income (loss) of equity method investees also included amortization of the excess of the purchase price over the net assets acquired for an equity investment in AudioCodes, Ltd. made in the second quarter of 1994. As of May 1999, we amortized all of the remaining excess over purchase price over the net assets acquired.

GAIN ON SALE OF MARKETABLE EQUITY SECURITY

In April 1998, DSP Group sold all of its Nexus shares in a private transaction and realized a pre-tax one time gain on marketable equity securities of approximately $1.1 million, which is included under "Other income (expense)" in our consolidated statements of income for 1998.

CAPITAL GAIN

In May 1999, we exercised our option to purchase approximately 3.5% of the outstanding stock of AudioCodes for approximately $1.1 million. In the same month, AudioCodes Ltd. completed its initial public offering (IPO) and is now listed on the Nasdaq SmallCap Market under the symbol AUDC. In its IPO, AudioCodes issued 3.5 million shares at a price of $14.00 per share. As a result we recorded in "Other income (expense)" in our consolidated statements of income for 1999 a one-time capital gain in the amount of $11.8 million. This amount was comprised of $9.4 million, from the sale of our shares sold in the IPO and $2.5 million from the sale of approximately 247,000 of our AudioCodes shares to the underwriters to cover their over-allotment option. The gross proceeds from our sale were approximately $3.2 million. In October 1999, AudioCodes successfully concluded a follow-on public offering of 3.0 million shares at a price of $41.00 per share. In the follow-on, AudioCodes issued and sold 1.5 million shares and an additional 1.95 million shares were sold by shareholders, of which approximately 1,069,000 shares were sold by us in two separate transactions. Our proceeds from these transactions were approximately $42.8 million, and we recorded an additional capital gain in the amount of $47.1 million. This amount was comprised of $10.8 million, which resulted from the public offering and $36.3 million from the sale of approximately 1,069,000 AudioCodes shares. As of December 31, 1999, we held approximately 2.9 million AudioCodes shares, which represented about 15% of its outstanding shares. In January 2000, we sold an additional 600,000 shares of AudioCodes for approximately $43.8 million, recording in the first quarter of 2000, an additional capital gain in the amount of $40.0 million. After this sale, we hold approximately 2.3 million AudioCodes shares, which represent approximately 12% of its outstanding shares.

PROVISION FOR INCOME TAXES

The effective tax rate was 22% (excluding tax on capital gain) for the year ended December 31, 1999, 25% for the year ended December 31, 1998 and 20% for the year ended December 31, 1997. The tax rate for 1999 is lower compared to 1998 due mainly to our utilization of foreign tax holiday benefits. The tax rate for 1998 is higher than 1997 due to previously unbenefited operating losses and tax credit carry-forwards utilized in 1997, which were no longer available in 1998, offset by increased foreign tax holiday benefits in 1998.

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

LIQUIDITY AND CAPITAL RESOURCES

         During 1999, DSP Group generated $18.3 million of cash and cash equivalents from its operating activities as compared to $15.1 million during 1998 and $18.6 million in 1997. The increase in 1999 of cash and cash equivalents as compared with that in 1998 occurred primarily because of our significant increase in net income. The increase in cash and cash equivalents was attributable primarily to the non-cash effects of the increase in deferred income tax and the cash used by the increase in accounts payable. However, the increase was mainly offset by the increase in capital gain and partially offset by the increase in our inventories and an increase in accounts receivable. The decrease in cash and cash equivalents in 1998 compared to 1997 was attributable primarily to the non-cash effects of recognizing deferred revenue and the cash used by the increase in accounts receivables and decrease in accounts payables, which in turn was partially offset by the decrease in our inventories and in our deferred income tax.

         We invest excess cash in short-term cash deposits and marketable securities of varying maturity, depending on our projected cash needs for operations, capital expenditures and other business purposes. In 1999, DSP Group purchased $131.4 million of investments classified as short-term cash deposits and marketable securities, $60.0 million in 1998 and $77.1 million in 1997. In addition, DSP Group sold $48.7 million of investments classified as marketable securities in 1999, $60.6 million in 1998 and $49.3 million in 1997. During 1999, the average maturity for our investments was less than 12 months from the previous average of approximately 18 months in 1998.

         Our capital equipment purchases amounted to $5.2 million in 1999, $2.3 million in 1998 and $2.2 million in 1997 for computer hardware and software used in engineering development, engineering test and lab equipment, leasehold improvements, vehicles, and furniture and fixtures. The acquisitions of capital equipment during 1999 were primarily for new lab equipment associated with the RF technology, and other computer equipment, testing equipment and software for our research and development efforts during the year.

         On February 2, 1999, DSP Group announced that it had entered into a stock purchase agreement with Magnum Technologies, Ltd., an international investment fund, in which DSP Group issued and sold 2,300,000 new shares of DSP Group common stock to Magnum. Based in part on Magnum's representations, the transaction was exempt from the registration requirements of the Securities Act of 1933 according to Section 4(2) of the Securities Act. These shares, representing 19.6% of DSP Group's outstanding common stock at the time of the transaction, were issued for a price of $15 per share, or an aggregate of $34.5 million in total net proceeds to DSP Group. As part of the agreement, Magnum may acquire additional shares of DSP Group in the open market, but may not bring its total holdings to more than 35% of DSP Group's outstanding shares of common stock. Furthermore, Magnum agreed to restrict its sales of the DSP Group shares it purchased for an eighteen-month period from the date of the transaction under Rule 144(e)(i) of the Securities Act of 1933, unless it received the prior written approval of DSP Group. Additionally, DSP Group invited Magnum to appoint two new directors to the Board of Directors, which currently brings the total number of members of the Board of Directors to six. In February 2000, Magnum exercised their option to sell our common stock, and sold 929,000 shares of its holdings. After the sale, Magnum holds approximately 2.0 million DSP Group shares representing approximately 15.5% of our outstanding shares of common stock.

         In March 1999, our Board of Directors authorized a new plan to repurchase up to an additional 1,000,000 shares of our common stock from time to time on the open market or in privately negotiated transactions, increasing the total shares authorized to be repurchased to 2,000,000 shares. Accordingly, in 1999 we repurchased 200,000 shares of our common stock at an average purchase price of $13.55 per share, for an aggregate purchase price of approximately $2.7 million. In 1998, we repurchased 814,000 shares of our common stock at an average purchase price of $17.53 per share for an aggregate purchase price of approximately $14.3 million. In 1999, we issued 908,000 shares of our common stock to employees who have exercised their stock options and in 1998 we issued 106,000 shares.

         In 1997, DSP Group invested $176,000 in convertible debentures of Aptel. Subsequently, in December 1997, Aptel's shareholders, including DSP Group, exchanged their shares in Aptel for shares in Nexus. In April 1998, DSP Group sold all of its

Nexus shares in a private transaction for approximately $1.3 million and realized a pre-tax one time gain on marketable equity securities of approximately $1.1 million, which is included under "Other income (expense)" in our consolidated statements of income for the 1998.

         Cash received upon the exercise of employee stock options and through purchases pursuant to DSP Group's employee stock purchase plan in 1999 totaled $20.4 million as compared with $1.2 million in 1998 and $6.6 million in 1997. In addition, repayment of stockholders' notes receivable provided cash of $434,000 in 1996.

         At December 31, 1999, DSP Group's principal source of liquidity consisted of cash and cash equivalent deposits totaling $20.8 million and marketable securities and short-term cash deposits of $140.6 million. DSP Group's working capital at December 31, 1998 was $163.7 million, an increase from the working capital of $68.7 million at December 31, 1998.

         We believe that our current cash, cash equivalent, cash deposits and marketable securities will be sufficient to meet our cash requirements through at least the next 12 months. As part of DSP Group's business strategy, we occasionally evaluate potential acquisitions of businesses, products and technologies. Accordingly, a portion of our available cash may be used for the acquisition of complementary products or businesses. These potential transactions may require substantial capital resources, which may require us to seek additional debt or equity financing. However, we cannot provide assurance that we will consummate any of these transactions.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. It is DSP Group's policy not to enter into derivative financial instruments. DSP Group does not currently have any significant foreign currency exposure since it does not transact business in foreign currencies. Due to this, DSP Group did not have significant overall currency exposure at December 31, 1999.

FOREIGN CURRENCY RATE RISK

As nearly all of DSP Group's sales and expenses are denominated in U.S. Dollars, DSP Group has experienced only insignificant foreign exchange gains and losses to date, and does not expect to incur significant gains and losses in the next 12 months. DSP Group did not engage in foreign currency hedging activities during 1999 and 1998.

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

YEAR 2000 COMPLIANCE

DSP Group was aware of the issues associated with the programming code in existing computer systems as the Year 2000 approached. The "Year 2000" problem is concerned with whether computer systems will properly recognize date sensitive information when the year changed to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Year 2000 problem is pervasive and complex as the computer operation of virtually every company could have been affected in some way.

         Beginning in 1997, and continuing in 1998 and 1999, DSP Group utilized both internal and external resources to identify, correct or reprogram and test DSP Group's systems for Year 2000 readiness. All reprogramming efforts, including testing, was completed by December 31, 1999. Our efforts included the evaluation of both information technology ("IT") and non-IT systems. Non-IT systems include systems or hardware containing embedded technology such as microcontrollers. The costs incurred by DSP Group with respect to this project were not material.

         Throughout 1998 and 1999, we took steps to ensure that our products and services would continue to operate on and after January 1, 2000. We believe that DSP Group's products being shipped today were Year 2000 ready and we have not received any notification to the contrary from customers. In addition, we received confirmations from DSP Group's primary processing vendors that plans had been developed to address the processing of transactions in the Year 2000. We also communicated with suppliers and other third parties that DSP Group does business with to coordinate Year 2000 readiness. We have not experienced any supply problems because of the year 2000 noncompliance problems with any of our vendors or suppliers.

         Based upon the steps we have taken to address this issue and the progress to date, we believe that Year 2000 readiness expenses will not have a material adverse effect on DSP Group's earnings. As a result of the year 2000 changeover, we know of no trend or event that could harm our business, financial condition and results of operations. However, we will continue to monitor our vendors manufacturing processors and the transactional based software for potential embedded year 2000 problems.

SUBSEQUENT EVENTS

SALE OF COMMON STOCK

In February 2000, Magnum exercised its option to sell our common stock and sold 929,000 shares of its holdings. After the sale, Magnum holds approximately 2.0 million DSP Group shares representing approximately 15.5% of our outstanding shares of common stock.

         In January 2000, we sold an additional 600,000 shares of AudioCodes for approximately $43.8 million, recorded in the first quarter of 2000, for an additional capital gain in the amount of $40.0 million. After this sale we hold approximately 2.3 million AudioCodes shares, which represent approximately 12% of its outstanding shares.

STOCK SPLIT

On January 24, 2000, our Board of Directors declared a two-for-one stock split of our common stock that was effected in the form of a 100% stock dividend. The dividend was paid on March 1, 2000 to stockholders of record on February 16, 2000.

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

-      fluctuations in the level of sales by original equipment manufacturers
       (OEMs) and other vendors of products incorporating our products; and

- general economic conditions, including the changing economic conditions in Asia.

         Each of the above factors is difficult to forecast and thus could harm our business, financial condition and results of operations. Through 2000, we expect that revenues from our DSP core designs and TrueSpeech algorithms will be derived primarily from license fees rather than per unit royalties. The uncertain timing of these license fees has caused, and may continue to cause, quarterly fluctuations in our operating results. Our per unit royalties from licenses are dependent upon the success of our OEM licensees in introducing products utilizing our technology and the success of those OEM products in the marketplace. Per unit royalties from TrueSpeech licensees have not been significant to date.

OUR AVERAGE SELLING PRICES CONTINUE TO DECLINE

We have experienced a decrease in the average selling prices of our IDT processors, but have to date been able to offset this decrease on an annual basis through manufacturing cost reductions and the introduction of new products with higher performance. However, we cannot guarantee that our on-going efforts will be successful or that they will keep pace with the anticipated, continuing decline in average selling prices.

WE DEPEND ON THE IDT MARKET WHICH IS HIGHLY COMPETITIVE

Sales of IDT products comprise a substantial portion of our product sales. Any adverse change in the digital IDT market or in our ability to compete and maintain our position in that market would harm our business, financial condition and results of operations. The IDT market and the markets for our products in general are extremely competitive and we expect that competition will only increase. Our existing and potential competitors in each of our markets include large and emerging domestic and foreign companies, many of which have significantly greater financial, technical, manufacturing, marketing, sale and distribution resources and management expertise than we do. It is possible that we may one day be unable to respond to increased price competition for IDT processors or other products through the introduction of new products or reductions of manufacturing costs. This inability would have a material adverse effect on our business, financial condition and results of operations. Likewise, any significant delays by us in developing, manufacturing or shipping new or enhanced products also would have a material adverse effect on our business, financial condition and results of operations.

         The 900 Mhz Digital Spread Spectrum RF and Base Band technology acquired in 1999 from AMD gave us a "cheap entry ticket" to this market. This technology is not state of the art and the company has noticed a trend of decreasing sales for the product models which are based on this technology. The company may not succeed in its development of new RF and Base Band models and those which are going to be developed may not be accepted by the market.

         Despite the recent success of development and sales of our DSP Cores, the market needs extensive R&D efforts in new technologies not currently owned by the company, and we may not succeed in developing such technologies in due time, which could effect our competitive position.

WE DEPEND ON INDEPENDENT FOUNDRIES TO MANUFACTURE OUR INTEGRATED CIRCUIT
PRODUCTS

All of our integrated circuit products are manufactured by independent foundries. While these foundries have been able to adequately meet the demands of our increasing business, we are and will continue to be dependent upon these foundries to achieve acceptable manufacturing yields, quality levels and costs, and to allocate to us a sufficient portion of foundry capacity to meet our needs in a timely manner. To meet our increased wafer requirements, we have added additional independent foundries to manufacture our processors. Our revenues could be harmed should any of these foundries fail to meet our request for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability. For example, foundries in Taiwan produce a significant portion of our wafer supply. As a result, earthquakes, aftershocks or other natural disasters in Asia, could preclude us from obtaining an adequate supply of wafers to fill customer orders and could harm our business, financial condition, and results of operations.

WE DEPEND ON INTERNATIONAL OPERATIONS, PARTICULARLY IN ISRAEL

We are dependent on sales to customers outside the United States. We expect that international sales will continue to account for a significant portion of our net product and license sales for the foreseeable future. As a result, the occurrence of any negative international political, economic or geographic events could result in significant revenue shortfalls. These shortfalls could cause our business, financial condition and results of operations to be harmed. Some of the risks of doing business internationally include:

- unexpected changes in regulatory requirements;

- fluctuations in the exchange rate for the U.S. dollar;

- imposition of tariffs and other barriers and restrictions;

- burdens of complying with a variety of foreign laws;

- political and economic instability; and

- changes in diplomatic and trade relationships.

In particular, our principal research and development facilities are located in the State of Israel and, as a result, at December 31, 1999, 121 of our 161 employees were located in Israel, including 81 out of 93 of our research and development personnel. In addition, although DSP Group is incorporated in Delaware, a majority of our directors and executive officers are residents of Israel. Therefore, we are directly affected by the political, economic and military conditions to which Israel is subject. Moreover, many of our expenses in Israel are paid in Israeli currency which subjects us to the risks of foreign currency fluctuations and to economic pressures resulting from Israel's generally rate of inflation. The rate of inflation in Israel was 1.3% in 1999 and 8.6% in 1998. While substantially all of our sales and expenses are denominated in United States dollars, a portion of our expenses are denominated in Israeli shekels. Our primary expenses paid in Israeli currency are employee salaries and lease payments on our Israeli facilities. As a result, an increase in the value of Israeli currency in comparison to the United States dollar could increase the cost of technology development, research and development expenses and general and administrative expenses. We cannot provide assurance that currency fluctuations, changes in the rate of inflation in Israel or any of the other factors mentioned above will not have a material adverse effect on our business, financial condition and results of operations.

WE DEPEND ON OEMS AND THEIR SUPPLIERS TO OBTAIN REQUIRED COMPLEMENTARY
COMPONENTS

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

WE DEPEND UPON THE ADOPTION OF INDUSTRY STANDARDS BASED ON TRUESPEECH

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

THERE ARE RISKS ASSOCIATED WITH OUR ACQUISITION STRATEGY

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

PROTECTION OF OUR INTELLECTUAL PROPERTY IS LIMITED; RISKS OF INFRINGEMENT OF RIGHTS OF OTHERS

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

If it appears necessary or desirable, we may try to obtain licenses for those patents or intellectual property rights that we are allegedly infringing. Although holders of these types of intellectual property rights commonly offer these licenses, we cannot assure you that licenses will be offered or that terms of any offered licenses will be acceptable to us. Our failure to obtain a license for key intellectual property rights from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacturing of products utilizing the technology. We believe that the ultimate resolution of these matters will not harm our financial position, results of operations, or cash flows.

OUR STOCK PRICE MAY BE VOLATILE

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

Report of Independent Auditors

To The Stockholders of
DSP Group, Inc.

We have audited the accompanying consolidated balance sheets of DSP Group, Inc. and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DSP Group, Inc. and its subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States.

/s/ KOST FORER & GABBY

KOST FORER & GABBAY
A member of Ernst & Young International
Tel Aviv, Israel
January 23, 2000,
Except for Note 9, as to which the date is March 1, 2000


                                                      Consolidated Statements of Income



                                                                             YEARS ENDED DECEMBER 31,
                                                                         1999             1998              1997
                                                               ------------------------------------------------------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

REVENUES:
   Product sales                                                        $57,397           $49,252          $51,238
   Licensing, royalties and other                                        19,036            14,598           10,721
                                                               ------------------------------------------------------
TOTAL REVENUES                                                           76,433            63,850           61,959

COSTS OF REVENUES:
   Product sales                                                         33,051            29,002           31,143
   Licensing, royalties and other                                           155               426            1,169
                                                               ------------------------------------------------------
TOTAL COST OF REVENUES                                                   33,206            29,428           32,312
                                                               ------------------------------------------------------
GROSS PROFIT                                                             43,227            34,422           29,647

OPERATING EXPENSES:
   Research and development                                              15,404            10,181            8,420
   Sales and marketing                                                    9,309             5,222            4,934
   General and administrative                                             5,511             4,632            4,505
                                                               ------------------------------------------------------
TOTAL OPERATING EXPENSES                                                 30,224            20,035           17,859
                                                               ------------------------------------------------------
OPERATING INCOME                                                         13,003            14,387           11,788

Other income (expense):
   Interest and other income                                              6,048             3,810            2,936
   Interest expense and other                                              (232)             (189)            (226)
   Gain on sale of available-for-sale marketable securities                   -             1,086                -
  Equity in income (loss) of affiliates                                   2,475               125             (706)
Capital gains from realization of investments                            58,931                 -                -
                                                               ------------------------------------------------------
INCOME BEFORE PROVISION FOR INCOME TAXES                                 80,225            19,219           13,792

Provision for income taxes                                              (25,646)           (4,804)          (2,758)
                                                               ------------------------------------------------------
NET INCOME                                                               54,579           $14,415          $11,034
                                                               ======================================================
NET EARNINGS PER SHARE:
  Basic                                                                 $  4.65          $   1.48          $  1.13
  Diluted                                                               $  4.29          $   1.44          $  1.08



         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED
                              FINANCIAL STATEMENTS.



                                                            Consolidated Balance Sheets



                                                                                     DECEMBER 31,
                                                                                1999              1998
                                                                      -------------------------------------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE
                                                                                    AMOUNTS)

ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                   $20,778            $9,038
   Marketable securities and cash deposits                                     140,593            57,951
   Trade receivable, less allowance for returns and doubtful accounts
    of $663 in 1999 and $304 in 1998                                            10,435             5,721
   Deferred income taxes                                                         1,707             1,374
   Other accounts receivable and prepaid expenses                                1,362             1,608
   Inventories                                                                   3,283             2,182
                                                                      -------------------------------------
TOTAL CURRENT ASSETS                                                           178,158            77,874

Property and equipment, net                                                      6,948             4,236
                                                                      -------------------------------------


Other investments, net of accumulated amortization                              18,433             1,834
Other assets, net of accumulated amortization                                    1,250               135
Severance pay fund                                                               1,390               864
Deferred income taxes                                                               --               848
                                                                      -------------------------------------
TOTAL ASSETS                                                                  $206,179           $85,791
                                                                      =====================================


          THE ACCOMPANYING NOTES ARE INTEGRAL PART OF THE CONSOLIDATED
                              FINANCIAL STATEMENTS.


                                                                                  DECEMBER 31,
                                                                             1999              1998
                                                                      ----------------------------------
                                                                                 (IN THOUSANDS)

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Trade payable                                                                $6,079            $2,360
   Accrued compensation and benefits                                             4,207             2,555
   Income taxes payable                                                          1,054             1,909
   Accrued royalties                                                               803               647
   Deferred revenue                                                                 90                36
   Accrued expenses and other accounts payable                                   2,178             1,694
                                                                      ----------------------------------
TOTAL CURRENT LIABILITIES                                                       14,411             9,201

LONG TERM LIABILITIES:
  Accrued severance pay                                                          1,431               895
  Deferred income taxes                                                          6,380                 -

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Preferred stock, $0.001 par value:
      Authorized shares -- 5,000
      Issued and outstanding shares -- none                                         -                 -
   Common stock, $0.001 par value:
     Authorized shares -- 50,000
     Issued and outstanding shares -- 12,671 in 1999
        and 9,406 in 1998                                                           12                 9
   Additional paid-in capital                                                  119,163            75,610
   Retained earnings                                                            64,782            12,129
   Less cost of treasury stock                                                      --           (12,053)
                                                                      -------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                     183,957            75,695
                                                                      -------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                   $ 206,179          $ 85,791
                                                                      =====================================

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED
                              FINANCIAL STATEMENTS.


                                                Statements of Stockholders' Equity



THREE YEARS ENDED                 COMMON    STOCK   ADDITIONAL   TREASURY STOCK     RETAINED         ACCUMULATED     TOTAL
DECEMBER 31, 1999                 SHARES   AMOUNT   PAID-IN        AT COST          EARNINGS           OTHER      STOCKHOLDERS'
                                                    CAPITAL                       (ACCUMULATED      COMPREHENSIVE    EQUITY
                                                                                    DEFICIT)           INCOME
                                                     ( IN
                               -----------------------------------------------------------------------------------------------


BALANCE AT JANUARY 1, 1997         9,540      10      66,781           --           (12,342)              --            54,449
  Net income                          --      --          --           --            11,034               --            11,034
Other comprehensive income
  unrealized gain on
  marketable security                 --      --          --           --                --            1,050             1,050
                               -----------------------------------------------------------------------------------------------
Total comprehensive income            --      --          --           --                --               --            12,084
  Exercise of Common Stock
   options by employees              526      --       6,382           --                --               --             6,382
  Sale of Common Stock under
   employee stock purchase plan       28      --         218           --                --               --               218
  Income tax benefit from
   stock options exercised            --      --       1,037           --                --               --             1,037
                                  --------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997      10,094      10      74,418           --            (1,308)              --            74,170
  Net income                          --      --          --           --            14,415               --            14,415
Other comprehensive income
  unrealized gain on
  marketable security                 --      --          --           --                --           (1,050)           (1,050)
Total comprehensive income            --      --          --           --                --               --            13,365
Purchase of Treasury Stock          (814)     (1)         --      (14,273)               --               --           (14,274)
Exercise of Common Stock
   options by employees               94      --          --        1,821              (908)              --               913
  Sale of Common Stock under
   employee stock purchase plan       32      --          --          399               (70)              --               329
  Income tax benefit from
   stock options exercised            --      --       1,192           --                --               --             1,192
                                  --------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998       9,406    $  9   $  75,610    $ (12,053)        $  12,129              $--         $  75,695


                                            STATEMENTS OF STOCKHOLDERS' EQUITY

Net income                            --      --          --           --            54,579                             54,579
Total comprehensive income            --      --          --           --                                               54,579
Purchase of Treasury Stock          (200)     --          --       (2,710)               --               --            (2,710)
Issue of Common Stock to                                                                 --               --            34,369
   investor                        2,300       2      34,367           --
Exercise of Common Stock                                                                 --                              5,640
   options by employees              256      --       5,640           --                                 --
  Issue of Treasury Stock upon                                                       (1,813)                            14,408
   exercise of stock options         879       1       1,948       14,272
Issue of Treasury Stock upon                                                           (113)                               385
   purchase of ESPP shares            30      --           7          491                                 --
  Income tax benefit from
   stock options exercised            --      --       1,591           --                --               --             1,591
                                 -----------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999      12,671    $ 12   $ 119,163          $--         $  64,782              $--         $ 183,957


         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED
                              FINANCIAL STATEMENTS.


                                     Consolidated Statements of Cash Flows



                                                                              YEARS ENDED DECEMBER 31,
                                                                      1999              1998                1997
                                                                  --------------------------------------------------
OPERATING ACTIVITIES                                                              (IN THOUSANDS)

Net income                                                           $54,579           $14,415             $11,034
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation                                                      2,455             1,572               1,797
     Amortization of software development costs                            -                 -                 322
     Increase (decrease) in deferred revenue                              54            (2,324)              2,360
     Increase  (decrease) in deferred income tax, net                   8487             2,470              (1,459)
     Gain on sale of marketable equity security                            -            (1,086)                  -
     Capital gain from realization of investments                    (43,328)                -                   -
     Acquired assets and workforce                                    (2,000)                -                   -
     Amortization of acquired assets                                     885                 -                   -
     Equity in (income) loss of affiliates                            (2,475)             (125)                706

     Changes in operating assets and liabilities:
       Decrease (increase) in trade receivable                        (4,714)           (2,127)              1,267
       Decrease (increase) in inventories                             (1,101)            1,934              (1,159)
       Decrease (increase) in other current assets                       246              (167)                (84)
       Decrease (increase) in other assets                                 -                15                 (84)
       Increase (decrease) in accounts payable                         3,719              (959)              1,891
       Increase in accrued compensation and benefits                   1,652               384                 432
       Increase in severance pay - net                                    10                31                   -
       Increase (decrease) in income taxes payable                      (855)              218                 783
       Increase (decrease) in accrued royalties                          156               476                  (5)
       Increase (decrease) in accrued expenses and other                 484               408                 779
         accounts payable
                                                                  --------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                            $18,254           $15,135             $18,580

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED
                              FINANCIAL STATEMENTS.


                                           Consolidated Statements of Cash Flows





                                                                               YEARS ENDED DECEMBER 31,
                                                                      1999              1998               1997
                                                                  --------------------------------------------------
                                                                                    (IN THOUSANDS)

INVESTING ACTIVITIES
Purchase of marketable securities and cash deposits                  $(131,357)          $(59,980)         $(77,135)
Sale and maturity of marketable securities and cash deposits            48,715             60,648            49,278
Purchases of property and equipment                                     (5,167)            (2,320)           (2,160)
Proceeds from sale of equipment                                              -                  -              166
Realization of investment in an investee                                30,445              1,262                -
Investment in an investee                                               (1,241)                 -             (176)
                                                                  --------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                  (58,605)              (390)         (30,027)
                                                                  --------------------------------------------------

FINANCING ACTIVITIES
Issuance of Common Stock for cash upon exercise
   of options, warrants, and employee stock
   purchase plan                                                        20,432              1,240            6,600
Issuance of Common Stock to investor                                    34,369                  -                -
Purchase of treasury stock                                              (2,710)           (14,273)               -
                                                                  --------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                     52,091            (13,033)            6,600
                                                                  --------------------------------------------------

Increase (decrease) in cash and cash equivalents                        11,740              1,713            (4,847)
Cash and cash equivalents at beginning of year                           9,038              7,325            12,172
                                                                  --------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                               $20,778             $9,038            $7,325
                                                                  ==================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
   Income taxes                                                        $17,300             $1,530            $3,148


         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1:  GENERAL

DSP Group, Inc. (the "Company") is involved in the development and marketing of digital signal processing cores used in a wide range of applications for industries such as wireless communications, telephony and personal computing. By combining its DSP core technology with its advanced speech processing algorithms, DSP Group also delivers a wide range of enabling application-specific Integrated Circuits (ICs), such as ICs for fully featured Integrated Digital Telephony (IDT), for 900 MHz Spread Spectrum wireless telephony products and for IP telephony applications. The Company has five wholly owned subsidiaries: DSP Group Ltd. ("DSP Group Israel"), an Israeli corporation primarily engaged in research, development, marketing, sales, technical support and certain general and administrative functions; RF Integrated Systems Inc. ("RF US"), a USA corporation primarily engaged in research and development of RF technology for wireless products; Nihon DSP K.K. ("DSP Japan"), a Japanese corporation primarily engaged in marketing and technical support activities; DSP Group Europe SARL, a French corporation primarily engaged in marketing and technical support activities; and Voicecom Ltd. ("Voicecom"), an Israeli corporation primarily engaged in research and development for 900 MHz Spread Spectrum wireless telephony products.

Revenues derived from the Company's largest reseller Tomen Electronics represented 47%, 45% and 33% of the Company's revenues for 1999, 1998 and 1997, respectively.

2: SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

REVENUE RECOGNITION

PRODUCT SALES

Product sales of integrated digital telephony ("IDT") processors for communications applications, telephony and other products are recognized upon shipment. The Company has no ongoing commitments after shipment other than for warranty and sales returns/exchanges by distributors. The Company accrues estimated sales returns/exchanges upon recognition of sales. The Company has not experienced significant warranty claims to date, and accordingly, the Company provides for the costs of warranty when specific problems are identified.

LICENSING AND ROYALTY REVENUES

Revenues from software license agreements are recognized upon delivery of the software in accordance with Statement of Position 97-2 (SOP 97-2) "Software Revenue Recognition", (as amended by SOP 98-4), when: (1) collection is probable; (2) all license payments are due within one year; (3) the license fee is otherwise fixed and determinable; (4) vendor specific evidence exists to allocate the total fee to the undelivered elements of the arrangements; and (5) persuasive evidence of an arrangement exists. Revenues from maintenance contracts are recognized ratably over the term of the agreement. Costs related to insignificant obligations, primarily telephone support, are accrued upon shipment and are included in cost of revenues. Certain royalty agreements provide for per unit royalties to be paid to the Company based on shipments by customers of units containing the Company's products. Revenue under such agreements is recognized at the time of shipment by the customer as they report to the Company.

In December 1998, the AICPA issued Statement of Position 98-9 ("SOP 98-9"), "Modification of SOP 97-2, Software Revenue Recognition, With respect to Certain Transactions". SOP 98-9 amends SOP 98-4 to extend the deferral to the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999.

FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosure About Fair Value of Financial Instruments", requires disclosures about the fair value of financial instruments. The carrying values of cash and cash equivalents, marketable securities, trade receivables and trade payables approximate fair values due to the short-term maturities of these instruments.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the group, have been eliminated in consolidation.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives, at the following annual rates:


                                                                %
-------------------------------------------------------------------------------
Computers and peripheral equipment                             33
-------------------------------------------------------------------------------
Office furniture and equipment                                7-10
-------------------------------------------------------------------------------
Motor vehicles                                                 15
-------------------------------------------------------------------------------
Leasehold improvements                            (over the terms of the lease)
-------------------------------------------------------------------------------


INVENTORIES

Inventories are stated at the lower of cost or market value. Cost is determined using the average cost method. The Company periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on these evaluations, provisions are made in each period to write inventory down to its net realizable value. Inventories are composed of the following


(IN THOUSANDS)                                                 DECEMBER 31,
                                                            1999         1998
                                                        ---------------------

Work-in-process                                           $  169       $   --
Finished goods                                             3,114        2,182
                                                        ---------------------
                                                          $3,283       $2,182
                                                        =====================

OTHER INVESTMENTS
Other investments are comprised of (in thousands):

                                                               DECEMBER 31,
                                                            1999         1998
                                                        ---------------------

Equity method investments:
  Investment in AudioCodes Ltd., net of accumulated
    amortization of $1,142 in 1999 and $891 in 1998       $ 18,335    $ 1,834

 Cost method investments:
  Other investments                                             98         --
                                                        ---------------------
                                                          $ 18,433    $ 1,834
                                                        =====================


AUDIOCODES, LTD.

AudioCodes, Ltd. ("AudioCodes") is an Israeli corporation primarily engaged in design, research, development, manufacturing and marketing hardware and software products that enable simultaneous transmission of voice and data over networks including Internet, ATM and Frame Relay. The Company acquired an approximate 35% ownership in AudioCodes in two separate transactions in 1993 and 1994. In July 1997, AudioCodes completed a private placement of additional equity securities without the participation of the Company and, as a result, the Company's equity ownership interest in AudioCodes was diluted from 35% to approximately 29%. The Company also has an option under certain conditions to purchase up to an additional 5% of the outstanding stock of AudioCodes.

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

In May 1999, the Company exercised its option to purchase approximately 3.5% of the outstanding stock of AudioCodes for approximately $1.1 million. In the same month AudioCodes completed its initial public offering (IPO) and is now listed on the Nasdaq SmallCap Market under the symbol AUDC. In its IPO, AudioCodes issued 3.5 million shares at a price of $14.00 per share. As a result, the Company recorded in "Other income (expense)" in its consolidated statements of income for 1999 a one-time capital gain in the amount of $11.8 million. This amount was comprised of $9.4 million, which was sold in the IPO and $2.5 million from the sale of approximately 248,000 AudioCodes shares to the underwriters, to cover their over-allotment option. The gross proceeds to the Company from this sale were approximately $3.2 million. In October 1999, AudioCodes successfully concluded a follow-on public offering of 3.0 million shares at a price of $41.00 per share. In the follow-on, AudioCodes issued and sold 1.5 million shares and an additional 1.95 million shares were sold by shareholders, of which approximately 1,069,000 shares were sold by the Company in two separate transactions. The gross proceeds to the Company from these transactions were approximately $42.8 million, and were recorded as additional capital gain in the amount of $47.1 million. This amount was comprised of $10.8 million, which resulted in the public offering and $36.3 million from the sale of approximately 1,069,000 AudioCodes shares. As of December 31, 1999, the Company held approximately 2.9 million of AudioCodes shares which represents about 15% of the outstanding shares of AudioCodes.

In January 2000, the Company sold an additional 600,000 shares of AudioCodes for approximately $43.8 million and recorded in the first quarter of 2000, an additional capital gain in the amount of $40.0 million. After this sale, the Company holds approximately 2.3 million of AudioCodes shares, which represents approximately 12% of the outstanding shares of AudioCodes.

The Company's equity in the net income (loss) of AudioCodes was $2,475,000 in 1999, $230,000 in 1998, and ($103,000) in 1997. As of December 31, 1999, the
Company amortized all the remaining portion of the excess of purchase price over net assets.

APTEL LTD. AND NEXUS TELECOMMUNICATIONS SYSTEMS LTD.

In July 1996, the Company invested in Aptel Ltd. ("Aptel"), which is located in Israel. The Company accounted for its investment in Aptel using the equity method. The Company's equity in the net losses of Aptel, including amortization of related intangibles, was $408,000 in 1997. As of June 30, 1997, the Company had fully written-off its investment in Aptel.

In December 1997, Aptel's shareholders, including the Company exchanged their shares in Aptel for ordinary shares of Nexus Telecommunications Systems Ltd. ("Nexus"). Nexus is an Israeli company whose shares are registered and traded on the Nasdaq SmallCap Market under the symbol NXUSF. In October 1997, the Company invested $176,000 in a convertible debenture in Aptel which was converted into ordinary shares of Aptel prior to the closing of the Nexus transaction. The Company received approximately 297,000 ordinary shares of Nexus in the exchange transaction amounting to approximately 3% ownership interest in Nexus. The Company's basis in the Nexus stock received is $176,000 and the Company accounted for the investment using the cost method. At December 31, 1997, the Company's investment in Nexus was presented in the Company's consolidated balance sheet at the market value of $1,226,000, with the unrealized gain of $1,050,000 recorded as other comprehensive income, as a separate component of stockholder's equity. In April 1998, the Company sold all of its Nexus shares in a private transaction for approximately $1.3 million and realized a pre-tax gain on marketable equity securities of approximately $1.1 million, which is included under "Other income (expense)" in the Company's consolidated statements of income for 1998.

CAPITALIZED ASSETS AND WORKFORCE

In the beginning of 1999, the Company acquired two integrated groups of engineers, one located in Israel and the other in the United States. These twenty-five engineers specialize in the design of integrated circuits for wireless communications. In addition, the Company acquired technology and products, including associated intellectual property, related to 900 Megahertz narrow-band cordless telephones and 900 Megahertz spread spectrum cordless telephones.

In connection with the above, the Company capitalized approximately $2.0 million of acquired assets and work force. This amount is amortized over approximately 3 years. As of December 31, 1999, the net balance of these capitalized assets and workforce was approximately $1.1 million.

FOREIGN CURRENCY TRANSLATIONS

The financial statements of certain subsidiaries and other entities reported using the equity method of accounting, whose functional currency is not the U.S. dollar, have been remeasured into U.S. dollars, in accordance with FASB Statement No. 52, "Foreign Currency Translation". Accordingly, monetary accounts are remeasured using the foreign exchange rate at the balance sheet date. Operations accounts and nonmonetary balance sheet accounts are remeasured at the rate in effect at the date of transaction. The effects of foreign currency remeasurement are reported in current operations and have not been significant to date.

NET EARNINGS PER SHARE

Basic net earnings per share is computed based on the weighted average number of shares of common stock outstanding during the period. For the same periods, diluted net earnings per share further includes the effect of dilutive stock options outstanding during the year, all in accordance with the Financial Accounting Standards Board Statement No. 128, "Earnings per Share" ("SFAS 128"). The following table sets forth the computation of basic and diluted net earning per share (in thousands except per share amounts):


                                                                1999               1998              1997
                                                             ----------         ---------          ---------

Numerator:

  Net Income                                                  $ 54,579           $ 14,415           $ 11,034
                                                             ----------
                                                             ----------

Denominator:

Weighted average number of shares of common stock
outstanding during the period used to compute basic
earning per share.......................................        11,734              9,768              9,736

Incremental shares attributable to exercise of
outstanding options (assuming proceeds would be used to
purchase treasury stock)................................           987                248                467
                                                             ----------

Weighted average number of shares of common stock used
to compute diluted earnings per share...................        12,721             10,016             10,203
                                                             ==========

Basic net earnings per share............................         $4.65              $1.48              $1.13
                                                             ==========

Diluted net earnings per share..........................         $4.29              $1.44              $1.08
                                                             ==========


Options outstanding to purchase approximately 91,000, 657,000 and 210,000 shares of common stock for the years ended December 31, 1999, 1998 and 1997, respectively, were not included in the computation of diluted net earning per share, because option exercise prices were greater than the average market price of the common shares and therefore, the effect would be antidilutive.

CONCENTRATION OF CREDIT RISK

SFAS No. 105, "Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk", requires disclosures of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, marketable security and cash deposits, short-term bank deposits and trade receivables.

The Company's cash and cash equivalents are invested in short-term deposits with major U.S. and Israeli banks. Management believes that the financial institutions holding the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments. The majority of the Company's sales of products are to distributors who in turn sell to manufacturers of consumer electronics products. The Company's licensing revenues are primarily from customers that have licensed rights to use the Company's DSP Core microprocessor architectures and speech compression technology. No collateral is required from the Company's customers; however, some of the customers pay using letters of credit. Write-offs for bad debts have not been significant to date.

CONCENTRATION OF OTHER RISKS

All of the Company's integrated circuit products are manufactured by independent foundries. While these foundries have been able to adequately meet the demands of the Company's increasing business, the Company is and will continue to be dependent upon these foundries to achieve acceptable manufacturing yields, quality levels and costs, and to allocate to the Company sufficient portion of foundry capacity to meet the Company's needs in a timely manner. To meet the Company's increased wafer requirements, the Company has added additional independent foundries to manufacture its processors. Revenues could be materially and adversely affected should any of these foundries fail to meet the Company's request for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability. For example, foundries in Taiwan produce a significant portion of our wafer supply. As a result, earthquakes, aftershocks or other natural disasters in Asia, could preclude us from obtaining an adequate supply of wafers to fill customer orders and could harm our business, financial condition, and results of operations. Additionally, certain of the raw materials, components, and subassemblies included in the products manufactured by the Company's OEM customers, which also incorporate the Company's products, are obtained from a limited group of suppliers.
Disruptions, shortages, or termination of certain of these sources of supply could occur.

CASH EQUIVALENTS

The Company considers all highly liquid investments which are readily convertible to cash with an original maturity of three months or less when purchased to be cash equivalents.

MARKETABLE SECURITIES AND CASH DEPOSITS

At December 31, 1999, all marketable securities have been designated as held to maturity under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). The amortized cost of held to maturity securities is adjusted for the amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest and other income. Realized gains and losses and declines in value judged to be other-than-temporary on held to maturity securities are included in interest and other income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as held to maturity are included in interest and other income. Cash deposits originally purchased with a maturity of over three months are considered as short-term investments and are presented as part of the marketable securities.

The following is a summary of held to maturity securities and cash deposits at December 31, 1999 and 1998:


(in thousands)                                         AMORTIZED COST
                                                  1999                1998
                                              -------------------------------

         Obligations of states and
           political subdivisions               $96,312              $25,290
         Corporate obligations                   30,440               33,218
         Cash deposits                           21,961                   --
                                              -------------------------------
                                               $148,713              $58,508

                                              ===============================
         Amounts included in marketable
           securities and cash deposits        $140,593              $57,951
         Amounts included in cash and
           cash equivalents                       8,120                  557
                                              -------------------------------
                                               $148,713              $58,508
                                              ===============================


At December 31, 1999 and 1998, the carrying amount of securities approximated the fair value and the amount of unrealized gain or loss was not significant. Gross realized gains or losses for 1999, 1998, and 1997 were not significant.

The amortized cost of held to maturity debt and securities at December 31, 1999, by contractual maturities, are shown below (IN THOUSANDS):


                                                                 AMORTIZED
                                                                    COST
                                                               -------------

         Due in one year or less                                 $100,656
         Due after one year to two years                           39,937
                                                               -------------
                                                                 $140,593
                                                               =============

SEVERANCE PAY

The Company's subsidiaries, DSP Group Israel and Voicecom, have liability for severance pay pursuant to Israeli law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees. The Company's liability is fully provided by monthly deposits with severance pay funds and insurance policies.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of these policies is recorded as an asset in the Company's balance sheet.

Severance expenses for the years ended December 31, 1999, 1998 and 1997, were approximately $593,000, $367,000 and $135,000, respectively.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company has chosen to continue accounting for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, ("APB-25"), "Accounting for Stock Issued to Employees". Under APB-25, when the exercise price of the employee's options equals or is higher than the market price of the underlying Company stock on the date of grant, no compensation expense is recognized. The pro-forma information with respect to the fair value of the options is provided in accordance with the provisions of statement No. 123 (see Note 4).

In accounting for warrants granted to those other than employees, the provisions of Statement of Financial Accounting Standards Board No. 123, "Accounting for Stock-Based Compensation", were applied. The fair value of these warrants was estimated at the grant date using the Black-Scholes option pricing model (see
Note 4).

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (the "FASB") issued No. 133, "Accounting for Derivative instruments and Hedging Activities" ("SFAS No. 133"). This statement established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The FASB has issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". The Statement defers the effective date of SFAS No. 133 for one year. The rule will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not expect the impact of this new statement on the Company's consolidated balance sheets or results of operations to be material.

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". This statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

3.  PROPERTY AND EQUIPMENT

Composition of assets, grouped by major classifications, is as follows:


              (IN THOUSANDS)                              DECEMBER 31,
                                                ------------------------------
                                                     1999            1998
                                                --------------  --------------

         Computers and peripheral equipment      $ 12,216             $ 8,209
         Office furniture and equipment               985                 808
         Motor vehicles                             1,163                 933
         Leasehold improvements                     1,866               1,380
                                                --------------  --------------
                                                   16,230              11,330
         Less accumulated depreciation              9,282               7,094
                                                --------------  --------------
                                                 $  6,948             $ 4,236
                                                ==============  ==============

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

DIVIDEND POLICY

At December 31, 1999, the Company had retained earnings of approximately $64.8 million. The Company has never paid dividends on its Common Stock and presently intends to follow a policy of retaining any earnings for reinvestment in its business.

STOCK ISSUE TO INVESTOR

On February 2, 1999, the Company announced that it had entered into a stock purchase agreement with Magnum Technologies, Ltd., an international investment fund, in which the Company issued and sold 2,300,000 new shares of the Company's common stock to Magnum. Based in part on Magnum's representations, the transaction was exempt from the registration requirements of the Securities Act of 1933 according to Section 4(2) of the Securities Act. These shares, representing 19.6% of the Company's outstanding common stock at the time of the transaction, were issued for a price of $15 per share, or an aggregate of $34.4 million in total net proceeds to the Company. As part of the agreement, Magnum may acquire additional shares of the Company in the open market, but may not bring its total holdings to more than 35% of the Company's outstanding shares of common stock. Furthermore, Magnum agreed to restrict its sales of the Company's shares it purchased for an eighteen-month period from the date of the transaction under Rule 144(e)(i) of the Securities Act of 1933, unless it received the prior written approval of the Company. Additionally, the Company invited Magnum to appoint two new directors to the Board of Directors, which currently brings the total number of members of the Board of Directors to six. In February 2000, Magnum exercised its option and sold 929,000 shares of the Company's Common Stock. After the sale, Magnum holds approximately 2.0 million shares representing approximately 15.5% of the Company's outstanding shares of common stock.

SHARE REPURCHASE PROGRAM

         In March 1999, the Company's Board of Directors authorized a new plan to repurchase up to an additional 1,000,000 shares of the Company's Common Stock from time to time on the open market or in privately negotiated transactions, increasing the total shares authorized to be repurchased to 2,000,000 shares. Accordingly, in 1999 and 1998, the Company repurchased 200,000 and 814,000 shares, respectively, of its common stock at an average purchase price of $13.55 and $17.53 per share, respectively, for an aggregate purchase price of approximately $2.7 million and $14.3 million, respectively. In 1999 and 1998, the Company issued 908,000 and 106,000 shares, respectively, of the Company's common stock to employees who have exercised their stock options.

Such repurchases of common shares are accounted for as treasury stock, and result in a reduction of stockholders' equity. When treasury shares are reissued, the Company charges the excess of the repurchase cost over issuance price using the weighted average method to retain earnings.

STOCK PURCHASE PLAN AND STOCK OPTION PLANS

The Company has various stock plans under which employees, consultants, officers, and directors may be granted options to purchase the Company's Common Stock. A summary of the various plans is as follows:

1991 EMPLOYEE AND CONSULTANT STOCK PLAN In 1991, the Company adopted the 1991 Employee and Consultant Stock Plan (the "1991 Plan"). Under the 1991 Plan, employees and consultants may be granted incentive or non-qualified stock options or stock purchase rights for the purchase of the Company's Common Stock. The 1991 Plan expires in 2001 and currently provides for the purchase of up to 4,300,000 shares of the Company's Common Stock.

The exercise price of options under the 1991 Plan shall not be less than the fair market value of the Common Stock for incentive stock options and not less than 85% of the fair market value of the common stock for nonqualified stock options at the date of grant, as determined by the Board of Directors.

Options under the 1991 Plan are generally exercisable over a 48-month period beginning twelve months after issuance or as determined by the Board of Directors. Options under the 1991 Plan expire up to seven years after the date of grant.

1993 DIRECTOR STOCK OPTION PLAN Upon the closing of the Company's initial public offering, the Company adopted the 1993 Director Stock Option Plan (the "Directors' Plan"). Under the Directors' Plan the Company is authorized to issue nonqualified stock options to purchase up to 275,000 shares of the Company's Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. The Directors'
Plan, following certain amendments in 1996 approved by the Company's stockholders, provides that each person who is an outside director on the effective date of the Directors' Plan and each outside director who subsequently becomes a member of the Board of Directors shall automatically be granted an option to purchase 15,000 shares (the First Option).
Additionally, each outside director shall automatically be granted an option to purchase 5,000 shares (a Subsequent Option) on January 1 of each year if, on such date, he/she shall have served on the Board of Directors for at least six months.

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

1998 NON-OFFICER EMPLOYEE STOCK OPTION PLAN In 1998, the Company adopted the 1998 Non-Officer Employee Stock Option Plan (the "1998 Plan"). Under the 1998 Plan, employees may be granted non-qualified stock options for the purchase of the Company's Common Stock. Officers and directors of the Company are excluded from participating under the 1998 Plan. The 1998 Plan expires in 2008 and currently provides for the purchase of up to 1,550,000 shares of the Company's Common Stock.

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

A summary of activity under the 1991 Plan, the 1993 Israeli Plan, the Directors' Plan, and the 1998 Plan is as follows:


(SHARES IN THOUSANDS)                                                        OPTIONS OUTSTANDING
                                                          ----------------------------------------
                                                SHARES             SHARES             WEIGHTED
                                              AVAILABLE             UNDER              AVERAGE
                                              FOR GRANT            OPTION          EXERCISE PRICE
                                         ---------------------------------------------------------
         BALANCE AT JANUARY 1, 1997               621               1,475                $10.94

        Granted                                  (797)                797                $21.67
      Exercised                                     -                (526)               $12.12
       Canceled                                   429                (429)               $11.18
                                         -----------------------------------
         BALANCE AT DECEMBER 31, 1997             253               1,317                $16.87
                                         -----------------------------------

     Authorized                                 1,950                   -               $    -
        Granted                                  (812)                812               $ 18.54
      Exercised                                     -                 (94)              $  9.95
       Canceled                                   136                (136)              $ 13.59
                                         -----------------------------------
         BALANCE AT DECEMBER 31, 1998           1,527               1,899                $18.17
                                         -----------------------------------

     Authorized                                 1,200                   -               $     -
        Granted                                (1,800)              1,800                $28.66
      Exercised                                     -              (1,136)               $17.67
       Canceled                                   158                (158)               $19.86
                                         -----------------------------------
         BALANCE AT DECEMBER 31, 1999           1,085               2,405                $26.14
                                         -----------------------------------

A summary of the average fair exercise price and the number of options exercisable for the years 1999, 1998 and 1997, is as follows:

----------------------------------------------------------------------------
                                            1999         1998          1997
----------------------------------------------------------------------------

Number of options excisable as of
December 31, (options in thousands)

                                             39           469          375
----------------------------------------------------------------------------
Weighted average exercise price of
options granted during the year

                                           $ 28.71      $ 18.54      $ 21.67
----------------------------------------------------------------------------

A summary of the Company's stock option activity and related information as of December 31, 1999, is as follows:


                                                     OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                      ---------------------------------------------------     --------------------------------
                                              WEIGHTED-
                                               AVERAGE          WEIGHTED-                            WEIGHTED
    RANGE OF              NUMBER OF           REMAINING          AVERAGE          NUMBER OF          AVERAGE
    EXERCISE               OPTIONS           CONTRACTUAL        EXERCISE         EXERCISABLE         EXERCISE
     PRICES              OUTSTANDING            LIFE              PRICE            OPTIONS            PRICE
--------------------------------------------------------------------------------------------------------------
$ 7.63 - $14.63         406,950              5.34  Years        12.50            10,815              9.72
$15.13 -$18.48          456,253              6.28  Years        18.27            2,066               15.35
$18.56 -$18.81          153,125              5.50  Years        18.57            0                   0
$18.88 -$18.88          585,462              6.07  Years        18.88            6,878               18.88
$19.25 -$38.00          466,716              5.98  Years        29.71            19,693              22.33
$38.75- $66.88          337,000              7.21  Years        64.43            0                   0
                      ----------------------------------------------------------------------------------------
                        2,405,506            6.09 Years         $26.14           39,452              $17.90
                      ========================================================================================


Weighted average fair value of options whose exercise price is equal or less than the market price of the shares at date of grant are as follows:


--------------------------------------------------------------------------------------------------------------
Weighted average fair value of options grants                          1999              1998            1997
--------------------------------------------------------------------------------------------------------------
Exercise price equals to fair value at date of grants                 $10.61            $9.65            $9.90
                                                                     -----------------------------------------


1993 EMPLOYEE STOCK PURCHASE PLAN Upon the closing of the Company's initial public offering, the Company adopted the 1993 Employee Stock Purchase Plan (the "1993 Purchase Plan"). The Company has reserved an aggregate amount of 350,000 shares of Common Stock for issuance under the 1993 Purchase Plan. The 1993 Purchase Plan provides that substantially all employees may purchase stock at 85% of its fair market value on specified dates via payroll deductions. There were approximately 30,000, 32,000 and 28,000 shares issued under the Purchase Plan in 1999, 1998 and 1997, respectively.

COMMON STOCK RESERVED FOR FUTURE ISSUANCE

Shares of Common Stock of the Company reserved for future issuance at December 31, 1999, are as follows (in thousands):



         Employee Stock Purchase Plan                     220
         Stock Options                                  3,490
         Undesignated Preferred Stock                   5,000
                                                     -----------
                                                        8,710
                                                     ===========

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

The fair value of the Company's employee stock options was estimated at the date of grant using a Black-Scholes multiple option pricing model with the following weighted average assumptions; risk-free interest rates of 5.5%, 5.02% and 6.15% for 1999, 1998 and 1997, respectively; a dividend yield of 0.0% for each of those years; a volatility factor of the expected market price of the Company's Common Stock of 0.76, for 1999, 0.77 for 1998 and 0.70 for 1997; and a weighted-average expected life of the option of 2.9 years for 1999, 3.0 years for 1998 and 3.1 years for 1997. The weighed average net fair value of options granted in 1999, 1998 and 1997 was $10.61, $9.65 and $9.90 per share, respectively.

The Company does not recognize compensation cost related to employee stock purchase rights under the Employee Stock Purchase Plan. To comply with the pro forma reporting requirements of SFAS 123, compensation cost is estimated for the fair value of the employees' stock purchase rights using the Black-Scholes model with the following assumptions for those rights granted in 1999, 1998 and 1997; dividend yield of 0.0%; an expected life ranging up to 0.5 years; expected volatility factor of 0.70 in 1999, 0.71 in 1998 and 0.75 in 1997; and a risk free interest rate of 6.33% in 1999, 4.84% in 1998, 5.49% in 1997. The weighted average fair value of those purchase rights granted in January 1999, July 1999, January 1998, July 1998, January 1997 and July 1997 were $6.33, $17.05, $10.70,
$9.57, $2.45 and $8.21, respectively.

Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


(IN THOUSANDS, EXCEPT PER SHARE DATA)                           1999              1998              1997
                                                          -----------------------------------------------

         Net income as reported                            $    54,579      $    14,415      $   11,034
         Pro forma net income                              $    47,513      $    10,428       $   8,485
         Pro forma basic earnings per share                $     4.05       $     1.07        $    0.87
         Pro forma diluted earnings per share              $     4.05       $     1.07        $    0.85

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


(IN THOUSANDS)                                                 1999             1998              1997
                                                          ----------------------------------------------

         Sales to unaffiliated customers:
           United States                                       $ 9,649         $31,436           $57,364
           Israel                                               66,784          32,414             4,595
                                                          ----------------------------------------------
                                                               $76,433         $63,850           $61,959
                                                          ==============================================

         Revenues:
           United States                                       $ 7,098         $ 3,821             4,688
         Export:
           Japan                                                43,758          35,711            23,402
           Europe                                                6,226          10,591            10,357
           Asia                                                 15,392          12,616            21,644
           Israel                                                3,959           1,111             1,868
                                                          ----------------------------------------------
                                                               $76,433         $63,850          $ 61,959
                                                          ==============================================
         Long-lived assets:
           United States                                       $21,694          $2,085            $2,252
           Israel                                                4,742           4,783             4,751
           Other                                                    61              66                77
                                                          ----------------------------------------------
                                                               $26,497          $6,934            $7,080
                                                          ==============================================

6.  COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company leases certain equipment and facilities under noncancelable operating leases. The Company has significant leased facilities in Herzelia Pituach, Israel and in Santa Clara, California. In 1996, the Company negotiated the assignment of certain of its Santa Clara facility use obligations to another company (the "Assignee"). The Company received payments from the Assignee in the Santa Clara facility, of $322,000 in both 1999 and 1998 and will receive $322,000 in 2000. In addition, commencing January 1, 1997, the Company began subleasing a new space in the same building from the Assignee under a separate sublease agreement that expires in December 1999. In August 1997, the Company entered into a new lease for its Israel facilities in Herzelia Pituach. The lease agreement is effective until November 2003. In December 1999, May 1999 and September 1998, the Company entered into three new leases for additional office space at its Israel facilities in Herzelia Pituach. The lease agreements for the additional spaces are effective until November 2003.

At December 31, 1999, the Company is required to make the following minimum lease payments:


(IN THOUSANDS)                            Year                     Amount
                                          ----                  -----------
                                          2000                     $1,214
                                          2001                        846
                                          2002                        622
                                          2003                        570
                                                                   ------
                                                                   $3,252
                                                                   ======

Total rental expense for all leases was approximately $736,000 (net of sublease income of $322,000), $545,000 (net of sublease income of $365,000), $778,000
(net of sublease income of $469,000), for the years ended December 31, 1999, 1998, and 1997, respectively.

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

7.  INCOME TAXES

The provision for income taxes is as follows (IN THOUSANDS):



                                                            1999             1998              1997
                                                          -------------------------------------------

          Federal taxes:
            Current                                        $   1,080        $  2,751         $  3,166
            Deferred                                           6,168           1,181           (1,301)
                                                           ------------------------------------------
                                                               7,248           3,932            1,865
         State taxes:
            Current                                            1,140             216              337
            Deferred                                             209              97             (158)
                                                           ------------------------------------------
                                                               1,349             313              179
         Foreign taxes:
            Current                                           16,684             559              714
            Deferred                                             365              --               --
                                                           ------------------------------------------
                                                              17,049             559              714
                                                           ==========================================

                                                           ==========================================
         Provision for income taxes                        $  25,646        $  4,804         $  2,758
                                                           ==========================================



The tax benefits associated with the exercise of stock options reduced taxes currently payable by $1,591,000 in 1999, $1,192,000 in 1998, and $1,037,000 in
1997. Such benefits were credited to paid in capital when realized.

Pretax income from foreign operations was $14,965,000, $7,330,000 and $3,495,000 in 1999, 1998 and 1997, respectively.

Unremitted foreign earnings that are considered to be permanently invested outside of the U.S., and on which no deferred taxes have been provided, amount to approximately $9,600,000 at December 31, 1999. If such amounts were remitted, the Company would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits) and additional Israeli corporate income and withholding taxes of approximately $2,300,000.

A reconciliation between the Company's effective tax rate and the U.S. statutory rate

(IN THOUSANDS)


                                YEARS ENDED DECEMBER 31,          1999              1998             1997
                                                               --------------------------------------------
         Tax at U.S. statutory rate                            $ 27,276          $  6,534         $   4,827
         State taxes, net of federal benefit                        890               207               116
         Operating losses utilized                                    -                 -            (1,160)
         Tax exempt interest income                                   -                 -               (26)
         Foreign income taxed at rates other
           than U.S. rate                                        (3,934)           (1,806)             (813)
         Different rate from sale of affiliate                    1,179                 -                 -
         Tax credits utilized                                         -              (264)             (480)
         Nondeductible losses and expenses of investees               -                 -               247
         Other individually immaterial items                        235               133                47
                                                               --------------------------------------------
                                                               $  25,646         $  4,804         $   2,758
                                                               ============================================


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1999 and 1998 are as follows:



(IN THOUSANDS)                                             1999               1998
                                                         --------------------------
         Deferred tax assets (liability):
           Tax credit carryforwards                       $  545              $ 108
           Net operating loss carryforwards                    -                385
           Capitalized research and development             (229)               222
           Reserves and accruals                           1,349                690
           Other                                             452                817
           Investment in affiliate                        (6,790)                 -
                                                         --------------------------
         Total deferred tax assets (liability)           $(4,673)           $ 2,222
           Income tax payable                             (1,054)            (1,909)
                                                         --------------------------
         Net deferred tax assets (liability)             $(5,727)             $ 313
                                                         ==========================


Management believes that the deferred tax assets will be realized based on current levels of future taxable income and potentially refundable taxes. The valuation allowance decreased by $1,250,000 in 1998.

DSP Group Israel's production facilities have been granted "Approved Enterprise" status under Israeli law in connection with four separate investment plans.

According to the provisions of such Israeli law, DSP Group Israel has chosen to enjoy "Alternative plans benefits," which is a waiver of grants in return for tax exemption. Accordingly, DSP Group Israel's income from an "Approved Enterprise" is tax-exempt for a period of two or four years and is subject to a reduced corporate tax rate of 10% for an additional period of eight or six years, respectively. The tax benefits under these investment plans are scheduled to gradually expire starting from 2001 through 2009.

DSP Group Israel's first and second plans, which were completed and commenced operation in 1992 and 1996, respectively, are tax exempt for two and four years, respectively, and are entitled to a reduced corporate tax rate of 10% for an additional period of six years. The third and fourth plans were approved in 1996 and 1998, respectively. They entitle DSP Group Israel to a corporate tax exemption for a period of two years for each plan and to a reduced corporate tax rate of 10% for an additional period of eight years.

The period of tax benefits, as detailed above, is subject to limitations of the earlier of 12 years from commencement of production, or 14 years from receipt of approval.

The tax exempt income attributable to an "Approved Enterprise" can be distributed to stockholders without subjecting DSP Group Israel to taxes only upon the complete liquidation of DSP Group Israel. The Company has determined that such tax exempt income will not be distributed as dividends.
Accordingly, no deferred income taxes have been provided on income attributable to DSP Group Israel's "Approved Enterprise."

Through December 31, 1999, DSP Group Israel has met all the conditions required under these approvals.

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

8.  RELATED PARTY TRANSACTIONS

In 1993, the Company entered into a development and licensing agreement with AudioCodes (see Note 2 Other Investments). Under the agreement, AudioCodes is to perform certain research and development services for the Company. Upon development of the technology, the Company is to pay AudioCodes a service fee and additional royalty fees of 15% to 50% of the net revenue and 3% to 10% of the gross margin realized from the sale of the technology incorporated in the Company's products. In 1999, 1998 and 1997 the Company recorded the following:

                                       -----------------------------------
(IN THOUSANDS)                         1999           1998            1997
RELATED PARTY TRANSACTIONS             -----------------------------------
REVENUES:
------------------------------------
  Product sales                         $861           $944          $1,542
  Licensing                             $ 92           $ 82            $206
COST OF REVENUES:
------------------------------------
  Cost of products                      $324           $384            $291
  Cost of licensing                     $ 63           $160            $268
OPERATING EXPENSES:
------------------------------------
  Research and development              $358           $345            $340
LIABILITIES AS OF DECEMBER 31,          $109           $121            $107


9.  SUBSEQUENT EVENTS

In February 2000, Magnum exercised its option and sold 929,000 shares of the Company's Common Stock. After the sale, Magnum holds approximately 2.0 million shares representing approximately 15.5% of the Company's outstanding shares of Common Stock.

On January 24, 2000, our Board of Directors declared a two-for-one stock split of our Common Stock that was effected in the form of a 100% stock dividend. The dividend was paid on March 1, 2000 to stockholders of record on February 16, 2000.

                               CORPORATE DIRECTORY

OFFICERS AND KEY EMPLOYEES

ELI AYALON
Chairman of the Board
& Chief Executive Officer

BOAZ EDAN
Vice President, Products Division
Manager

RAFI FRIED
Vice President,
Research & Development

ROSS HAYDEN
Vice President, Sales

LEAH SADE
Vice President, Human Resources

GIDEON WERTHEIZER
Executive Vice President

MOSHE ZELNIK
Secretary, Vice President,
Finance & Chief Financial Officer


DIRECTORS

ELI AYALON
Chairman of the Board & CEO
DSP Group

ZVI LIMON
Chairman
Limon Holdings Ltd.

YAIR SHAMIR
President
VCON Telecommunications Ltd.

SHAUL SHANI
Managing Director
Limon Holdings Ltd.

PATRICK TANGUY
CEO, Technal S.A.

LOUIS SILVER
Counsel
Discount Bank & Trust Co.


INDEPENDENT AUDITORS

Kost, Forer & Gabai
A Member of Ernst & Young international
Tel Aviv, Israel


GENERAL LEGAL COUNSEL

Morrison & Foerster LLP
San Francisco, California


REGISTRAR AND TRANSFER AGENT

Northwest Bank Minnesota,
St. Paul, Minnesota


CORPORATE HEADQUARTERS

DSP Group, Inc.
3120 Scott Boulevard
Santa Clara, CA 95054
Tel. 408-986-4300
Fax. 408-986-4323
http://www.dspg.com

DSP Group Ltd.
5 Shenkar Street
Herzeliya, 46120, Israel
Tel. 972-9-9529696
Fax. 972-9-9541234


SALES, MARKETING AND SUPPORT OFFICES

U.S.A.:
DSP Group, Inc.
3120 Scott Boulevard
Santa Clara, CA 95054
Tel. 408-986-4300
Fax. 408-986-4323
http://www.dspg.com

ISRAEL:
DSP Group Ltd.
5 Shenkar Street
Herzeliya, 46120, Israel
Tel. 972-9-9529696
Fax. 972-9-9541234
http://www.dspg.com

EUROPE:
DSP Group Europe, SARL
18 rue de l'Effort Mutuel
91300, Massy, France
Tel. 33-607-686754
Fax. 33-1-6010-5187

JAPAN:
Nihon DSP K.K.
Yasuda Kasai Bldg.
2-3-1, Higashi-Gotanda
Shinagawa-Ku
Tokyo, 141, Japan
Tel. 81-3-3449-7863
Fax. 81-3-3449-8006

KOREA:
DSP Technology
Seoul, Korea
Tel. 82-2-554-7494
Fax. 82-2-554-7495

CHINA:
Beijing Link Televideo
Technology Co., Ltd.
Unit 2104, Landmark Tower 2,
8 North Donganhaun Road, Chaoyang
District, Beijing 100004, PR China
Tel. (8610) 6590 6372
Fax. (8610) 6590 6367

HONG KONG:
DSP Solutions Ltd.
Kowloon, Hong Kong
Tel. 852-2795-7421
Fax. 852-2305-0640

TAIWAN:
DSP Applications
Taipei, Taiwan, R.O.C.
Tel. 886-2-698-4320
Fax. 886-2-698-4133

SEC Form 10-K A copy of the company's Annual Report to the Securities and Exchange Commission on Form 10-K is available without charge by writing to:

DSP Group, Inc.
Attn: Investor Relations
3120 Scott Boulevard
Santa Clara, CA 95054, USA


QUARTERLY EARNINGS RELEASE

Quarterly earnings releases will be made available to stockholders upon request. Please note that quarterly reports to stockholders will no longer be published.


ANNUAL MEETING

The Annual Meeting of stockholders will be held on May 16, 2000 at 9:00 a.m. local time at DSP Group, Inc. Corporate Headquarters in the U.S.