Form 10-K, Exhibit 13
period 2000-12-31
DSP GROUP INC /DE/
filed 2001-04-02
CIK 915778

Selected Consolidated Financial Data


(US dollars in thousands, except per share
amounts) Year Ended December 31,                                      2000         1999        1998         1997        1996
- ------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA:
Revenues                                                          $  109,513    $  76,433   $  63,850    $  61,959   $  52,910
Income from continuing operations                                 $   49,835    $  54,579   $  14,415    $  11,034   $   5,979
Weighted average number of common shares
outstanding during the period used to compute
basic earnings per share                                              26,616       23,468      19,536       19,472      19,020
Weighted average number of common shares
outstanding during the period used to compute
diluted earnings per share                                            28,669       25,442      20,032       20,406      19,162
Net earnings per share - Basic                                    $     1.87    $    2.33   $     .74    $     .57   $     .32
Net earnings per share - Diluted                                  $     1.74    $    2.15   $     .72    $     .54   $     .31


BALANCE SHEET DATA:

Cash, cash equivalents, marketable securities and
cash deposits                                                     $  223,201    $ 161,371   $  66,989    $  65,944   $  42,934
Working capital                                                   $  220,921    $ 163,747   $  68,673    $  66,947   $  47,851
Total assets                                                      $  282,807    $ 206,179   $  85,791    $  85,826   $  51,778
Total stockholders' equity                                        $  246,165    $ 183,957   $  75,695    $  74,170   $  54,449
                                                                  ------------------------------------------------------------




(Unaudited, US dollars
  in thousands, except
  per share amounts)
Fiscal Years by Quarter                                                   2000                                              1999
QUARTERLY DATA:                      4TH           3RD         2ND         1ST          4TH         3RD          2ND         1ST
                              ---------------------------------------------------------------------------------------------------
Revenues                      $   31,425   $    28,988 $    25,713  $   23,387   $   25,973   $  23,296    $  16,702   $  10,462
Gross profit                  $   18,167   $    16,073 $    13,776  $   12,589   $   14,418   $  12,630    $   9,543   $   6,636
Net income                    $    8,743   $     8,428 $    17,255  $   15,409   $   33,918   $   5,770    $  13,709   $   1,182
Net earnings per
share - Basic                 $      .33   $       .31 $       .65  $      .60   $     1.35   $     .24    $     .60   $     .06
Net earnings per
share - Diluted               $      .31   $       .29 $       .59  $      .54   $     1.23   $     .22    $     .57   $     .06
                              --------------------------------------------------------------------------------------------------





The accompanying notes are integral part of the consolidated financial statements.

                               DSP Group, Inc. 17

Price Range of Common Stock

DSP Group's common stock trades on the Nasdaq National Market (Nasdaq symbol "DSPG").
The following table presents for the periods indicated the intraday high and low sale prices for DSP Group's common stock as reported by the Nasdaq National
Market:

2000                                               HIGH                 LOW
- ----------------------------------------------------------------------------
FIRST QUARTER                                $    71.19          $    38.00
SECOND QUARTER                               $    74.50          $    35.00
THIRD QUARTER                                $    64.75          $    36.38
FOURTH QUARTER                               $    38.00          $    18.63
                                             -------------------------------






1999                                               HIGH                 LOW
- ----------------------------------------------------------------------------
First Quarter                                $    11.32          $     6.32
Second Quarter                               $    18.00          $     7.35
Third Quarter                                $    21.13          $    17.25
Fourth Quarter                               $    48.13          $    19.00
                                             -------------------------------


As of December 31, 2000, there were approximately 69 holders of record of DSP Group's Common Stock, which DSP Group believes represents approximately 9,871 beneficial holders. DSP Group has not paid cash dividends on its Common Stock and presently intends to follow a policy of retaining any earnings for reinvestment in its business.


The accompanying notes are integral part of the consolidated financial statements.

                               DSP Group, Inc. 18

Management's Discussion and Analysis of Financial Condition and Results of Operations


RESULTS OF OPERATIONS

     2000 has been a remarkable year for DSP Group in terms of revenue growth and expansion of its business. In the first quarter of 2000, DSP Group acquired a software company VoicePump, Inc. ("VoicePump") and entered the Voice Over DSL (VoDSL) and the Voice Over Internet Protocol (VOIP) markets, making use of its telephony technologies, DSP Cores architecture and VoicePump's VoDSL and VOIP gallery of software. Our marketing and sales teams introduced new products for the telephony line and achieved record high revenues for DSP Group in our product and licensing markets. DSP Group's liquidity and working capital continued to improve significantly throughout 2000 and by year end we achieved new record highs for DSP Group in cash, marketable securities, cash deposits and working capital. These increases were attained mainly due to additional sales of a portion of our equity investment in AudioCodes Ltd. as well as to cash provided from our operations. Our future operating results will be dependent upon a variety of factors. See "Factors Affecting Operating Results" in this report and in our Annual Report on Form 10-K for the year ended December 31,2000.

TOTAL REVENUES. Our total revenues were $109.5 million in 2000, $76.4 million in 1999 and $63.9 million in 1998. This represents an increase in total revenues of 43% in 2000 as compared with total revenues in 1999, and a 20% increase in total revenues in 1999 as compared with those in 1998. The increase in revenues in 2000 compared to 1999 was primarily the result of our successful lines of D16K and DL16K series products. Our licensing revenues in 2000 were $25.1 million compared to $19.0 million in 1999, and $14.6 million in 1998. This represents an increase in licensing revenues of 32% in 2000 as compared with 1999, and an increase of 30% in our licensing revenues in 1999 as compared with those in 1998.

     Export sales, primarily consisting of Integrated Digital Telephony (IDT) speech processors shipped to manufacturers in Europe and Asia, including Japan, represented 86% of DSP Group's total revenues in 2000, 97% in 1999 and 95% in 1998. All export sales are denominated in U.S. dollars.

SIGNIFICANT CUSTOMERS. Revenues from one of our distributors, Tomen Electronics, accounted for 52% of our total revenues in 2000 as compared to 47% in 1999, and 45% in 1998. The loss of this one or more of our other major distributors or customers could harm our business, financial condition and results of operations.

GROSS PROFIT. Gross profit as a percentage of total revenues decreased to 55% in 2000, from 57% in 1999. Gross profit as a percentage of total revenues were 54% in 1998. The decrease in total gross profit in 2000 compared to 1999 was due to a slightly higher mix of product revenues, which have a lower gross profit than licensing sales, from total revenues.

     Product gross profit as a percentage of product sales continued to slightly increase to 43% in 2000, from 42% in 1999 and from 41% in 1998. This ongoing increase was primarily due to the decrease in our costs of manufacturing. Our manufacturing costs have decreased due primarily to improvements in manufacturing technology, and to some extent the decreased manufacturing prices obtained from the foundries. Importantly, this increase in gross profit was achieved even though we continue to experience competitive, downward pricing pressure for our IDT products.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased significantly to $20.9 million in 2000, from $15.4 million in 1999 and from $10.2 million in 1998. The significant increase in research and development expenses in 2000 as compared to those in 1999 primarily resulted from the hiring of additional engineers associated with the acquisition of VoicePump, as well as from the increase in external services provided to our research and development team. Our engineering headcount increased in 2000 compared to 1999 by 45%. The increase in research and development expenses in 1999 as compared to those in 1998 primarily resulted from the following actions related to our RF cordless telephone applications: support for our new product line introduction of the D16K series; the acquisition of products, technology and RF laboratory equipment as well as an increase in our engineering headcount.

     Research and development expenses as a percentage of total revenues were 19% in 2000, 20% in 1999 and 16% in 1998, respectively.

SALES AND MARKETING EXPENSES. Our sales and marketing expenses increased to $12.9 million in 2000, from $9.3 million in 1999 and from $5.2 million in 1998. The increase in expenses in 2000 as compared to those in 1999 was due to an increase of 17% in our sales and marketing personnel, as well as to an increase in our sales commissions, due to the increase in our revenues and higher facility costs for our Japanese subsidiary, Nihon DSP K.K. ("DSP Japan"). The increase in 1999 compared to 1998 was due primarily to our marketing and sales efforts of introducing our new line of IDT products, the D16K series, and our new RF wireless products, as well as an increase in our sales commissions, due to the increase in our revenues.

     Sales and marketing expenses as a percentage of total revenues were 12% in both 2000 and 1999 and 8% in 1998.

GENERAL AND ADMINISTRATIVE EXPENSES. Our general and administrative expenses increased to $6.5 million in 2000 from $5.5 million in 1999 and from $4.6 million in 1998. General and administrative expenses increased in 2000 from 1999, mainly due

                               DSP Group, Inc. 19
to an increase in accounting, tax and legal professional expenses we incurred with respect to the proposed spin-off of our DSP Cores licensing division. General and administrative expenses increased in 1999 from 1998, mainly due to an increase in our rented property and associated facility expenses as a result of the increase in our total head-count. Additionally, we experienced an increase in costs in connection with an increase in our general legal and accounting services. However, we are closely monitoring all expenses and believe that this contributed to our general and administrative expenses as a percentage of total revenues decreasing slightly to 6% in 2000, from 7% in both 1999 and 1998.

UNUSUAL ITEMS. In the first quarter of 2000 we recorded two unusual expense items amounting to approximately $14.2 million. A write-off of $11.9 million was recorded relating to the acquired in-process research and development in connection with the acquisition of approximately 73% of the outstanding shares of VoicePump. An expense of $2.2 million was recorded reflecting the accelerated amortization of acquired assets and intangibles related to the 1999 acquisition of 900 MHz RF and baseband technology from Applied Micro Devices, Inc.

INTEREST AND OTHER INCOME. Interest and other income increased significantly to $13.5 million in 2000 from $6.0 million in 1999 and from $3.8 million in 1998. The increase in interest income in 2000 as compared with 1999 and 1998, is a result of higher levels of cash equivalents, marketable securities and cash deposits in 2000, mainly due to additional sales of a portion of our equity investment in AudioCodes, Ltd., ("AudioCodes") as well as higher yields of our financial investments.

EQUITY IN INCOME OF EQUITY METHOD INVESTEES. Equity in income of equity method investees was $2,644,000 in 2000, $2,475,000 in 1999 and $125,000 in 1998. In
2000 we recorded VoicePump's losses in the results of operations of our statements of income of approximately $2.2 million and included the minority interest in those losses in the amount of $627,000.

GAIN ON SALE OF MARKETABLE EQUITY SECURITY. In April 1998, DSP Group sold all of its Nexus Telecomunications Systems Ltd. ("Nexus") shares in a private transaction and realized a pre-tax one time gain on marketable equity securities of approximately $1.1 million, which is included under "Other income (expense)" in our consolidated statements of income for 1998.

CAPITAL GAIN. In May 1999, we exercised our option to purchase approximately 3.5% of the outstanding stock of AudioCodes for approximately $1.1 million. In the same month, AudioCodes completed its initial public offering (IPO) and is now listed on the Nasdaq SmallCap Market under the symbol "AUDC". In its IPO, AudioCodes issued 7.0 million shares at a price of $7.00 per share. As a result we recorded in "Other income (expense)" in our consolidated statements of income for 1999 a one-time capital gain in the amount of $11.8 million. This amount was comprised of $9.4 million, from the sale of our shares sold in the IPO and $2.5 million from the sale of approximately 494,000 of our AudioCodes shares to the underwriters to cover their over-allotment option. The gross proceeds from our sale were approximately $3.2 million. In October 1999, AudioCodes successfully concluded a follow-on public offering of 6.0 million shares at a price of $20.50 per share. In the follow-on offering, AudioCodes issued and sold 3.0 million shares and an additional 3.9 million shares were sold by shareholders, of which approximately 2,138,000 shares were sold by us in two separate transactions. Our proceeds from these transactions were approximately $42.8 million, and we recorded in 1999 an additional capital gain in the amount of $47.1 million. This amount was comprised of $10.8 million, which resulted from the public offering and $36.3 million from the sale of approximately 2,138,000 AudioCodes' shares. As of December 31, 1999, we held approximately 5.8 million AudioCodes shares, which represented about 15% of its outstanding shares. In January 2000, we sold 1,200,000 shares of AudioCodes for approximately $43.8 million and recorded in the first quarter of 2000 a capital gain in the amount of $40.0 million. In June 2000 we sold an addition 500,000 shares of AudioCodes for approximately $19.2 million and recorded in the second quarter of 2000, an additional capital gain in the amount of $17.6 million. In the fourth quarter of 2000 we purchased in the open market 300,000 of AudioCodes shares for approximately $4.9 million. This transaction created an excess of purchase price over net assets acquired (approximately $3,745,000 at the date of purchase), which was attributed to developed technology to be amortized over seven years. As of December 31, 2000, we own 4.45 million shares of AudioCodes common stock, which represents approximately 11% of the outstanding capital of AudioCodes. All shares and per share numbers with respect to AudioCodes have been adjusted to reflect the 2-for-1 stock split effected by AudioCodes in October 2000.

PROVISION FOR INCOME TAXES. The effective tax rate was 18% (excluding tax on capital gain) for the year ended December 31, 2000, 22% for the year ended December 31, 1999 and 25% for the year ended December 31, 1998. The tax rates for both 2000 and 1999 are lower compared to 1999 and 1998, respectively, due mainly to our utilization of foreign tax holiday benefits.

     DSP Group Ltd., DSP Group's subsidiary in Israel, has been granted "Approved Enterprise" status by the Israeli government according to four investment plans. The Approved Enterprise status allows for a tax holiday for a period of two to four years and a reduced corporate tax rate of 10% for an additional eight or six years, on the respective investment plans' proportionate share of

                               DSP Group, Inc. 20
taxable income. The tax benefits under these investment plans are scheduled to gradually expire starting from 2005 through 2009.

     Management has assessed the need for a valuation allowance against deferred tax assets and has concluded that it is more likely than not that $5.4 million deferred tax assets will be realized based on current levels of future taxable income and potentially refundable taxes.

LIQUIDITY AND CAPITAL RESOURCES

     During 2000, DSP Group generated $33.0 million of cash and cash equivalents from its operating activities as compared to $18.3 million during 1999 and $15.1 million in 1998. The significant increase in 2000 of cash and cash equivalents as compared with that in 1999 occurred even though DSP Group experienced an decrease in net income in 2000 compared to 1999. The increase was due mainly to the non-cash effects of the increase of amortization of the in-process research and development costs in connection with the VoicePump acquisition, reduced capital gains attributed to the sale of AudioCodes stock and the increases in accounts payable and accrued expenses. These were off-set by the decrease in deferred income taxes as well as to the increase in income tax payable. The increase in 1999 of cash and cash equivalents as compared with that in 1998 occurred primarily because of our significant increase in net income. In addition, the increase in cash and cash equivalents was attributable primarily to the non-cash effects of the increase in deferred income tax and the cash used by the increase in accounts payable. However, the increase was mainly offset by the increase in capital gain and partially offset by the increase in our inventories and an increase in accounts receivable.

     We invest excess cash in short-term cash deposits and marketable securities of varying maturity, depending on our projected cash needs for operations, capital expenditures and other business purposes. In 2000, DSP Group purchased $155.0 million of investments classified as short-term cash deposits and marketable securities, $131.4 million in 1999 and $60.0 million in 1998. In addition, $120.0 million of our investments classified as marketable securities matured in 2000 compared to $48.7 million in 1999 and $60.6 million in 1998. During 2000, the average maturity for our investments was less than 12 months but slightly higher from the previous average of less than 12 months in 1999.

     Our capital equipment purchases amounted to $3.4 million in 2000, $5.2 million in 1999 and $2.3 million in 1998 for computer hardware and software used in engineering development, engineering test and lab equipment, leasehold improvements, vehicles, and furniture and fixtures. The acquisitions of capital equipment during 1999 were primarily for new lab equipment associated with the RF technology, and other computer equipment, testing equipment and software for our research and development efforts during the year.

     On February 2, 1999, DSP Group announced that it had entered into a stock purchase agreement with Magnum Technologies, Ltd., ("Magnum") an international investment fund, in which DSP Group issued and sold 2,300,000 new shares (pre-split 2:1) of DSP Group common stock to Magnum. Based in part on Magnum's representations, the transaction was exempt from the registration requirements of the Securities Act of 1933 according to Section 4(2) of the Securities Act. These shares, representing 19.6% of DSP Group's outstanding common stock at the time of the transaction, were issued for a price of $15 per share (pre-split 2:1) or an aggregate of $34.5 million in total net proceeds to DSP Group. As part of the agreement, Magnum may acquire additional shares of DSP Group in the open market, but may not bring its total holdings to more than 35% of DSP Group's outstanding shares of common stock. Furthermore, Magnum agreed to restrict its sales of the DSP Group shares it purchased for an eighteen-month period from the date of the transaction under Rule 144(e)(i) of the Securities Act of 1933, unless it received the prior written approval of DSP Group. Additionally, DSP Group invited Magnum to appoint two new directors to the Board of Directors, which currently brings the total number of members of our Board of Directors to six. In February and August 2000, Magnum exercised its option to sell our common stock, and sold 2.9 million shares of its holdings. After the sale, Magnum holds approximately 2.9 million DSP Group shares representing approximately 11% of our outstanding shares of common stock.

STOCK SPLIT. On January 24, 2000, our Board of Directors declared a stock dividend whereby each holder of record of our common stock on February 16, 2000 received one additional share of common stock for each share then owned. The dividend was paid on March 1, 2000.

REPURCHASE PROGRAM. In March 1999, our Board of Directors authorized a new plan to repurchase up to an additional 2,000,000 shares of our common stock from time to time on the open market or in privately negotiated transactions, increasing the total shares authorized to be repurchased to 4,000,000 shares. Accordingly, during the year 2000 we repurchased 850,000 shares of our common stock at an average price of $24.13 per share, for an aggregated purchase price of $20.5 million. During 1999 we repurchased 400,000 shares of our common stock at an average purchase price of $6.78 per share, for an aggregate purchase price of approximately $2.7 million. In 1998, we repurchased 1,628,000 shares of our common stock at an average purchase price of $8.77 per share for an aggregate purchase price of approximately $14.3 million. In 2000, we issued 1,032,000 shares of our common stock to employees who have exercised their stock options and in 1999 we issued 908,000 shares.

                               DSP Group, Inc. 21

     In September 2000, we invested approximately $485,000 (31.0 million Yen) in shares of our Japanese distributor's parent company, Tomen Ltd., as part of a long-term strategic relationship. Tomen's shares are traded on the Japanese stock exchange, and are recorded in "Other Investments" on our balance sheets, and accounted for as available for sale marketable equity securities.

     In 1997, DSP Group invested $176,000 in convertible debentures of Aptel. Subsequently, in December 1997, Aptel's shareholders, including DSP Group, exchanged their shares in Aptel for shares in Nexus. In April 1998, DSP Group sold all of its Nexus shares in a private transaction for approximately $1.3 million and realized a pre-tax one time gain on marketable equity securities of approximately $1.1 million, which is included under "Other income (expense)" in our consolidated statements of income for the year ended December 31, 1998.

     Cash received upon the exercise of employee stock options and through purchases pursuant to DSP Group's employee stock purchase plan in 2000 totaled $15.6 million as compared with $20.4 million in 1999 and $1.2 million in 1998.

     At December 31, 2000, DSP Group's principal source of liquidity consisted of cash and cash equivalent deposits totaling $45.0 million and marketable securities and short-term cash deposits of $178.2 million. DSP Group's working capital at December 31, 2000 was $220.9 million.

     We believe that our current cash, cash equivalent, cash deposits and marketable securities will be sufficient to meet our cash requirements through at least the next 12 months. In addition, as part of our business strategy, we occasionally evaluate potential acquisitions of businesses, products and technologies. Accordingly, a portion of our available cash may be used at any time for the acquisition of complementary products or businesses. Such potential transactions may require substantial capital resources, which may require us to seek additional debt or equity financing. There can be no assurance that we will consummate any such transactions. See "Factors Affecting Future Operating Results There are Risks Associated with our Acquisition Strategy" for more detailed information.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK. It is DSP Group's policy not to enter into derivative financial instruments. DSP Group does not currently have any significant foreign currency exposure since it does not transact business in foreign currencies. Due to this, DSP Group did not have significant overall currency exposure at December 31, 2000.

FOREIGN CURRENCY RATE RISK. As nearly all of DSP Group's sales and expenses are denominated in U.S. Dollars, DSP Group has experienced only insignificant foreign exchange gains and losses to date, and does not expect to incur significant gains and losses in the next 12 months. DSP Group did not engage in foreign currency hedging activities during 2000 and 1999. See "Factors Effecting Future Operating Results - Risks of Operating in Israel" in more detailed information.

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

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY.
Our quarterly results of operations may vary significantly in the future for a variety of reasons, including the following:

o    fluctuations in volume and timing of product orders;
o    timing of recognition of license fees;
o    level of per-unit royalties;
o changes in demand for our products due to seasonal customer buying patterns and other factors;
o timing of new product introductions by us, our customers, licensees or competitors;
o    changes in the mix of products sold by us;
o    fluctuations in the level of sales by original equipment manufacturers
     (OEMs) and other vendors of products incorporating our products; and
o general economic conditions, including the changing economic conditions in the United States.

                               DSP Group, Inc. 22

     Each of the above factors is difficult to forecast and thus could harm our business, financial condition and results of operations. Through 2001, we expect that revenues from our DSP core designs and TrueSpeech algorithms will be derived primarily from license fees rather than per unit royalties. The uncertain timing of these license fees has caused, and may continue to cause, quarterly fluctuations in our operating results. Our per unit royalties from licenses are dependent upon the success of our OEM licensees in introducing products utilizing our technology and the success of those OEM products in the marketplace. Per unit royalties from TrueSpeech licensees have not been significant to date.

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

WE DEPEND ON THE IDT MARKET WHICH IS HIGHLY COMPETITIVE. Sales of IDT products comprise a substantial portion of our product sales. Any adverse change in the digital IDT market or in our ability to compete and maintain our position in that market would harm our business, financial condition and results of operations. The IDT market and the markets for our products in general are extremely competitive and we expect that competition will only increase. Our existing and potential competitors in each of our markets include large and emerging domestic and foreign companies, many of which have significantly greater financial, technical, manufacturing, marketing, sale and distribution resources and management expertise than we do. It is possible that we may one day be unable to respond to increased price competition for IDT processors or other products through the introduction of new products or reductions of manufacturing costs. This inability would have a material adverse effect on our business. Likewise, any significant delays by us in developing, manufacturing or shipping new or enhanced products also would have a material adverse effect on our business.

The 900 Mhz Digital Spread Spectrum RF and Base Band technology acquired in 1999 from Advances Micro Devices gave us a "cheap entry ticket" to this market. This technology is not state of the art and we have noticed a trend of decreasing sales for the product models which are based on this technology. We may not succeed in our development of new RF and Base Band models and those which are going to be developed may not be accepted by the market.

Despite the recent success of development and sales of our DSP Cores, the market needs extensive R&D efforts in new technologies not currently owned by the company, and we may not succeed in developing such technologies in due time, which could affect our competitive position.

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

WE MAY NEED TO INCREASE OUR RESEARCH AND DEVELOPMENT EFFORTS TO REMAIN COMPETITIVE. The DSP Cores market is experiencing extensive efforts by some of our competitors to use new technologies to manipulate the chip design programming to increase the parallel processing of the chip. One such technology used is VeryLong Instruction Word (VLIW), which some of our competitors possess elements of, but which we do not possess at the present time. If such technology continues to improve the programming processing of these chips, then we may need to further our research and development to obtain such technology in order to remain competitive in the markets in which we compete.

WE DEPEND ON INTERNATIONAL OPERATIONS. We are dependent on sales to customers outside the United States. We expect that international sales will continue to account for a significant portion of our net product and license sales for the foreseeable future. As a result, the occurrence of any negative international political, economic or geographic events could result in significant revenue shortfalls. These shortfalls could cause our business to be harmed. Some of the risks of doing business internationally include:

o    unexpected changes in regulatory requirements;
o    fluctuations in the exchange rate for the United States dollar;
o    imposition of tariffs and other barriers and restrictions;
o    burdens of complying with a variety of foreign laws;
o    political and economic instability; and
o    changes in diplomatic and trade relationships.

                               DSP Group, Inc. 23

RISKS OF OPERATING IN ISRAEL. Our principal research and development facilities are located in the State of Israel and, as a result, at December 31, 2000, 164 of our 217 employees were located in Israel, including 113 out of 135 of our research and development personnel. In addition, although DSP Group is incorporated in Delaware, a majority of our directors and executive officers are residents of Israel. Although substantially all of our sales currently are being made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could significantly harm our business, operating results and financial condition.

Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980's, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. In addition, Israel and companies doing business with Israel have been the subject of an economic boycott by the Arab countries since Israel's establishment. Although they have not done so to date, these restrictive laws and policies may have an adverse impact on our operating results, financial condition or expansion of our business.

Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, we cannot predict whether or in what manner these problems will be resolved. Our results of operations may be negatively affected by the obligation of key personnel to perform military service. In addition, certain of our officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. Although we have operated effectively under these requirements since our inception, we cannot predict the effect of these obligations on the Company in the future. Our operations could be disrupted by the absence, for a significant period, of one or more of our officers or key employees due to military service.

Moreover, many of our expenses in Israel are paid in Israeli currency which subjects us to the risks of foreign currency fluctuations and to economic pressures resulting from Israel's general rate of inflation. While substantially all of our sales and expenses are denominated in United States dollars, a portion of our expenses are denominated in Israeli shekels. Our primary expenses paid in Israeli currency are employee salaries and lease payments on our Israeli facilities. As a result, an increase in the value of Israeli currency in comparison to the United States dollar could increase the cost of technology development, research and development expenses and general and administrative expenses. We cannot provide assurance that currency fluctuations, changes in the rate of inflation in Israel or any of the other factors mentioned above will not have a material adverse effect on our business, financial condition and results of operations.

ANY FUTURE PROFITABILITY MAY BE DIMINISHED IF TAX BENEFITS FROM THE STATE OF ISRAEL ARE REDUCED OR WITHHELD. The Company receives certain tax benefits in Israel, particularly as a result of the "Approved Enterprise" status of the Company's facilities and programs. To be eligible for tax benefits, the Company must meet certain conditions, relating principally to adherence to the investment program filed with the Investment Center of the Israeli Ministry of Industry and Trade and to periodic reporting obligations. The Company believes that it will be able to meet such conditions. Should the Company fail to meet such conditions in the future, however, it would be subject to corporate tax in Israel at the standard rate of 36%, and could be required to refund tax benefits already received. There can be no assurance that such grants and tax benefits will be continued in the future at their current levels or otherwise. The termination or reduction of certain programs and tax benefits (particularly benefits available to the Company as a result of the Approved Enterprise status of the Company's facilities and programs) or a requirement to refund tax benefits already received may have a material adverse effect on the Company's operating results and financial condition.

PROPOSED ISRAELI TAX REFORM. On May 4, 2000, a committee chaired by the Director General of the Israeli Ministry of Finance, Avi Ben-Bassat, issued a report recommending a sweeping reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals, and would also affect corporate taxation. In particular, the proposed reform would reduce, but not eliminate, the tax benefits available to approved enterprises such as ours. The proposed reform would also impose a capital gains tax on individuals on the sale of shares, unless the selling shareholder is entitled to benefits under a tax treaty. The Israeli cabinet has approved the recommendations in principle, but implementation of the reform requires legislation by Israel's Knesset. The Company cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take. The elimination of our approved status could have negative tax consequences discussed above and could have a material adverse effect on our business.

WE DEPEND ON OEMS AND THEIR SUPPLIERS TO OBTAIN REQUIRED COMPLEMENTARY COMPONENTS. Some of the raw materials, components and subassemblies included in the products

                               DSP Group, Inc. 24
manufactured by our OEM customers, which also incorporate our products, are obtained from a limited group of suppliers. Supply disruptions, shortages or termination of any of these sources could have an adverse effect on our business and results of opera-tions due to the delay or discontinuance of orders for our products by customers until those necessary components are available.

WE DEPEND UPON THE ADOPTION OF INDUSTRY STANDARDS BASED ON TRUESPEECH TECHNOLOGY. Our prospects are partially dependent upon the establishment of industry standards for digital speech compression based on TrueSpeech algorithms in the computer telephony and Voice over IP markets. The development of industry standards utilizing TrueSpeech algorithms would create an opportunity for us to develop and market speech co-processors that provide TrueSpeech solutions and enhance the performance and functionality of products incorporating these co-processors.

In February 1995, the ITU established G.723.1, which is predominately composed of a TrueSpeech algorithm, as the standard speech compression technology for use in video conferencing over public telephone lines. In March 1997, the International Multimedia Teleconferencing Consortium, a nonprofit industry group, recommended the use of G.723.1 as the default audio coder for all voice transmissions over the Internet or for IP applications for H.323 conferencing products. If TrueSpeech algorithms are not adopted as the standard speech compression technology for different applications, the sales of our TrueSpeech products may not achieve anticipated levels.

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

YEAR 2000 ISSUE. The "Year 2000 issue" refers to the use by many computer hardware and software systems of only two digits to represent the calendar year. As a result, these systems and programs may not process dates beyond 1999, which may cause errors in information or systems failures. The Company believes it has taken all reasonable and prudent steps to protect its assets and operations from the impact of the Year 2000 Issue. To date there have been no known adverse effects on any of the Company's operations or offices. While the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the Company have been fully resolved. The Company believes that exposure to business disruption remains, but does not expect it would have a material impact on the Company's results of operations, liquidity and financial condition.

                               DSP Group, Inc. 25

Report of Independent Auditors

TO THE STOCKHOLDERS OF DSP GROUP, INC.

We have audited the accompanying consolidated balance sheets of DSP Group, Inc. (the "Company") and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DSP Group, Inc. and its subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ KOST FORER & GABBAY

KOST FORER & GABBAY
A member of Ernst & Young International
Tel Aviv, Israel
January 22, 2001,
Except for Note 9, as to which the date is February 14, 2001

                               DSP Group, Inc. 26

Consolidated Statements of Income

(US dollars in thousands, except per share amounts) Years Ended December 31,                  2000          1999           1998
- --------------------------------------------------------------------------------------------------------------------------------
REVENUES:
  Product sales                                                                       $     84,384   $    57,397    $    49,252
  Licensing, royalties and other                                                            25,129        19,036         14,598
                                                                                      ------------------------------------------
TOTAL REVENUES                                                                             109,513        76,433         63,850


COSTS OF REVENUES:

  Product sales                                                                             47,861        33,051         29,002
  Licensing, royalties and other                                                             1,047           155            426
                                                                                      ------------------------------------------
TOTAL COST OF REVENUES                                                                      48,908        33,206         29,428
                                                                                      ------------------------------------------
GROSS PROFIT                                                                                60,605        43,227         34,422


OPERATING EXPENSES:

  Research and development, net                                                             20,912        15,404         10,181
  Sales and marketing                                                                       12,909         9,309          5,222
  General and administrative                                                                 6,515         5,511          4,632
  Impairment of tangible and intangible assets                                               2,285             -              -
  In-process research and development write-off                                             11,869             -              -
                                                                                      ------------------------------------------
TOTAL OPERATING EXPENSES                                                                    54,490        30,224         20,035
                                                                                      ------------------------------------------
OPERATING INCOME                                                                             6,115        13,003         14,387


FINANCIAL AND OTHER INCOME (EXPENSE):

  Interest and other income                                                                 13,507         6,048          3,810
  Interest and other expenses                                                                (186)         (232)          (189)
  Gain on sale of available-for-sale marketable securities                                       -             -          1,086
  Equity in income of affiliate                                                              2,644         2,475            125
  Minority interest in losses of subsidiary                                                    627             -              -
  Loss from issuance of subsidiary's stock                                                   (100)             -              -
  Capital gains from realization of investments                                             57,593        58,931              -
                                                                                      ------------------------------------------
INCOME BEFORE PROVISION FOR INCOME TAXES                                                    80,200        80,225         19,219


Provision for income taxes                                                                (30,365)      (25,646)        (4,804)
                                                                                      ------------------------------------------
NET INCOME                                                                                  49,835        54,579    $    14,415
                                                                                      ------------------------------------------

NET EARNINGS PER SHARE:

  Basic                                                                               $       1.87   $      2.33    $      0.74
  Diluted                                                                             $       1.74   $      2.15    $      0.72
                                                                                      ------------------------------------------


The accompanying notes are integral part of the consolidated financial statements.

                               DSP Group, Inc. 27

Consolidated Balance Sheets

(US dollars in thousands) December 31,                                                          2000            1999
- -------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                             $    45,035   $      20,778
  Marketable securities and short term deposits                                             178,166         140,593
  Trade receivable, less allowance for returns of $123 in 2000 and $123
     in 1999 and doubtful accounts of $200 in 2000 and $140 in 1999                          16,932          10,435
  Deferred income taxes                                                                       4,554           1,707
  Other accounts receivable and prepaid expenses                                              1,445           1,362
  Inventories                                                                                 2,815           3,283
                                                                                      -----------------------------
TOTAL CURRENT ASSETS                                                                        248,947         178,158


Property and equipment, net                                                                   6,451           6,948
                                                                                      -----------------------------
LONG TERM ASSETS:
  Other investments                                                                          21,000          18,433
  Other assets, net of accumulated amortization                                               4,259           1,250
  Severance pay fund                                                                          2,150           1,390
                                                                                      -----------------------------
Total Long term assets                                                                       27,409          21,073
                                                                                      -----------------------------
TOTAL ASSETS                                                                            $   282,807   $     206,179
                                                                                      -----------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:

  Trade payable                                                                         $     8,092   $       6,079
  Accrued compensation and benefits                                                           5,276           4,207
  Income taxes payable                                                                        6,414           1,054
  Accrued royalties                                                                           2,472             803
  Accrued expenses and other accounts payable                                                 5,772           2,268
                                                                                      -----------------------------
TOTAL CURRENT LIABILITIES                                                                    28,026          14,411


LONG TERM LIABILITIES:

  Accrued severance pay                                                                       2,147           1,431
  Deferred income taxes                                                                       5,559           6,380
  Minority interest                                                                             910               -

                                                                                      -----------------------------
COMMITMENTS AND CONTINGENCIES                                                                 8,616           7,811
                                                                                      -----------------------------

STOCKHOLDERS' EQUITY:
  Preferred stock, $0.001 par value:
  Authorized shares-- 5,000 as of December 31, 2000 and 1999
  Issued and outstanding shares-- none as of December 31, 2000 and 1999                           -               -
  Common stock, $0.001 par value:
  Authorized shares -- 50,000 as of December 31, 2000 and 1999
     Issued and outstanding shares -- 26,248 as of December 31, 2000
     and 25,342 as of December 31, 1999 (see note 4)                                             27              12
  Additional paid-in capital                                                                 151,787         119,163
  Retained earnings                                                                         114,291          64,782
  Less cost of treasury stock                                                              (19,940)               -
                                                                                      -----------------------------
TOTAL STOCKHOLDERS' EQUITY                                                                  246,165         183,957
                                                                                      -----------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                              $   282,807   $     206,179
                                                                                      -----------------------------


The accompanying notes are integral part of the consolidated financial statements.

                               DSP Group, Inc. 28

Consolidated Statements of Stockholders' Equity

                                                                                               RETAINED
                                                                    ADDITIONAL    TREASURY     EARNINGS        OTHER           TOTAL
(US dollars in thousands)                     COMMON         STOCK     PAID-IN       STOCK (ACCUMULATED- COMPREHENSIVE  STOCKHOLDERS
Three Years Ended December 31, 2000           SHARES        AMOUNT     CAPITAL     AT COST      DEFICIT)      INCOME          EQUITY
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1998                    10,094    $       10  $   74,418   $       -   $   (1,308)   $   1,050   $    74,170
Net income                                         -             -           -           -        14,415           -        14,415
Comprehensive income Unrealized
  gains on Marketable securities                   -             -           -           -             -     (1,050)       (1,050)
                                                                                                                       -------------
Total comprehensive income                         -             -           -           -             -           -        13,365
Purchase of Treasury Stock                     (814)           (1)           -    (14,273)             -           -      (14,274)
Exercise of Common Stock options
  by employees                                    94             -           -       1,821         (908)           -           913
Sale of Common Stock under
  employee stock purchase plan                    32             -           -         399          (70)           -           329
Income tax benefit from stock
  options exercised                                -             -       1,192           -             -           -         1,192
                                         -------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                   9,406    $        9  $   75,610   $(12,053)   $    12,129   $       -   $    75,695
Net income                                         -             -           -           -        54,579           -        54,579
                                                                                                                       -------------
Total comprehensive income                         -             -           -           -             -           -        54,579
Purchase of Treasury Stock                     (200)           (*)           -     (2,710)             -           -       (2,710)
Issue of Common Stock to investor              2,300             2      34,367           -             -           -        34,369
Exercise of Common Stock options
  by employees                                   256             -       5,640           -             -           -         5,640
Issue of Treasury Stock upon
  exercise of stock options                      879             1       1,948      14,272       (1,813)           -        14,408
Issue of Treasury Stock upon
  purchase of ESPP shares                         30           (*)           7         491         (113)           -           385
Income tax benefit from stock
  options exercised                               -             -        1591           -             -           -         1,591
                                         -------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                  12,671    $       12    $119,163   $       -   $    64,782   $       -      $183,957
Net income                                         -             -           -           -        49,835           -        49,835
                                                                                                                       -------------
Total comprehensive income                         -             -           -           -             -           -        49,835
Purchase of Treasury Stock                     (850)           (1)           -    (20,512)             -           -      (20,513)
Exercise of Common Stock options
  in exchange of acquisition
  of VoicePump                                   261             1      14,897           -             -           -        14,898
Exercise of Common Stock options
  by employees                                 1,032             1      14,660           -             -           -        14,661
Issue of Stock upon purchase
  of ESPP shares                                  41           (*)         651           -             -           -           651
Issue of Treasury Stock upon
  exercise of stock options                       24             1           -         572         (326)           -           247
Income tax benefit from stock
  options exercised                                -             -       2,429           -             -           -         2,429
Stock split effected as a
  stock dividend (100%)                       13,069            13        (13)           -             -           -             -
                                         -------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                  26,248    $       27    $151,787   $(19,940)      $114,291   $       -      $246,165
                                         -------------------------------------------------------------------------------------------



(*) Represents an amount of less than $1.


The accompanying notes are integral part of the consolidated financial statements.

                               DSP Group, Inc. 29

Consolidated Statements of Cash Flows

(US dollars in thousands) Years Ended December 31,                                                2000          1999           1998
- ----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                                $    49,835   $    54,579    $    14,415
Adjustments to reconcile net income to net cash provided
  by operating activities:
Depreciation                                                                                    2,758         2,455          1,572
  In - process Research and Development write-off                                              11,869             -              -
  Increase (decrease) in deferred revenue                                                        (90)            54        (2,324)
  Increase (decrease) in deferred income taxes, net                                           (1,337)         8,487          2,470
  Gains on sale of available for sale marketable securities                                         -             -        (1,086)
  Capital gains from realization of investments                                              (34,193)      (43,328)              -
  Acquired assets and workforce                                                                     -       (2,000)              -
  Impairment of tangible, intangible assets and amortization of goodwill                        2,764           885              -
  Accrued interest on held to maturity marketable securities                                  (2,617)             -              -
  Equity in income of affiliate                                                               (2,644)       (2,475)          (125)
  Minority interest in losses of subsidiary                                                     (627)             -              -
  Increase in trade receivable                                                                (6,301)       (4,714)        (2,127)
  Decrease (increase) in inventories                                                              468       (1,101)          1,934
  Decrease (increase) in other accounts reccivable and prepaid expenses                           (3)           246          (167)
  Decrease (increase) in other assets                                                           (230)             -             15
  Increase (decrease) in trade payable                                                          2,009         3,719          (959)
  Increase in accrued compensation and benefits                                                   802         1,652            384
  Increase (decrease) in accrued severance pay, net                                              (44)            10             31
  Increase (decrease) in income taxes payable                                                   5,360         (855)            218
  Increase in accrued royalties                                                                 1,669           156            476
  Increase in accrued expenses and other accounts payable                                       3,575           484            408
                                                                                ---------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                 $    33,023   $    18,254    $    15,135
                                                                                ---------------------------------------------------




The accompanying notes are integral part of the consolidated financial statements.


                               DSP Group, Inc. 30

(US dollars in thousands) Years Ended December 31,                                               2000          1999          1998
- ---------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchase of marketable securities and cash deposits                                      $  (154,992)  $  (131,357)   $  (59,980)
Sale and maturity of marketable securities and cash deposits                                  120,038        48,715        60,648
Purchases of property and equipment                                                           (3,403)       (5,167)       (2,320)
Proceeds from sale of property and equipment                                                       57             -             -
Proceed from realization of investment in an investee                                          39,623        30,445         1,262
Investment in investees                                                                       (5,353)       (1,241)             -
Cash acquired in acquisition of consolidated subsidiary                                           106             -             -
                                                                                -------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                                         (3,924)      (58,605)         (390)
                                                                                -------------------------------------------------
FINANCING ACTIVITIES
Issuance of Common Stock for cash upon exercise
  of options, warrants, and employee stock purchase plan                                       15,559        20,432         1,240
Issuance of Common Stock to investor                                                                -        34,369             -
Issuance of shares to minority shareholders in consolidated subsidiary                            112             -             -
Purchase of treasury stock                                                                   (20,513)       (2,710)      (14,273)
                                                                                -------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                           (4,842)        52,091      (13,033)
                                                                                -------------------------------------------------


Increase in cash and cash equivalents                                                          24,257        11,740         1,713
Cash and cash equivalents at beginning of year                                                 20,778         9,038         7,325
                                                                                -------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                 $     45,035  $     20,778   $     9,038
                                                                                -------------------------------------------------


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
  Income taxes                                                                           $     26,035  $     17,300   $     1,530


CASH ACQUIRED IN ACQUISITION OF CONSOLIDATED SUBSIDIARY
Estimated fair value of assets acquired and liabilities assumed of the subsidiary at the date of acquisition:
  Working capital (excluding cash and cash equivalents)                                  $      (127)
  Property and equipment                                                                         (17)
Minority interest in subsidiaries at date of acquisition                                           91
In-process Research and Development and goodwill arising on acquisition                      (14,739)
Issuance of DSP shares                                                                         14,898
                                                                                -------------------------------------------------
                                                                                         $        106
                                                                                -------------------------------------------------

The accompanying notes are integral part of the consolidated financial statements.

                               DSP Group, Inc. 31

Notes to Consolidated Financial Statements

1. GENERAL

     DSP Group, Inc. (the "Company") is involved in the development and marketing of digital signal processing cores used in a wide range of applications for industries such as wireless communications, broadband communications, VoIP, multimedia, advanced telecommunications systems and personal computing. By combining its DSP core technology with its advanced speech processing algorithms, DSP Group also delivers a wide range of enabling application-specific Integrated Circuits (ICs), such as ICs for fully featured Integrated Digital Telephony (IDT) products and applications, including 900 MHz and 2.4 GHz wireless technologies and for IP telephony applications. The Company has five wholly owned subsidiaries: DSP Group Ltd. ("DSP Group Israel"), an Israeli corporation primarily engaged in research, development, marketing, sales, technical support and certain general and administrative functions; RF Integrated Systems Inc. ("RF US"), a USA corporation primarily engaged in research and development of RF technology for wireless products; Nihon DSP K.K. ("DSP Japan"), a Japanese corporation primarily engaged in marketing and technical support activities; DSP Group Europe SARL, a French corporation primarily engaged in marketing and technical support activities; and Voicecom Ltd. ("Voicecom"), an Israeli corporation primarily engaged in research and development for 900 MHz and 2.4 GHz wireless telephony products. The Company also has a partial holding of approximately 71% in VoicePump Inc. ("VoicePump") a USA corporation primarily engaged in the design, research, development and marketing of software applications for the Voice Over DSL (VODSL) and Voice Over Internet Protocol (VoIP). See note 2 - acquisition of VoicePump Inc.

     Revenues derived from the Company's largest reseller Tomen Electronics represented 52%, 47% and 45% of the Company's revenues for 2000, 1999 and 1998, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in accordance with General Accepted Accounting Principles in the United States, ("GAAP").

USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

REVENUE RECOGNITION

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB 101"), as amended in June 2000, which summarizes the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 during the fourth quarter of 2000. The adoption did not have a significant effect on our consolidated results of operations or financial postition.

PRODUCT SALES

     Product sales of integrated digital telephony ("IDT") processors for communications applications, telephony and other products are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. The Company has no ongoing commitments after shipment other than for warranty and sales returns/exchanges by distributors. The Company's provision for returns is provided in accordance with FAS 48. "Revenue Recognition when Right-Off Return Exists" The Company accrues estimated sales returns/exchanges upon recognition of sales. The Company has not experienced significant warranty claims to date, and accordingly, the Company provides for the costs of warranty when specific problems are identified.

LICENSING AND ROYALTY REVENUES

     The Company accounts for software license in accordance with Statement of Position (SOP) 97-2, "Software Revenue Recognition". SOP 97-2, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions," for all multiple element transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the "residual method" when vendor specific objective evidence (VSOE) of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements.

     Revenues are recognized when: (1) collection is probable; (2) delivery has accrued; (3) the license fee is otherwise fixed and determinable; and (4) persuasive evidence of an arrangement exists.If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer provided that all other revenue recognition criteria have been met. Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. Costs related to insignificant obligations, primarily telephone support, are accrued upon shipment and are included

                               DSP Group, Inc. 32
in cost of revenues. VSOE of fair value of the undelivered elements (maintenance, support and services) is determined based on the price charged for the undelivered element where sold separately.

     Certain royalty agreements provide for per unit royalties to be paid to the Company based on shipments by customers of units containing the Company's products. Revenue under such agreements is recognized at the time of shipment by the customers as they are reported to the Company by them. Non refundable payment on account of future royalties from similar agreements, are recognized upon payments, provided no future obligation exists.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosure About Fair Value of Financial Instruments", requires disclosures about the fair value of financial instruments. The carrying values of cash and cash equivalents, short term deposits, trade receivables and trade payables approximate fair values due to the short-term maturities of these instruments. The fair value for marketable securities is based on quoted market prices.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the company and its subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the group, have been eliminated in consolidation.

ASSET IMPAIRMENT

     The Company accounts for asset impairment in accordance with the provisions of FASB Statement No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations, certain identifiable intangibles, and the goodwill related to those assets, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. In this case, an impairment loss is recognized to the extent that the carrying amount exceeds the fair value of the assets. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Such assets are reported at the lower of their carrying amount of fair value, less costs to sell the assets.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives, at the following annual rates:

                                                                     %
- -------------------------------------------------------------------------------

Computers and peripheral equipment                                      20-33
Office furniture and equipment                                           7-10
Motor vehicles                                                             15
Leasehold improvements                            (over the terms of the lease)


INVENTORIES

     Inventories are stated at the lower of cost or market value. Cost is detremined for all kind of inventories using the average cost method. The Company periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on these evaluations, provisions are made in each period to write inventory down to its net realizable value. Inventories are composed of the following:

(US dollars in thousands) December 31,                   2000           1999
- -----------------------------------------------------------------------------

Work-in-process                                    $       34    $       169
Finished goods                                          2,781          3,114
                                                   -------------------------
                                                   $    2,815    $     3,283
                                                   -------------------------

                               DSP Group, Inc. 33

OTHER INVESTMENTS
Other investments are comprised of:

(US dollars in thousands) December 31,                 2000           1999
- -------------------------------------------------------------------------
Equity method investments:
  Investment in AudioCodes Ltd.                $    20,417    $    18,335
Available for sale investments:
  Tomen Electronics Ltd.                               485              -
Cost method investments:
  Other investments                                     98             98
                                               --------------------------
                                               $    21,000    $    18,433
                                               --------------------------
AUDIOCODES, LTD.

     AudioCodes, Ltd. ("AudioCodes") is an Israeli corporation primarily engaged in design, research, development, manufacturing and marketing hardware and software products that enable simultaneous transmission of voice and data over networks including Internet, ATM and Frame Relay. The Company acquired an approximate 35% ownership in AudioCodes in two separate transactions in 1993 and 1994. In July 1997, AudioCodes completed a private placement of additional equity securities without the participation of the Company and, as a result, the Company's equity ownership interest in AudioCodes was diluted from 35% to approximately 29%. The Company also had an option under certain conditions to purchase up to an additional 5% of the outstanding stock of AudioCodes.

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

     In May 1999, the Company exercised its option to purchase approximately 3.5% of the outstanding stock of AudioCodes for approximately $1.2 million. In the same month AudioCodes completed its initial public offering (IPO) and is now listed on the Nasdaq SmallCap Market under the symbol AUDC. In its IPO, AudioCodes issued 7.0 million shares at a price of $7.00 per share. As a result, the Company recorded in "Financial and Other income (expense)" in its consolidated statements of income for 1999 a one-time capital gain in the amount of $11.8 million. This amount was comprised of $9.4 million, which was sold in the IPO and $2.5 million from the sale of approximately 496,000 AudioCodes shares to the underwriters, to cover their over-allotment option. The gross proceeds to the Company from this sale were approximately $3.2 million. In October 1999, AudioCodes successfully concluded a follow-on public offering of
6.0 million shares at a price of $20.50 per share. In the follow-on, AudioCodes issued and sold 3.0 million shares and an additional 3.9 million shares were sold by shareholders, of which approximately 2,138,000 shares were sold by the Company in two separate transactions. The gross proceeds to the Company from these transactions were approximately $42.8 million, and were recorded as additional capital gain in the amount of $47.1 million. This amount was comprised of $10.8 million, which resulted in the public offering and $36.3 million from the sale of approximately 2,138,000 AudioCodes shares. As of December 31, 1999, the Company amortized all the remaining portion of the excess of purchase price over net assets.

     In January 2000, the Company sold an additional 1,200,000 shares of AudioCodes for approximately $43.8 million and recorded in the first quarter of 2000, an additional capital gain in the amount of $40.0 million. In May 2000 the Company sold an additional 500,000 shares of AudioCodes for approximately $19.2 million and recorded in the second quarter of 2000, an additional capital gain in the amount of $17.6 million. In December 2000 DSP Group purchased in the open market 300,000 of AudioCodes shares for approximately $4.9 million. This transaction created an excess of purchase price over net assets acquired (approximately $3,745,000 at the date of purchase), which was attributed to developed technology to be amortized over seven years. As of December 31, 2000, the Company holds 4.45 million of AudioCodes shares, which represents approximately 11% of the outstanding shares of

                               DSP Group, Inc. 34

AudioCodes. The Company's equity in the net income of AudioCodes was $2,644,000 in 2000, $2,475,000 in 1999, and $125,000 in 1998. All shares and per share numbers with respect to AudioCodes have been adjusted to reflect the 2 for 1 Stock Split effected by AudioCodes in October 2000. As of December 31, 2000, the fair market value of the Company's investment in AudioCodes was approximately $60.4 million.

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

     In December 1997, Aptel's shareholders, including the Company exchanged their shares in Aptel for ordinary shares of Nexus Telecommunications Systems Ltd. ("Nexus"). Nexus is an Israeli company whose shares are registered and traded on the Nasdaq SmallCap Market under the symbol NXUSF. In October 1997, the Company invested $176,000 in a convertible debenture in Aptel which was converted into ordinary shares of Aptel prior to the closing of the Nexus transaction. The Company received approximately 297,000 ordinary shares of Nexus in the exchange transaction amounting to approximately 3% ownership interest in Nexus. The Company's basis in the Nexus stock received is $176,000. At December 31, 1997, the Company's investment in Nexus was presented in the Company's consolidated balance sheet at the market value of $1,226,000, with the unrealized gain of $1,050,000 recorded as other comprehensive income, as a separate component of stockholder's equity. In April 1998, the Company sold all of its Nexus shares in a private transaction for approximately $1.3 million and realized a pre-tax gain on marketable equity securities of approximately $1.1 million, which is included under "Financial and Other income (expense)" in the Company's consolidated statements of income for 1998.

ACQUISITION OF VOICEPUMP INC.

     VoicePump, Inc. ("VoicePump") is an US corporation primarily engaged in the design, research, development and marketing of software applications for Voice Over DSL (VoDSL) and Voice Over Internet Protocol (VoIP). In March 2000, the Company acquired (1) approximately 1,960,250 shares of Common Stock of VoicePump from certain shareholders in exchange for approximately 261,000 shares of its Common Stock and a nominal amount of cash (to pay for fractional shares) and (2) approximately 1,027,397 shares of VoicePump common stock directly from VoicePump together with warrants to purchase up to 1,027,397 shares of VoicePump Common Stock at an exercise price of $4.866 per share within two years (of the issuance of the warrant) and up to 1,027,397 additional shares at an exercise price of $4.866 per share within three years (of the issuance of the warrant) for $5,000,000. The shares acquired from VoicePump and its shareholders (not including the shares issuable upon exercise of the warrants) represent approximately 73% of the outstanding shares of VoicePump. In the second quarter of 2000 the investment in VoicePump was diluted due to exercise of warrants by a VoicePump shareholder to approximately 71% of the outstanding shares of VoicePump. Due this transaction, the Company recorded in the second quarter of 2000 a loss of $100,000 which was attributed to minority gain in VoicePump's stock issue. The Company's original investment in VoicePump included the excess of purchase price over net assets acquired (approximately $16,070,000 at the date of purchase), which was attributed to in-process research and development and to goodwill. The operation expenses include unusual items in the amount of $11,869,000 related to the acquired in-process research and development which was written off in the first quarter of 2000. The write-off was due to unestablished technological feasibility and to no alternative future use. Other intangible assets acquired had an estimated fair value of $4,201,000 and were recorded as goodwill. As of December 31, 2000 the balance of this goodwill to be amortized in seven years was approximately $3,854,000. Pro forma information in accordance with APB-16 has not been provided, since the revenues of 2000 and 1999 were not material in relation to total consolidated revenues and net income
(loss). The consolidated statements of income for the year ended December 31, 2000 (commencing from the Acquisition date) include losses in the investment in VoicePump of approximately $2.2 million and include the minority interest in those losses in the amount of $627,000. See note 9.

TOMEN LTD.

     In September 2000, the Company invested approximately $485,000 (31.0 million Yen) in shares of its Japanese distributor's parent company, Tomen Ltd., as part of a long-term strategic relationship. Tomen's shares are traded on the Japanese stock exchange, and are recorded in "Other Investments" on our balance sheets. The Company accounts for investments in debt and equity securities (other than those accounted for under the equity method of accounting) in accordance with FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Securities available for sale are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of shareholders' equity, accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of income. At December 31, 2000 the carrying amount of securities

                               DSP Group, Inc. 35
approximated the fair value and the amount of unrealized gain or loss was not significant.

ACQUIRED ASSETS AND WORKFORCE

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

     In connection with the above, the Company capitalized approximately $2.0 million of acquired assets and work force. As of December 31, 1999, the net balance of these capitalized assets and workforce was approximately $1.1 million. The Company accounts for asset impairment in accordance with the provisions of FASB Statement No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", accordingly, in the first quarter of 2000 the Company recorded two unusual expense items, of which the outstanding balance of the capitalized assets were amortized. Management believes that the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

FOREIGN CURRENCY TRANSLATIONS

     A majority of the revenues of the Company and its subsidiaries is generated in U.S. dollars ("dollar"). In addition, a substantial portion of the Company's and its subsidiaries costs is incurred in dollars. Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

     Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting standard Board ("FASB") - "Foreign Currency Translations". All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

NET EARNINGS PER SHARE

     Basic net earnings per share is computed based on the weighted average number of shares of common stock outstanding during the period. For the same periods, diluted net earnings per share further includes the effect of dilutive stock options outstanding during the year, all in accordance with the Financial Accounting Standards Board Statement No. 128, "Earnings per Share" ("SFAS 128"). The following table sets forth the computation of basic and diluted net earning per share:

(US dollars in thousands except per share amounts)                                 2000          1999          1998
- ---------------------------------------------------------------------------------------------------------------------
Numerator:
Net Income                                                                  $    49,835   $    54,579    $   14,415


Denominator:
Weighted average number of shares of
  common stock outstanding during the period
  used to compute basic earning per share                                        26,616        23,468        19,536


Incremental shares attributable to exercise of
  outstanding options (assuming proceeds would
  be used to purchase treasury stock)                                             2,053         1,974           496
                                                                          --------------------------------------------

Weighted average number of shares of common stock
  used to compute diluted earnings per share                                     28,669        25,442        20,032
                                                                          --------------------------------------------

Basic net earnings per share                                                $      1.87   $      2.33    $     0.74
                                                                          --------------------------------------------

Diluted net earnings per share                                              $      1.74   $      2.15    $     0.72
                                                                          --------------------------------------------


                               DSP Group, Inc. 36

     Weighted average number of options outstanding to purchase approximately 432,000, 182,000 and 1,314,000 shares of common stock for the years ended December 31, 2000, 1999 and 1998, respectively, were not included in the computation of diluted net earning per share, because option exercise prices were greater than the average market price of the common shares and therefore, the effect would have been antidilutive.

CONCENTRATION OF CREDIT RISK

     SFAS No. 105, "Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk", requires disclosures of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, other cash deposits, short-term deposits and trade receivables.

     The Company's cash and cash equivalents are invested in short-term deposits with major U.S. and Israeli banks. Cash deposits in the United States may be in access of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions holding the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments. The majority of the Company's sales of products are to distributors who in turn sell to manufacturers of consumer electronics products. The Company's licensing revenues are primarily from customers that have licensed rights to use the Company's DSP Core microprocessor architectures and speech compression technology. No collateral is required from the Company's licensing customers; however, some of the customers pay using letters of credit. Write-offs for bad debts have not been significant to date.

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

MARKETABLE SECURITIES AND SHORT TERM DEPOSITS

     At December 31, 2000, all marketable securities have been designated as held to maturity under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). The amortized cost of held to maturity securities is adjusted for the amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest and other income. Realized gains and losses and declines in value judged to be other-than-temporary on held to maturity securities are included in interest and other income. The cost of securities sold is based on the specific identification method. Interest on securities classified as held to maturity are included in financial and other income. Cash deposits originally purchased with a maturity of over three months and less than one year are considered as short-term investments and are presented at cost as short-term deposits.

                               DSP Group, Inc. 37

The following is a summary of held-to-maturity securities and cash deposits at December 31, 2000 and 1999:

(US dollars in thousands)                                            AMORTIZED COST        2000          1999
- -------------------------------------------------------------------------------------------------------------
Obligations of states and political subdivisions                                    $    52,253   $    96,312
Corporate obligations                                                                   110,916        30,440
Cash deposits                                                                            58,270        21,961
                                                                                    -------------------------
                                                                                    $   221,439   $   148,713
                                                                                    -------------------------

Amounts included in marketable securities and short-term deposits                   $   178,166   $   140,593
Amounts included in cash and cash equivalents                                            43,273         8,120
                                                                                    -------------------------
                                                                                    $   221,439   $   148,713
                                                                                    -------------------------


At December 31, 2000 and 1999 the carrying amounts of securities approximated fair value.

Gross realized gains or losses for 2000, 1999, and 1998 were not significant. The amortized cost of held-to-maturity debt and securities at December 31, 2000, by contractual maturities, are shown below:

(US dollars in thousands)                               AMORTIZED COST
- ----------------------------------------------------------------------

Due in one year or less                                $        94,256
Due after one year to three years                               83,910
                                                       ---------------
                                                       $       178,166
                                                       ---------------


OTHER ASSETS, NET OF ACCUMULATED AMORTIZATION CONSIST OF THE FOLLOWING:

(US dollars in thousands)                         2000           1999
- -----------------------------------------------------------------------

Goodwill                                      $    3,854    $         -
Intangible assets                                      -          1,115
Deposit and other                                    405            135
                                              -------------------------
                                              $    4,259    $     1,250
                                              -------------------------

SEVERANCE PAY

     The Company's subsidiaries, DSP Group Israel and Voicecom, have liability for severance pay pursuant to Israeli law, based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees. The Company's liability is fully provided by monthly deposits with severance pay funds and insurance policies.

     The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of these policies is recorded as an asset in the Company's balance sheet.

     Severance expenses for the years ended December 31, 2000, 1999 and 1998, were approximately $890,000, $593,000 and $367,000, respectively.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, ("APB-25"), "Accounting for Stock Issued to Employees" and interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN-44") in accounting for its employee stock options. Under APB-25, when the exercise price of the employee's options equals or is higher than the market price of the underlying Company stock on the date of grant, no compensation expense is recognized. The pro-forma information with respect to the fair value of the options is provided in accordance with the provisions of statement No. 123 "Accounting for stock Based Compensation" (see Note 4).

                               DSP Group, Inc. 38

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new statement will have a significant effect on earnings or the financial position of the Company.

INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". This statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are charged to the statement of operations as incurred.

3. PROPERTY AND EQUIPMENT

Composition of assets, grouped by major classifications, is as follows:

(US dollars in thousands) December 31,                 2000          1999
- -------------------------------------------------------------------------
Computers and peripheral equipment              $    15,229    $   12,216
Office furniture and equipment                        1,076           985
Motor vehicles                                        1,145         1,163
Leasehold improvements                                2,076         1,866
                                                -------------------------
                                                     19,526        16,230


Less accumulated depreciation                        13,075         9,282
                                                -------------------------
Depreciated cost                                $     6,451    $    6,948
                                                -------------------------

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

DIVIDEND POLICY

     At December 31, 2000, the Company had retained earnings of approximately $114.3 million. The Company has never paid dividends on its Common Stock and presently intends to follow a policy of retaining any earnings for reinvestment in its business.

STOCK SPLIT EFFECTED AS A STOCK DIVIDEND

     On January 24, 2000, the Company's Board of Directors declared a stock split to be effected as a stock dividend whereby each holder of record of Common Stock on February 16, 2000 received one additional share of common stock for each share then owned. The stock split effected as stock dividend was paid on March 1, 2000.

     All shares and stock option information in the consolidated financial statements have been retroactively restated for all periods to reflect the stock split effected as a stock dividend.

STOCK ISSUANCE TO INVESTOR

     On February 2, 1999, the Company announced that it had entered into a stock purchase agreement with Magnum Technologies, Ltd., an international investment fund, in which the Company issued and sold 4,600,000 new shares of the Company's common stock to Magnum. Based in part on Magnum's representations, the transaction was exempt from the registration requirements of the Securities Act of 1933 according to Section 4(2) of the Securities Act. These shares, representing

                               DSP Group, Inc. 39

19.6% of the Company's outstanding common stock at the time of the transaction, were issued for a price of $7.5 per share, or an aggregate of $34.4 million in total net proceeds to the Company. As part of the agreement, Magnum may acquire additional shares of the Company in the open market, but may not bring its total holdings to more than 35% of the Company's outstanding shares of common stock. Furthermore, Magnum agreed to restrict its sales of the Company's shares it purchased for an 18 month period from the date of the transaction under Rule 144(e)(i) of the Securities Act of 1933, unless it received the prior written approval of the Company. Additionally, the Company invited Magnum to appoint two new directors to the Board of Directors, which currently brings the total number of members of the Board of Directors to six. In February and August 2000, Magnum exercised its option and sold 2.9 million shares of the Company's common stock. After the sale, Magnum holds approximately 2.9 million shares representing approximately 11% of the Company's outstanding shares of common stock.

SHARE REPURCHASE PROGRAM

     In March 1999, the Company's Board of Directors authorized a new plan to repurchase up to an additional 2,000,000 shares of the Company's common stock from time to time on the open market or in privately negotiated transactions, increasing the total shares authorized to be repurchased to 4,000,000 shares. Accordingly, in 2000, 1999 and 1998, the Company repurchased 850,000, 400,000 and 1,628,000 shares, respectively, of its common stock at an average purchase price of $24.13, $6.78 and $8.77 per share, respectively, for an aggregate purchase price of approximately $20.5 million, $2.7 million and $14.3 million, respectively. In 2000 and 1999, the Company issued 65,000 and 1,818,000 shares, respectively, of the Company's common stock to employees who have exercised their stock options.

     Such repurchases of common shares are accounted for as treasury stock, and result in a reduction of stockholders' equity. When treasury shares are reissued, the Company charges the excess of the repurchase cost over issuance price using the weighted average method to retain earnings. In case the repurchasing cost is lower than the issuance price, the Company charges the difference to additional paid in capital.

STOCK PURCHASE PLAN AND STOCK OPTION PLANS

     The Company has various stock plans under which employees, consultants, officers, and directors may be granted options to purchase the Company's common stock. A summary of the various plans is as follows:

     1991 EMPLOYEE AND CONSULTANT STOCK PLAN. In 1991, the Company adopted the 1991 Employee and Consultant Stock Plan (the "1991 Plan"). Under the 1991 Plan, employees and consultants may be granted incentive or non-qualified stock options or stock purchase rights for the purchase of the Company's common stock. The 1991 Plan expires in 2001 and currently provides for the purchase of up to 8,600,000 shares of the Company's common stock.

     The exercise price of options under the 1991 Plan shall not be less than the fair market value of the common stock for incentive stock options and not less than 85% of the fair market value of the common stock for nonqualified stock options at the date of grant, as determined by the Board of Directors. The Company's policy is to grant option at fair value.

     Options under the 1991 Plan are generally exercisable over a 48-month period beginning 12 months after issuance or as determined by the Board of Directors. Options under the 1991 Plan expire up to seven years after the date of grant.

     1993 DIRECTOR STOCK OPTION PLAN. Upon the closing of the Company's initial public offering, the Company adopted the 1993 Director Stock Option Plan (the "Directors' Plan"). Under the Directors' Plan the Company is authorized to issue nonqualified stock options to purchase up to 550,000 shares of the Company's common stock at an exercise price equal to the fair market value of the common stock on the date of grant. The Directors' Plan, following certain amendments in 1996 approved by the Company's stockholders, provides that each person who is an outside director on the effective date of the Directors' Plan and each outside director who subsequently becomes a member of the Board of Directors shall automatically be granted an option to purchase 30,000 shares (the First Option). Additionally, each outside director shall automatically be granted an option to purchase 10,000 shares (a Subsequent Option) on January 1 of each year if, on such date, he/she shall have served on the Board of Directors for at least six months.

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

     1993 ISRAELI PLAN. In 1993, the Company adopted the 1993 DSP Group, Inc. Israeli Stock Option Plan (the "1993 Israeli Plan") under which the Company is authorized to issue nonqualified stock options to purchase up to 334,000 shares of the Company's common stock at an exercise price equivalent to fair market value. Options are immediately exercisable and expire five years from the date of grant. All options and shares are held

                               DSP Group, Inc. 40
in a trust until the later of 24 months from the date of grant or the shares are vested based on a vesting schedule determined by a committee appointed by the Board of Directors.

     1998 NON-OFFICER EMPLOYEE STOCK OPTION PLAN. In 1998, the Company adopted the 1998 Non-Officer Employee Stock Option Plan (the "1998 Plan"). Under the 1998 Plan, employees may be granted non-qualified stock options for the purchase of the Company's common stock. Officers and directors of the Company are excluded from participating under the 1998 Plan. The 1998 Plan expires in 2008 and currently provides for the purchase of up to 3,600,000 shares of the Company's common stock.

     The exercise price of options under the 1998 Plan shall not be less than the fair market value of the common stock for nonqualified stock options, as determined by the Board of Directors.

     Options under the 1998 Plan are generally exercisable over a 48-month period beginning 12 months after issuance or as determined by the Board of Directors. Options under the 1998 Plan expire up to seven years after the date of grant.

A summary of activity under the 1991 Plan, the 1993 Israeli Plan, the Directors' Plan, and the 1998 Plan is as follows:

                                                                              OPTIONS OUTSTANDING
                                                                        -----------------------------
                                                               SHARES        SHARES          WEIGHTED
                                                            AVAILABLE         UNDER           AVERAGE
(Shares in thousands)                                       FOR GRANT        OPTION    EXERCISE PRICE
- -----------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1998                                        506         2,634   $          8.44
Authorized                                                      3,900             -   $             -
Granted                                                       (1,624)         1,624   $          9.27
Exercised                                                           -         (188)   $          4.98
Canceled                                                          272         (272)   $          6.80
                                                          -------------------------------------------
BALANCE AT DECEMBER 31, 1998                                    3,054         3,798   $          9.09
                                                          -------------------------------------------

Authorized                                                      2,400             -   $             -
Granted                                                       (3,600)         3,600   $         14.33
Exercised                                                           -       (2,272)   $          8.84
Canceled                                                          316         (316)   $          9.93
                                                          -------------------------------------------
BALANCE AT DECEMBER 31, 1999                                    2,170         4,810   $         13.07
                                                          -------------------------------------------

Authorized                                                        500             -   $             -
Granted                                                       (2,262)         2,262   $         32.71
Exercised                                                           -       (1,438)   $         10.37
Canceled                                                          348         (348)   $         11.03
                                                          -------------------------------------------
BALANCE AT DECEMBER 31, 2000                                      756         5,286   $         22.34
                                                          -------------------------------------------


A summary of the average fair exercise price and the number of options exercisable for the years 2000, 1999 and 1998, is as follows:

                                                                                                 2000          1999         1998
                                                                                         ----------------------------------------

Number of options exercisable as of December 31, (options in thousands)                           847            78          938
                                                                                         ----------------------------------------
Weighted average exercise price of exercisable options                                   $      15.43   $     14.36   $     9.27
                                                                                         ----------------------------------------


                               DSP Group, Inc. 41

A summary of the Company's stock option activity and related information as of December 31, 2000, is as follows:

                                   OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
         --------------------------------------------------------------------------------------------
                                               AVERAGE     WEIGHTED -     WEIGHTED-         WEIGHTED-
                  RANGE OF      NUMBER OF    REMAINING        AVERAGE     NUMBER OF           AVERAGE
                  EXERCISE        OPTIONS  CONTRACTUAL       EXERCISE   EXERCISABLE          EXERCISE
                    PRICES    OUTSTANDING   LIFE YEARS          PRICE       OPTIONS             PRICE
         --------------------------------------------------------------------------------------------
         $  3.81 - $  9.41        868,047         4.66           7.86       138,714              6.17
         $  9.44 - $  9.44        919,748         5.06           9.44       242,001              9.44
         $  9.63 - $ 21.44        735,697         5.13          16.18       268,846             14.44
         $ 22.00 - $ 22.00        993,000         6.82          22.00        37,500             22.00
         $ 22.53 - $ 39.00        773,600         6.31          33.95       160,002             32.64
         $ 40.22 - $ 54.06        996,817         6.43          42.73             0                 0
         --------------------------------------------------------------------------------------------
                                5,286,909         5.78   $      22.34       847,063  $          15.43
         --------------------------------------------------------------------------------------------


Weighted average grant date fair value of options granted during the year whose exercise price is equal to the market price of the shares at date of grant are as follows:

                                                                 2000          1999          1998
                                                           --------------------------------------

Exercise price equals fair value at date of grants         $    29.82    $    10.61    $     9.65
                                                           --------------------------------------


1993 EMPLOYEE STOCK PURCHASE PLAN

     Upon the closing of the Company's initial public offering, the Company adopted the 1993 Employee Stock Purchase Plan (the "1993 Purchase Plan"). The Company has reserved an aggregate amount of 700,000 shares of Common Stock for issuance under the 1993 Purchase Plan. The 1993 Purchase Plan provides that substantially all employees may purchase stock at 85% of its fair market value on specified dates via payroll deductions. There were approximately 55,000, 60,000 and 64,000 shares issued under the Purchase Plan in 2000, 1999 and 1998, respectively.

COMMON STOCK RESERVED FOR FUTURE ISSUANCE

Shares of Common Stock of the Company reserved for future issuance at December 31, 2000, are as follows:

(US dollars in thousands)
- --------------------------------------------------------------------------------
Employee Stock Purchase Plan                                                384
Stock Options                                                             6,042
Undesignated Preferred Stock                                              5,000
                                                                   -------------
                                                                         11,426
                                                                   -------------
STOCK BASED COMPENSATION

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

     The fair value of the Company's employee stock options was estimated at the date of grant using a Black-Scholes multiple option pricing model with the following weighted average assumptions; risk-free interest rates of 4.88 %, 5.5% and 5.02% for 2000, 1999 and 1998, respectively; a dividend yield of 0.0%

                               DSP Group, Inc. 42
for each of those years; a volatility factor of the expected market price of the Company's Common Stock of 0.81, for 2000, 0.76 for 1999 and 0.77 for 1998; and a weighted-average expected life of the option of 2.9 years for 2000, 2.9 years for 1999 and 3.0 years for 1998.

     The Company does not recognize compensation cost related to employee stock purchase rights under the Employee Stock Purchase Plan. To comply with the pro forma reporting requirements of SFAS 123, compensation cost is estimated for the fair value of the employees' stock purchase rights using the Black-Scholes model with the following assumptions for those rights granted in 2000, 1999 and 1998; dividend yield of 0.0%; an expected life ranging up to 0.5 years; expected volatility factor of 1.0 in 2000, 0.70 in 1999 and 0.71 in 1998; and a risk free interest rate of 4.87% in 2000, 6.33% in 1999 4.84% in 1998. The weighted average fair value of those purchase rights granted in January 2000, July 2000, January 1999, July 1999, January 1998 and July 1998 were $36.16, $42.84, $6.33,
$17.05, $10.70 and $9.57, respectively.

     Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(US dollars in thousands, except per share data)                                    2000           1999           1998
- ----------------------------------------------------------------------------------------------------------------------
Net income as reported                                                        $   49,835    $    54,579    $    14,415
Pro forma net income                                                          $   32,284    $    47,513    $    10,428
Pro forma basic earnings per share                                            $     1.21    $      2.03    $       .54
Pro forma diluted earnings per share                                          $     1.20    $      2.03    $       .54
                                                                              ----------------------------------------


5.INDUSTRY SEGMENT REPORTING

   The Company has two reportable segments, principally the development and licensing of affordable, high performance, cost effective DSP-based software and the sales of integrated circuits and circuit boards. The information evaluated by the Company's decision makers in deciding how to allocate resources to these segments are total revenues, gross margin and segments assets as presented in the statement of operations and balance sheet.

   The accounting policies of the segments are in accordance with the requirements of FAS 131 "Disclosure About Segments of an Enterprise and Related Information".

Segment revenues, gross margins and assets for the year ended December 31, 2000:

                                                                                            DSP CORE       IC'S AND
(US dollars in thousands)                                                                 TECHNOLOGY          OTHER         TOTAL
- ---------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                                 $    22,910      $  86,603 *  $  109,513
Gross margin                                                                                  22,500         38,105        60,605
Segment assets                                                                                 2,431         27,171        29,602
                                                                                         ----------------------------------------


(*)  Including $1,945 of Truespeech licensing and royalties revenues.

     Segment revenues, gross margins and assets for the year ended December 31, 1999:

                                                                                            DSP CORE       IC'S AND
(US dollars in thousands)                                                                 TECHNOLOGY          OTHER          TOTAL
- -----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                                 $    18,201      $  58,232 * $     76,433
Gross margin                                                                                  17,993         25,234         43,227
Segment assets                                                                                 1,902         24,595         26,497


(*)  Including $702 of Truespeech licensing and royalties revenues.

                               DSP Group, Inc. 43

Segment revenues, gross margins and assets for the year ended December 31, 1998:

                                                                                  DSP CORE      IC'S AND
(US dollars in thousands)                                                       TECHNOLOGY         OTHER         TOTAL
- ----------------------------------------------------------------------------------------------------------------------
Revenues                                                                       $    13,244      $ 50,606 *  $   63,850
Gross margin                                                                        12,963        21,459        34,422
Segment assets                                                                       1,088         5,846         6,934
                                                                               ---------------------------------------

(*)  Including $1,264 of Truespeech licensing and royalties revenues.

The following is a summary of operations within geographic areas based on customer locations:

(US dollars in thousands)                                                             2000          1999          1998
- ----------------------------------------------------------------------------------------------------------------------
REVENUE DISTRIBUTION:
United States                                                                  $    16,114    $    7,098    $    3,821
  Japan                                                                             61,239        43,758        35,711
  Europe                                                                             7,645         6,226        10,591
  Asia                                                                              21,546        15,392        12,616
  Israel                                                                             2,969         3,959         1,111
                                                                               ---------------------------------------
                                                                               $   109,513    $   76,433    $   63,850
                                                                               =======================================

LONG-LIVED ASSETS:
  United States                                                                $    21,493    $   21,694    $    2,085
  Israel                                                                             7,972         4,742         4,783
  Other                                                                                137            61            66
                                                                               ---------------------------------------
                                                                               $    29,602    $   26,497    $    6,934
                                                                               =======================================

6. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

     The Company leases certain equipment and facilities under noncancelable operating leases. The Company has significant leased facilities in Herzelia Pituach, Israel and in Santa Clara, California. In 1996, the Company negotiated the assignment of certain of its Santa Clara facility use obligations to another company (the "Assignee"). The Company received payments from the Assignee in the Santa Clara facility, of $322,000 in both 2000 and 1999. In August 1997, the Company entered into a new lease for its Israel facilities in Herzelia Pituach. The lease agreement is effective until November 2003. In December 1999, May 1999 and September 1998, the Company entered into three new leases for additional office space at its Israel facilities in Herzelia Pituach. The lease agreements for the additional spaces are effective until November 2003. VoicePump leases office facilities in Palo Alto, California. The lease is effective from March 2000 until February 2006. Voicepump also leased office facilities for its research and development personnel in Schaumburg, Illinois, the lease is effective until November 2003. In November 2000, DSP Japan entered into a new facility in Tokyo, Japan. This new lease is effective until October 2004. The Company has car operating lease agreements which terminate in 2003.

                               DSP Group, Inc. 44

At December 31, 2000, the Company is required to make the following minimum lease payments:

(US dollars in thousands)                                YEAR            AMOUNT
- -------------------------------------------------------------------------------
                                                         2001             1,724
                                                         2002             1,528
                                                         2003             1,370
                                                         2004               417
                                                         2005               211
                                                         2006                35
                                                  ------------------------------
                                                                $         5,285
                                                  ------------------------------


     Total rental expense for all leases was approximately $964,000 (net of sublease income of $322,000), $736,000 (net of sublease income of $322,000), $545,000 (net of sublease income of $365,000), for the years ended December 31, 2000, 1999, and 1998, respectively.

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

7. INCOME TAXES

The provision for income taxes is as follows:

(US dollars in thousands)                                                                        2000          1999          1998
- ---------------------------------------------------------------------------------------------------------------------------------
FEDERAL TAXES:
Current                                                                                   $     7,405   $     1,080    $    2,751
Deferred                                                                                      (3,286)         6,168         1,181
                                                                                          ---------------------------------------
                                                                                                4,119         7,248         3,932
STATE TAXES:
Current                                                                                         1,798         1,140           216
Deferred                                                                                         (41)           209            97
                                                                                          ---------------------------------------
                                                                                                1,757         1,349           313
FOREIGN TAXES:
Current                                                                                        24,554        16,684           559
Deferred                                                                                         (65)           365             -
                                                                                          ---------------------------------------
                                                                                               24,489        17,049           559
                                                                                          ---------------------------------------
                                                                                          $    30,365   $    25,646    $    4,804
                                                                                          ---------------------------------------


PROVISION FOR INCOME TAXES

   The tax benefits associated with the exercise of stock options reduced taxes currently payable by $2,429,000 in 2000, $1,591,000 in 1999, and $1,192,000 in
1998. Such benefits were credited to paid in capital.

   Pretax income from foreign operations was $21,239,000, $14,965,000 and $7,330,000 in 2000, 1999 and 1998, respectively. Unremitted foreign earnings that are considered to be permanently invested outside of the U.S., and on which no deferred taxes have been provided, amount to approximately $30.0 million at December 31, 2000. If such amounts were remitted, the Company would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits) and additional Israeli corporate income and withholding taxes of approximately $6.0 million.

                               DSP Group, Inc. 45

A reconciliation between the Company's effective tax rate and the U.S. statutory rate:


(US dollars in thousands) Years Ended December 31,                                               2000          1999          1998
- ---------------------------------------------------------------------------------------------------------------------------------
Tax at U.S. statutory rate                                                                $    28,070   $    27,276    $    6,534
State taxes, net of federal benefit                                                             1,142           890           207
In process R&D and goodwill amortization                                                        4,344             -             -
Foreign income taxed at rates other than U.S. rate                                            (3,864)       (3,934)       (1,806)
Different rate from sale of affiliate                                                               -         1,179             -
Tax credits utilized                                                                             (66)             -         (264)
Other individually immaterial items                                                               739           235           133
                                                                                          ---------------------------------------
                                                                                          $    30,365   $    25,646    $    4,804
                                                                                          ---------------------------------------


     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2000 and 1999 are as follows:

(US dollars in thousands)                                               2000              1999
- ----------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS (LIABILITIES):
  Tax credit carryforwards                                        $    4,237    $          545
  Deferred revenue                                                       805                 -
  Reserves and accruals                                                1,387             1,349


  Valuation allowance                                                (1,875)                 -


  Investment in affiliate                                         $  (5,559)    $      (6,790)
  Other                                                                    -               223

                                                                ------------------------------
TOTAL DEFERRED TAXES                                              $  (1,005)    $      (4,673)
                                                                ------------------------------


     As of December 31, 2000, the Company had foreign tax credit carryovers of approximately $4.2 million. These foreign tax credit carryovers are available to offset US federal income taxes, subject to certain limitation calculations, and will expire in years 2004 and 2005 if not used. In addition, utilization of the foreign tax credit carryovers may also be subject to an annual limitation based on the change in ownership rules under the Tax Reform Act of 1986.

     Management believes that the deferred net tax assets will be realized based on current levels of future taxable income and potentially refundable taxes. Management provided valuation allowance for certain foreign tax credits that may be subject to limitations on their utilization.

     The valuation allowance increased by $1,875,000 in 2000, and decreased by $1,250,000 in 1999.

     DSP Group Israel's production facilities have been granted "Approved Enterprise" status under Israeli law in connection with four separate investment plans.

     According to the provisions of such Israeli law, DSP Group Israel has chosen to enjoy "Alternative plan benefits," which is a waiver of grants in return for tax exemption. Accordingly, DSP Group Israel's income from an "Approved Enterprise" is tax-exempt for a period of two or four years and is subject to a reduced corporate tax rate of 10% - 25% (based on percentage of foreign ownership) for an additional period of eight or six years, respectively. The tax benefits under these investment plans are scheduled to gradually expire starting from 2005 through 2009.

     DSP Group Israel's first and second plans, which were completed and commenced operation in 1994 and 1996, respectively, are tax exempt for two and four years from the first year it has taxable income, respectively, and are entitled to a reduced corporate tax rate of 10% - 25% (based on percentage of foreign ownership) for an additional period of eight and six years, respectively.

     The third plan which was completed and commenced operation in 1998 is tax exempt for two years, from the first year

                               DSP Group, Inc. 46
it has taxable income and is entitled to a reduced corporate tax rate of 10% - 25% (based on percentage of foreign ownership) for an additional period of eight years from the first year it has taxable income.

     The fourth plan was approved 1998. It entitled DSP Group Israel to a corporate tax exemption for a period of two years and to a reduced corporate tax rate of 10% - 25% (based on percentage of foreign ownership)for an additional period of eight years.

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

     Through December 31, 2000, DSP Group Israel has met all the conditions required under these approvals.

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

8. RELATED PARTY TRANSACTIONS

     In 1993, the Company entered into a development and licensing agreement with AudioCodes (see Note 2 Other Investments). Under the agreement, AudioCodes is to perform certain research and development services for the Company. Upon development of the technology, the Company is to pay AudioCodes a service fee and additional royalty fees of 15% to 50% of the net revenue and 3% to 10% of the gross margin realized from the sale of the technology incorporated in the Company's products. In 2000, 1999 and 1998 the Company recorded the following:

(US dollars in thousands)                       2000           1999         1998
- --------------------------------------------------------------------------------

RELATED PARTY TRANSACTIONS
REVENUES:
   Product sales                           $   1,216     $      861    $     944
   Licensing                               $      65     $       92    $      82
COST OF REVENUES:
   Cost of products                        $     521     $      324    $     384
   Cost of licensing                       $     461     $       63    $     160
OPERATING EXPENSES:
   Research and development                $      80     $      358    $     345
   LIABILITIES AS OF DECEMBER 31,          $     100     $      109    $     121
                                           -------------------------------------

9. SUBSEQUENT EVENTS

VOICEPUMP ACQUISITION

   In February 2001, the Company exercised its option and acquired the remaining VoicePump common stock. The Company acquired approximately 1,210,750 shares of common stock of VoicePump in exchange for approximately 161,433 shares of its common stock and a nominal amount of cash (to pay for fractional shares).

                               DSP Group, Inc. 47